Open Joint-Stock Company "«Svyazinform" of Nizhniy y Novgorod Region

Registered: 15.12.93 by Administration of Nizhniy Novgorod,
Registration № 448
Mail address and location:
603000, Nizhniy Novgorod, Gorkiy sq., Post House
Telephone: (8-8312) 33-20-47, Fax: (8-8312) 30-67-68

informs about results of General Annual Shareholder Meeting held on June 28, 2000.

1. Lyulin Vladimir Fedorovich is appointed General Director of the Company.
2. The Board of Directors composed of the following persons is elected:

Ismailov Nail Ismailovich: President of public noncommercial organization « Communication Facilities Equipment Manufacturers and Consumers Union »
Lyulin Vladimir Fedorovich: Vice-president of the the Board of Directors - General Director of PJSC "Nizhegorodsvyazinform"
Arakcheyev Aleksandr Vasilievich: Chief Engineer of PJSC "Nizhegorodsvyazinform"
Bakhaev Mikhail Anatolievich: Director of NGTS
Volkov Vladimir Nikolaevich: Director of Dzerzhinsk Telecommunication Center
Grigorieva Alla Borisovna: Deputy Director of Department of corporate management, Chief of Department of representatives of PJSC « Svyazinvest »
Grigorieva Lyubov Ivanovna: Deputy General Director of PJSC "Nizhegorodsvyazinform"
Dyachenko Sergey Aleksandrovich:Director of Department for Transport, Roads and Communications of Nizhniy Novgorod
Zabelin Vladislav Vladimirovich: Director of Department for legal support of of PJSC « Svyazinvest »

3. Modifications and Additions to the Charter of the Company, Provision about the Board of Directors are approved, and also the Provision about the Auditing Committee in a new wording is approved.

4. Approved size of the dividends:

one common share	- 0.14 Rub.
one preferred share	- 0.60 Rub.

Beginning of disbursement of dividends of each category of shares: from July 28 of current year.

dlw 4/9

Termination date of disbursement of dividends of common and preferred shares: till 01.01.2001.

5. Corporation CJSC « PricewaterhouseCooper's Audit » is approved as Auditor of the Company for 2001 (License #016153 of 23.11.1999, granted by RF Finance Ministry).

According to item 1 of Article 92 of the Federal Act « About joint-stock companies » the PJSC informs its shareholders:

1. The maintenance of the Registry of the Company is carried out by a LLC « The First Independent Registrar » (license № 01132 of 12.09.96 is granted by the Federal Commission for Securities and Stock Exchange at the Government of Russian Federation).
   Location: Nizhniy Novgorod, Gorkiy sq., Post House, p.o.b. 556. Telephone (8-8312) 30-11-33, fax (8-8312) 30-11-33.
2. The Company's Registry Closing Date is 01.05.2000
   Number of shareholders having the right to participation in the Annual Meeting and annual dividends is 8065.

3. The Balance Sheet of the PJSC for 1999 (is approved by the General Annual Meeting on 28.06.2000).

Assets	01.01.1999 (thousand Rub.)	01.01.2000 (thousand Rub.)
1. Non-current assets	1245655	1364789
2. Current assets	381092	421280
3. Losses	-	19392
Balance	1626747	1805461
Liabilities		
4. Capital and reserves	1094640	1263357
5. Long-term liabilities	263296	331379
6. Short-term liabilities	268811	210725
Balance	1626747	1805461

4. The report on profits and losses for 1998 (is approved by the General Annual Meeting on 28.06.2000).

	In report period (thousand Rub.).
Proceeds from services	1036369
Cost price of services provided	685065

[redacted]

Profit of implementation	351304
Profit of report period	216158

5. Ratio of net assets cost and the charter capital is 2.1.

The reliability of the accounts of PJSC "Nizhegorodsvyazinform" is confirmed by "Yumita" auditor corporation.

(Extract from the newspaper "Nizhegorodskiye Novosti" # 138 of July 27.07. 2000.

[redacted]

Public Joint-Stock Company “Svyazinform” of N.Novgorod Region

603000, N. Novgorod, M. Gorkiy sq., Dom Svyazi

Notification

Dear Stockholder,

PJSC “Nizhegorodsvyazinform” informs you that on December 13, 2001 (Minutes 10), the Board of Directors passed a Resolution about cancellation of the Agreement for Maintenance of Stock Register of the Company with “The First Independent Registrar” Ltd. and conclusion of the Agreement with CJSC “Registrator-Svyaz” due to reorganization and centralization of Maintenance of Stock Register of the consolidated Company by a sole Registrar.

The Limited Liability Company “The First Independent Registrar” is located at the following address: 603000 Nizhniy Novgorod, M. Gorkiy sq., Dom Svyazi, POB 556. Phone: (8-8312) 30-11-33.

Termination date for the Agreement for Stock Register Maintenance is February 1, 2002.

PJSC “Nizhegorodsvyazinform” concludes an Agreement for Stock Register Maintenance with the Closed Joint-Stock Company “Registrator-Svyaz” located at the following address:

107014 Moscow, B. Olenya str., 15 A, POB 128. Phone: 268-70-13.

The legal address:

123557 Moscow, Presnenskiy Val, 27.

Effectiveness date of the Agreement for Maintenance of Stock Register with CJSC “Registrator-Svyaz” is February 1, 2002.

The Stockholder of PJSC “Nizhegorodsvyazinform” is entitled to obtain a certificate with the transcript of records made in his personal account in chronological order by “The First Independent Registrar” Ltd. before transfer of the Register.

Board of Directors

(Extract from “Komsomolskaya Pravda” # 1 (22706) of January 5-11, 2002)

Открытое акционерное общество «Связьинформ» Нижегородской области

603000 Нижний Новгород, пл. М. Горького, Дом связи

УВЕДОМЛЕНИЕ

Уважаемый акционер!

ОАО «Нижегородсвязьинформ» извещает вас о том, 13 декабря 2001 года (протокол № 10) Советом директоров компании принято решение о расторжении договора на ведение реестра общества с ООО «Первый независимый регистратор» и замене регистратора на ЗАО «Регистратор–Связь» в связи с реорганизацией и централизованным ведением реестра объединенной компании единым регистратором.

Общество с ограниченной ответственностью «Первый независимый регистратор» находится по адресу: 603000 Нижний Новгород, пл. М. Горького, Дом связи, а/я 556, тел. (8–8312) 30–11–33.

Дата прекращения действия договора на ведение реестра 1 февраля 2002 г.

ОАО «Нижегородсвязьинформ» заключает договор на ведение реестра общества с закрытым акционерным обществом «Регистратор–Связь», находящимся по адресу: 107014 Москва, ул. Б. Оленья, д.15а, а/я 128, тел. 268–70–13 (юридический адрес: 123557 Москва, Пресненский вал, д. 27).

Дата вступления в силу договора на ведение реестра с ЗАО «Регистратор–Связь» 1 февраля 2002 г.

Акционер ОАО «Нижегородсвязьинформ» имеет право до передачи реестра получить справку от ООО «Первый независимый регистратор» о записях, проведенных по его лицевому счету данным регистратором в хронологическом порядке.

Совет директоров.

Газета „Комсомольская правда"
№1(22706) от 05÷11 января 2002 г.



Уведомление

Уважаемый акционер!

Совет директоров

ОАО "Нижегородсвязьинформ"

извещает вас, что

28 июня 2000 года в 10.00

в актовом зале Дома связи г.Н.Новгорода

состоится

годовое общее собрание акционеров.

Список акционеров, имеющих право на участие в годовом общем собрании акционеров, составлен по состоянию на 1 мая 2000 г.

Повестка дня:

1. Внесение изменений и дополнений в устав.
2. Утверждение годового отчета, бухгалтерского баланса, счета прибылей и убытков ОАО "Нижегородсвязьинформ", распределение прибыли и убытков за отчетный 1999 год и планируемое распределение прибыли и убытков на 2000 год.
3. О выплате дивидендов за 1999 год, размере, сроках, порядке и форме их выплаты по акциям каждой категории.
4. Избрание членов совета директоров.
5. Внесение изменений и дополнений в Положение о совете директоров.
6. Утверждение аудитора общества.
7. Утверждение счетной комиссии.

Начало регистрации в 8.00 28 июня 2000 г.

С информацией, подлежащей представлению при подготовке к проведению годового общего собрания акционеров, вы можете ознакомиться с 29 мая 2000 г. в течение рабочего дня в ООО "Первый независимый регистратор", по адресу: г.Н.Новгород, пл.М.Горького, Дом связи, 1-й этаж.

Совет директоров.

Совет директоров ОАО "Нижегородстройснаб"
извещает акционеров, что
годовое собрание акционеров состоится
26 мая 2000 г. в 15 часов
по адресу: г.Н. Новгород ул.Вязниковская, 26.
С информацией, представляемой на годовом собрании, можно ознакомиться по адресу: **г.Н.Новгород ул. Костина, 2, к.88-89.**
Совет директоров.

ПОСТУ...
ВЕТЕР...

Близится май. К праздн... беды готовятся не с... ветераны и участники ... сколько те, кто призван с... жизнь этих уважаемых в... стве людей хоть чуточку ... Сегодня наша беседа - с з... тителем директора деп... мента по труду и социа... защите населения предс... лем комитета по делам ве... нов Н.Н.СЕЛИВАНОВОЙ.

- Нина Николаевна ... уже сделано и что дела... Нижегородской област... ветеранов и участн... войны к празднику Побе...

- День Победы - это од... тех дат, которая священн... любого россиянина. Не... симо от политических убе... ний, пристрастий. Те, ког... зовем ветеранами, - э... воевавшие на фронтах, и... женики тыла, и те, кто ... окопы, разминировали ... ные поля, блокадники Ле... града, узники фашизма, ... войны, инвалиды войны - ... кого своим опаленным ... лом коснулась война. 55-... довщина Победы - особо ... чимая дата 2000 года в ... тельности всех структур в... ти, организаций, коллекти... кто так или иначе связан с... теранами.

Разработан и утвержде... бернатором области и пре... дателем Законодательного... брания план мероприяти... котором определены фина... вые затраты, ответственно... структурных подразделе... органов власти, сроки и ме... проведения мероприятий.

На территории обла... действует оргкомитет под ... ководством вице-губернат... Александра Серикова.

- Наверное, мы не смож... сейчас перечислить все, ... состоится во всех райо... области. Но есть, наверн... общее направление рабо... то, что связывает воеди... всех, кто сегодня заботитс... ветеранах. Что главное?

- Важно дойти до кажд... никого не забыть, отдать д... уважения всем, кто, не жал... себя в "сороковые роковы...

газ. "Нижегор. новости" №76 23.04.2000 г.

Секретарь Совета директоров [подпись] Н.И. Нодарова

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "НИЖЕГОРОДСВЯЗЬИНФОРМ" г. НИЖНИЙ НОВГОРОД НИЖЕГОРОДСКОЙ ОБЛАСТИ

Открытое акционерное общество
"Связьинформ" Нижегородской области

603000, г. Н.Новгород, пл.М.Горького, Дом связи

Уведомление

Уважаемый акционер!

Совет директоров ОАО "Нижегородсвязьинформ" извещает вас о том, что 25 июня 2001 года в 10.00 в актовом зале Дома связи г.Н.Новгорода состоится общее годовое собрание акционеров.

Список акционеров, имеющих право на участие в общем годовом собрании акционеров, составлен по состоянию на 28 апреля 2001 г.

Повестка дня

1. Внесение изменений и дополнений в устав общества.
2. Утверждение аудитора общества за 2000 г.
3. Утверждение годового отчета, бухгалтерского баланса, счета прибылей и убытков ОАО "Нижегородсвязьинформ", распределение прибыли и убытков за отчетный 2000 год и планируемое распределение прибыли и убытков на 2001 год
4. О выплате дивидендов за 2000 год, размере, сроках, порядке и форме их выплаты по акциям каждой категории.
5. Внесение изменений и дополнений в Положение об общих собраниях акционеров общества.
6. Внесение изменений и дополнений в Положение о совете директоров общества.
7. Утверждение Положения о ревизионной комиссии общества в новой редакции.
8. Избрание членов совета директоров общества.
9. Досрочное прекращение полномочий членов ревизионной комиссии общества. Избрание членов ревизионной комиссии.
10. Утверждение аудитора общества на 2001 год.

Начало регистрации в 8.00 25 июня 2001 г.

С информацией, подлежащей представлению при подготовке к проведению общего годового собрания акционеров, вы можете ознакомиться с 26 мая 2001 г. в течение рабочего дня в ООО "Первый независимый регистратор", по адресу: г.Н.Новгород, пл.М.Горького, Дом связи, 1-й этаж.

Совет директоров

Газ. "Нижегородские новости"
11 мая 2001 г.

Секретарь
Совета директоров [подпись] Н. Петровичева

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ» Г. НИЖНИЙ НОВГОРОД НИЖЕГОРОДСКОЙ ОБЛАСТИ ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ»

[redacted]

...ительница

...осетительница уеха... ...елосипеде в сад и ...м обнаружила, что из... ...счез кошелек с день...

...бинский рабочий",

...и 280 квадратных ... пострадало от огня ...вание.

...ВТОМОБИЛЬ - ...Е РОСКОШЬ, ...В МЕТАЛЛОЛОМ ...СГОДИТСЯ

...ье П. из деревни Не... ...Лысковского района ...детей. Обычно спич... ...т от них в недоступ... ...те. Но после ссоры ...эй отец оставил их ... и этим сразу вос... ...лась 5-летняя Ната... ...атив маленькую се... ...игрушечную пласт... ...о печку, Наташа за... ...з папин "УАЗ". Когда ... огонь, девочки ус... ...ираться из машины, ...мобиль полностью

... взрослые дяди из ...ска так неосторожно ...ись с бензином, что ... багажник "Москви... ...ими получили ожоги

...ще всего автомоби... ...игают умышленно. В ...ком районе, напри... ...известные подо... ...Жигули", которые ...тью сгорели. По... ...а от огня и стоящая ...ГАЗель".

Вера СЕДЫХ.

...ОНИКА

...ого, у ранее судимо... ...тнего Т. и 18-летнего ...удники милиции об... ...и 17,45 грамма ма... ...А накануне на трас... ...ий Новгород - Киров ...ики ГИБДД изъяли у ...тной 22-летней де... ...крупную партию ге... ...47,19 грамма. Де... ...казалась жительни... ...а Горелово Борского ... Она задержана со... ...статье 122 Уголовно... ...суального кодекса

...ИОНЕР-ГРАБИТЕЛЬ

...ионеры бывают раз... ... в последнее время ...ии озлобленные и аг... ...ые. Ведь живется по... ...людям очень непро... ...рее всего, нищета за... ...пенсионера С. пойти ...тупление. В Приокс... ...оне Нижнего Новго... ...нсионер снял с 15-... ...школьницы серебря... ...ко. О краже учащая... ...сообщила в мили... ...тот же день пенсио... ...держали сотрудники ...роты патрульно-по... ...ужбы милиции.

...сандра МАХЛИНА.

Аттестат А 314590, выданный СШ N 29 в 1990 г. на имя Коваленко О.А., считать недействительным в связи с утерей.

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "СВЯЗЬИНФОРМ" НИЖЕГОРОДСКОЙ ОБЛАСТИ

603000, г.Н.Новгород, пл. М.Горького, Дом связи

Уважаемый акционер!

Совет директоров ОАО "Нижегородсвязьинформ" извещает вас о том, что 9 ноября 2001 года в 10-00 в актовом зале Дома связи г. Н.Новгорода состоится внеочередное общее собрание акционеров ОАО "Нижегородсвязьинформ" в форме совместного присутствия акционеров.

*Регистрация акционеров проводится **9 ноября 2001 года с 8.00** по адресу: **г. Н.Новгород, пл. М.Горького, актовый зал Дома связи.***

Повестка дня общего собрания акционеров:

1. О реорганизации ОАО "Нижегородсвязьинформ" в форме присоединения к обществу:

- ОАО "Кировэлектросвязь";
- ОАО "Мартелком" Республики Марий Эл;
- ОАО "Связьинформ" Республики Мордовия;
- ОАО "Электросвязь" Оренбургской области;
- ОАО "Связьинформ" Пензенской области;
- ОАО "Связьинформ" Самарской области;
- ОАО "Саратовэлектросвязь";
- ОАО "Электросвязь" Ульяновской области;
- ОАО "Телекоммуникационные сети связи Удмуртской Республики";
- ОАО "Связьинформ" Чувашской Республики.

Утверждение:

- договора о присоединении ОАО "Кировэлектросвязь" к ОАО "Нижегородсвязьинформ";
- договора о присоединении ОАО "Мартелком" Республики Марий Эл к ОАО "Нижегородсвязьинформ";
- договора о присоединении ОАО "Связьинформ" Республики Мордовия к ОАО "Нижегородсвязьинформ";
- договора о присоединении ОАО "Электросвязь" Оренбургской области к ОАО "Нижегородсвязьинформ";
- договора о присоединении ОАО "Связьинформ" Пензенской области к ОАО "Нижегородсвязьинформ";
- договора о присоединении ОАО "Связьинформ" Самарской области к ОАО "Нижегородсвязьинформ";
- договора о присоединении ОАО "Саратовэлектросвязь" к ОАО "Нижегородсвязьинформ";
- договора о присоединении ОАО "Электросвязь" Ульяновской области к ОАО "Нижегородсвязьинформ";
- договора о присоединении ОАО "Телекоммуникационные сети связи Удмуртской Республики" к ОАО "Нижегородсвязьинформ";
- договора о присоединении ОАО "Связьинформ" Чувашской Республики к ОАО "Нижегородсвязьинформ".

2. Определение предельного количества объявленных обыкновенных и привилегированных акций ОАО "Нижегородсвязьинформ".

3. Внесение изменений и дополнений в Устав ОАО "Нижегородсвязьинформ".

Список акционеров, имеющих право на участие в общем собрании акционеров, составлен на основании данных реестра акционеров по состоянию на 18-00 (местного времени) 10 сентября 2001 года.

Право голоса по первому вопросу повестки дня внеочередного общего собрания акционеров имеют акционеры - владельцы обыкновенных и привилегированных акций общества.

Право голоса по второму и третьему вопросам повестки дня имеют акционеры - владельцы обыкновенных акций общества.

*С материалами по вопросам повестки дня внеочередного общего собрания акционеров вы можете ознакомиться по адресу: **г. Н.Новгород, пл. М.Горького, Дом связи, 1-й этаж, начиная с 9 октября 2001 г.**, в течение рабочего дня в ООО "Первый независимый регистратор", а также на сайте общества в Интернет по адресу **www.sviazinform.nnov.ru.***

*Акционер (представитель акционера) имеет право отправить заполненные бюллетени для голосования заказным письмом по адресу: **603000, г. Н.Новгород, пл. М.Горького, Дом связи, ОАО "Нижегородсвязьинформ". Дата окончания срока приема обществом бюллетеней для голосования 6 ноября 2001 года.***

Бюллетени, полученные обществом не позднее чем за 2 дня до даты проведения общего собрания акционеров, учитываются при определении кворума и подведении итогов голосования. Бюллетень считается действительным, если в нем оставлен только один вариант голосования. Кроме того, бюллетень должен быть подписан акционером (представителем акционера).

Для регистрации и участия в общем собрании акционеру (представителю акционера) необходимо иметь при себе:

акционерам - физическим лицам - паспорт, представителю акционера - паспорт и доверенность, оформленную в соответствии с пунктом 4 статьи 185 Гражданского кодекса РФ или заверенную нотариально;

представителю акционера - юридического лица - паспорт и доверенность, оформленную в соответствии с пунктом 5 статьи 185 Гражданского кодекса РФ или заверенную нотариально.

В связи с внесением в повестку дня общего собрания акционеров вопроса о реорганизации общества в случае принятия данного решения акционер, проголосовавший против реорганизации общества или не принявший участия в голосовании по данному вопросу, имеет право требовать выкупа обществом всех или части принадлежащих ему акций.

Выкуп акций будет осуществлен по следующим ценам:

- ***21 руб. 92 коп.** за одну обыкновенную акцию;*
- ***6 руб. 90 коп.** за одну привилегированную акцию.*

*Письменное требование о выкупе акций (с указанием паспортных данных, места жительства (места нахождения) акционера, количества акций, которые он требует выкупить) направляется заказным письмом по адресу: **603000, г. Н.Новгород, пл. М.Горького, Дом связи, ОАО "Нижегородсвязьинформ".***

Требование акционера о выкупе принадлежащих ему акций должно быть предъявлено не позднее 45 дней с момента принятия соответствующего решения общим собранием акционеров.

В течение 30 дней после окончания срока подачи требований о выкупе акций общество обязано выкупить акции у акционеров, предъявивших требование о выкупе. При этом общество в течение 30 дней должно выплатить соответствующему акционеру причитающиеся ему денежные средства начиная с рабочего дня следующего за истечением 45-дневного срока после принятия общим собранием акционеров решения о реорганизации общества.

О дате выплаты денежных средств общество сообщает акционерам по адресу, указанному в требовании о выкупе.

В соответствии с пунктом 5 статьи 76 ФЗ "Об акционерных обществах" общая сумма средств, направляемых обществом на выкуп акций, не может превышать 10 процентов стоимости чистых активов общества на дату принятия общим собранием акционеров решения о реорганизации. В случае, если общее количество акций, в отношении которых заявлены требования о выкупе, превышает количество акций, которое может быть выкуплено обществом с учетом выше оговоренного ограничения, акции выкупаются у акционеров пропорционально заявленным требованиям.

Телефон для справок:

8-8312-30-02-72

Совет директоров ОАО "Нижегородсвязьинформ".

Газета "Нижегородские новости" № 173 (2389) от 20.09.2001 г.

Секретарь Совета директоров (1) [signature] Н.В. Насоновская

ОАО "Связьинформ" Нижегородской области Нижний Новгород

Нижегородские новости от 27.07.2000г. N 138

(1)

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "СВЯЗЬИНФОРМ" НИЖЕГОРОДСКОЙ ОБЛАСТИ

Зарегистрировано 15.12.93 г. администрацией г.Н.Новгорода, регистрационный N 448
Почтовый адрес и место нахождения: 603000, г.Н.Новгород, пл.Горького, Дом связи.
Телефон (8-8312) 33-20-47, факс (8-8312) 30-67-68

сообщает об итогах общего годового собрания акционеров, состоявшегося 28 июня 2000 года.

1. Генеральным директором Общества назначен **Люлин Владимир Федорович**.

2. Избран совет директоров в составе:

Исмаилов Наиль Исмаилович - *председатель совета директоров, президент общественной некоммерческой организации "Союз производителей и потребителей оборудонания средств связи";*

Люлин Владимир Федорович - зам. председателя совета директоров, генеральный директор ОАО "Нижегородсвязьинформ";

Аракчеев Александр Васильевич - *главный инженер ОАО "Нижегородсвязьинформ";*

Бахаев Михаил Анатольевич - *директор НГТС;*

Волков Владимир Николаевич - директор Дзержинского УЭС;

Григорьева Алла Борисовна - зам.директора департамента корпоративного управления, начальник отдела представителей ОАО "Связьинвест";

Григорьева Любовь Ивановна - *зам. генерального директора ОАО "Нижегородсвязьинформ";*

Дьяченко Сергей Александрович - *директор департамента транспорта, дорог и связи Нижегородской области;*

Забелин Владислав Владимирович - *директор департамента правового обеспечения ОАО "Связьинвест".*

3. Утверждены изменения и дополнения в устав общества и в Положение о совете директоров.

4. Утвержденный размер дивидендов: на одну обыкновенную акцию - **0,14 руб.**, на одну привилегированную акцию - **0,60 руб.**

Начало выплаты дивидендов каждой категории акций с 28 июля т.г. Срок окончания выплаты дивидендов по обыкновенным и привилегированным акциям - до 01.01.2001 г.

5. Аудитором общества утверждена фирма ЗАО "ПрайсвотерхаусКуперс Аудит" (лицензия N 016153 от 23.11.99 г. выдана Министерством финансов РФ).

В соответствии с п.1 статьи 92 Федерального закона "Об акционерных обществах" ОАО доводит до сведения своих акционеров:

1. Ведение реестра общества осуществляет ООО "Первый независимый регистратор" (лицензия N 01132 от 12.09.96 г. выдана Федеральной комиссией по ценным бумагам по фондовому рынку при Правительстве РФ). Место нахождения: г.Н.Новгород, пл.М.Горького, Дом связи, а/я 556. Телефон/факс (8-831-2) 30-11-33.

2. Дата закрытия реестра Общества - 01.05.2000 г. Количество акционеров, имеющих право на участие в годовом собрании и получение годовых дивидендов, - 8065.

3. Бухгалтерский баланс ОАО за 1999 год (утвержден общим годовым собранием 28.06.2000 г.)

Актив	на 01.01.99 г. (тыс.руб.)	на 01.01.2000 г. (тыс.руб.)
1. Внеоборотные активы	1245655	1364789
2. Оборотные активы	381092	421280
3. Убытки	-	19392
Баланс	**1626747**	**1805461**
Пассив		
4. Капитал и резервы	1094640	1263357
5. Долгосрочные пассивы	263296	331379
6. Краткосрочные пассивы	268811	210725
Баланс	**1626747**	**1805461**

4. Отчет о прибылях и убытках за 1999 год (утвержден общим годовым собранием 28.06.2000 г.)

	За отчетный период (тыс.руб.)
Выручка от услуг	1036369
Себестоимость реализации услуг	685065
Прибыль от реализации	351304
Прибыль отчетного периода	216158

5. Соотношение стоимости чистых активов и размера уставного капитала составило 2,1.

Достоверность бухгалтерской отчетности ОАО "Нижегородсвязьинформ" подтверждена аудиторской фирмой "Юмита".

12§3-216.

Открытое акционерное общество "Связьинформ" Нижегородской области
ИНН 5260901817

Information about essential facts (event, operation), affecting the financial and economic activity of the issuer

02 APR -3 AM 8:43

Location: 603000, Russian Federation, Nizhniy Novgorod, Gorkiy sq., Post House
The code of the issuer: 00137-A

Date of appearance of the fact (event, operation): 15.10.2001
The code of the fact (event, operation): 1300137A15102001

Resolutions approved by the Board of Directors (Supervisory Council).

Date of the Board of Directors meeting, on which the appropriate resolutions are approved - 29.09.2001.
9 persons are elected for the Board of Directors.
8 persons have taken part in voting.

About sale of acquired shares of PJSC "Nizhegorodsvyazinform" from the Company's balance.

Having considered materials concerning the mentioned issue, the Board of Directors DECIDED:

1. To assign 1 880 common shares and 32 271 preferred shares which were on the Company's balance for disbursement of the dividends.

2. To repay the dividends by common shares and preferred shares on the balance of the Company, to the shareholders who have submitted applications, deadline for disbursement of the dividends: till 31.12.2001. deadline for submission of applications from the shareholders wishing to acquire of shares: from October 1, 2001 till sale of 1 880 common shares and 32 271 preferred shares, or till 31.12.2001.

3. To establish till 01.12.2001 the sale price of one common share in size of 28 Rub., that of one preferred share in size of 11 Rub. equal to the average price in the OTC market of Nizhniy Novgorod Region at the moment of decision, and taking into account the average course price of common and preferred shares of the Company in the RTS system. If the average price remains the same: 28 Rub. for one common share and 11 Rub. for one preferred share till after 1.12.2001, the disbursement of dividends is to be carried out according to the above-stated price.

If price growth or decrease attains more than 15 %, the price is subject to revision.

4. Number of shares (NoS) to be reembursed is defined as the ratio of the sum of the dividends (SoD) to the price of one common (preferred) share (PoS).

NoS = SoD/PoD

The rest is to be paid in money.

5. If the sum of dividends is lower than the price of one common (preferred) share repayable, the disbursement is to be carried out only in money.

6. To reflect in accounting the operations with securities according to the Order confirmed by Finance Ministry of the Russian Federation (the order № 2 of 15.01.97), in view of the Russian Federation Supreme Court Resolution of 01.12.98 № GKPI -98-525.

Voting: "FOR" - 8; "AGAINST" - none; "ABSTENTION" - none

Deputy General Director
PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

[redacted]

1285-K(b)

Information about essential fact (event, action), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: Russian Federation, Nizhniy Novgorod, Gorkiy sq., Post House
Code of the Issuer: 00137-A

Date of appearance of the fact (event, operation): 15.10.2001
Code of the fact (event, operation): ***0300137A15102001***

Changes in the Issuer's holders' (shareholders') List.

Complete name of the Company of the legal entity whose share of participation has changed:
Closed Joint-Stock Company "Depositary Clearing Company"

Location and mailing address of the legal entity:
RF, Moscow, 1 - st Tverskaya - Yamskaya street, 13
103064, RF, Moscow, Staraya Basmannaya str, 14/2, suite 4

Share in Charter Capital of the Issuer before and after:
4.93 % - before change,
5,02 % - after change.

Date of the change of participation share in the Charter Capital of the Issuer:
15.10.2001

PJSC «Nizhegorodsvyazinform»
Deputy General Director ***I.I. Grigorieva***

[redacted]

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" of Nizhniy y Novgorod Region
Location: Russian Federation, Nizhniy Novgorod, Gorkiy sq., Post House
Code of the Issuer: 00137-A

Date of appearance of the fact (event, operation): ***4.12.2001***
Code of the fact (event, operation): ***0300137A04122001***

Changes in the list of holders (Shareholders) of the Issuer.

Long title of the legal entity whose participation share has changed:
Closed Joint-Stock Company "Brunswick UBS Warburg Nominees"

Location and mail address of the legal entity:
RF, Moscow, Kosmodamianskaya nab.,52, suite 4
113054, RF, Moscow, Kosmodamianskaya nab.,52, suite 4

Share in Charter Capital of the Issuer before and after change:
4.49 % - before change,
6.45 % - after change.

Date of the change of the Share in Charter Capital of the Issuer:
4.12.2001

Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

[redacted]

12g3-2(b)

Public Joint-Stock Company "Svyazinform" of Nizhniy Novgorod Region
TPID 5260901817

Information about essential fact (event, action), affecting financial and economic activity of the issuer

Open Joint-Stock Company "Svyazinform" of Nizhniy Novgorod Region
Location: Russian Federation, Nizhniy Novgorod, Gorkiy sq., Post House
Code of the Issuer: 00137-A

Date of appearance of the fact (event, operation): ***11.12.2001***

Code of the fact (event, operation): ***1800137A11122001***

Transaction of interest

The Issuer's authority which approved the resolution about the transaction:
PJSC «Nizhegorodsvyazinform» Board of Directors
Complete Firm name, location and mailing address of the cotrahent and beneficiary of the transaction:
Non-profit partnership "Telecommunication Development Problems Investigation Center", 119121, Moscow,Plushchikha str., 55, suite 2.

Transaction Completion Date:
December 11, 2001

Transaction Description:
one transaction is completed, its subject is a voluntary donation of monies in the size of Rub.8,775,000 that is 1% of the planned second half-year income minus sums to be transferred by the Company in compliance with commission agreements №1 and №2 (Rub. 7,825,000), by PJSC «Nizhegorodsvyazinform» in favor of Research and Production Center "Telecommunication Development Problems Investigation Center" for realization of industry sector projects by the Partnership in frames of its Charter. Thus, the total amount is Rub. 950,000. Resolution about approval of transaction passed by the Board of Directors of PJSC «Nizhegorodsvyazinform» on August 10, 2001 .

PJSC «Nizhegorodsvyazinform»
Chief Engineer ***A.V. Arakcheyev***

[redacted]

1283-2(б)

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" of Nizhniy y Novgorod Region
Location: Russian Federation, Nizhniy Novgorod, Gorkiy sq., Post House
Code of the Issuer: 00137-A

Date of appearance of the fact (event, operation): ***1.01.2002***
Code of the fact (event, operation): ***1100137A01012002***

Calculated and paid incomes according to securities of the issuer.

Type of securities, category (type) of shares, for which incomes are calculated and paid:
Type A preferred shares with nominal value of 5 Rub.,
common shares with nominal value of 5 Rub.
Date of Issuer's approval of decision about annual dividend payment for the shares:
25.06.2001, minutes № 8 of the General Shareholder Meeting.
Deadline of dividend payment for the shares:
till the end of the fiscal year (01.01.2002)
Size of dividend paid for one share of the said category (type):
Rub. 1.04 per one Type A preferred share,
Rub. 0,27 per one common share.
Total number of shares of one category (type) with calculated incomes:
29 137 029 Type A preferred shares
87 506 320 common shares
Number of shares of one category (type) with paid income:
26 476 750 Type A preferred shares,
85 363 750 common shares
Form of payment of calculated income of securities:
dividend payment was made in mixed form.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

1285-А(б)

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" of Nizhniy y Novgorod Region
Location: Russian Federation, Nizhniy Novgorod, Gorkiy sq., Post House
Code of the Issuer: 00137-A

Date of appearance of the fact (event, operation): ***29.01.2002***
Code of the fact (event, operation): ***0300137A29012002***

Long title of the legal entity whose participation share has changed:
Closed Joint-Stock Company "Brunswick UBS Warburg Nominees"

Location and mail address:
RF, Moscow, Kosmodamianovskaya nab.,52, suite 4
113054, RF, Moscow, Kosmodamianovskaya nab.,52, suite 4

Share in Charter Capital of the Issuer before and after change:
5.04 % - before change,
4.68 % - after change.

Date on which change of the Share in Charter Capital of the Issuer has taken place:
29.01.2002

Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

[redacted]

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" of Nizhniy y Novgorod Region
Location: Russian Federation, Nizhniy Novgorod, Gorkiy sq., Post House
Code of the Issuer: 00137-A

Date of appearance of the fact (event, operation): ***30.01.2002***
Code of the fact (event, operation): ***0200137A30012002***

Last, first, middle name and title:
Timarev Valeriy Nikolayevich - Deputy General Director, Director of Uren Inter-District Telecommunications Center – affiliated company of PJSC, member of corporate executive body of PJSC "Nizhegorodsvyazinform"

Share in Charter Capital (stocks) of the Issuer before and after change:
0% - before change;
0.001% - after change.

Date of the change of share in Charter Capital of the Issuer:
30.01.2002

Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

AUDITOR'S STATEMENT

PJSC "Nizhegorodsvyazinform"

1. "Yumita" Audit Company was registered on May 12,1993. It is situated at the following address: N.Novgorod, Gruzinskaya Street, 28.

Telephone: 30-13-07.

Auditors' License # 002194 is issued on the basis of the resolution # 243 of the Russian Federation Finance Ministry of September 22,1999.

According to the Audit Service Agreement the Auditors have audited the financial statements of OJSC "Nizhegorodsvyazinform" in 1999.

These statements have been prepared by the Accounting Department in accordance to the Russian Federation Regulations for keeping of accounts and records, authorized by the Russian Federation Finance Ministry Order # 34n of July 29,1993:

- Accounting Regulation "Organization's Accounting Policy" PBU 1/98, confirmed by the Russian Federation Finance Ministry Order # 60n of December 9,1993;
- Accounting Regulation "Inventory Accounting" PBU 5/98, confirmed by the Russian Federation Finance Ministry Order # 25n of June 15,1998;
- Accounting Regulation "Events after Report Date" PBU 7/981 confirmed by the Russian Federation Finance Ministry Order # 56n of November 25,1993;
- Accounting Regulation "Provisional Facts of Economic Activities" PBU 8/98, confirmed by the Russian Federation Finance Ministry Order # 57n of November 25,1998.

2. The OJSC "Nizhegorodsvyazinform" is responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion about the consistency of these statements in all relevant aspects, based on our audit, and to report our opinion to you.

3. The audit has been conducted on the basis of "The Provisional Rules for Auditing in the RF, authorized by RF President's Decree 2263 of December 22,1993.

We planned and performed our audit so as to obtain sufficient evidence in order to give reasonable assurance that the financial statements are free from material misstatements.

The audit included examination of bank and cash accounts, advance payment reports of accountable reporters, the General Ledger, ledger-type journal, synthetic and analytical books. Quarterly and Annual Statements, including balance sheet and payments to the budget in 1999.

The audit has stated: the Company's record keeping is in full compliance with the Chart of Accounts, the balance sheets are compiled on the basis of balance on the Ledger accounts; the expenditures, such as product and service costs are proved by relevant documents; income statement data are in full compliance with the Ledger data, order journal data and the 1999 balance sheet.

In our opinion, the audit we have conducted gives sufficient evidence of the overall adequacy of the presentation of information in the financial statements.

Upon the audit, we have recommended the following measures:

to make amendments in the accounting records as advised by the auditors' report;

to organize detailed studies of Normative Documents concerning Accounting and Book-keeping and Tax Legislation of the Russian Federation.

T.S. Katayeva,
"Yumita" Auditors' Company
Director



[redacted]

газета «Нижегородские новости» № 130 (2346) от 18 июля 2001 г.

2

Открытое акционерное общество "Связьинформ" Нижегородской области

Зарегистрировано 15.12.93 г. администрацией г.Н.Новгорода, регистрационный N 448

Почтовый адрес и место нахождения: 603000, г.Н.Новгород, пл.Горького, Дом связи телефон (8-8312) 33-20-47, факс (8-8312)30-67-68

сообщает об итогах общего годового собрания акционеров, состоявшегося 25 июня 2001 года.

1. Избран совет директоров в составе 9 человек:

Осипчук Антон Игоревич - **председатель совета директоров** - Первый заместитель генерального директора ОАО "Связьинвест";

Люлин Владимир Федорович - **заместитель председателя совета директоров** - генеральный директор ОАО "Нижегородсвязьинформ";

Бахаев Михаил Анатольевич - зам.генерального директора ОАО "Нижегородсвязьинформ", директор НГТС;

Волков Владимир Николаевич - зам.генерального директора ОАО "Нижегородсвязьинформ", директор Дзержинского МУЭС;

Григорьева Алла Борисовна - зам.директора департамента корпоративного управления, начальник отдела представителей ОАО "Связьинвест";

Григорьева Любовь Ивановна - зам.генерального директора ОАО "Нижегородсвязьинформ";

Исмаилов Наиль Исмаилович - президент общественной некоммерческой организации "Союз производителей и потребителей оборудования средств связи";

Панченко Станислав Николаевич - заместитель генерального директора ОАО "Связьинвест";

Хейвуд Майк Артур - представитель ЗАО "Банк Кредит Свисс Ферст Бостон АО".

2. Утверждены изменения и дополнения в устав общества, Положение о совете директоров, а также утверждено Положение о ревизионной комиссии в новой редакции.

3. Избрана ревизионная комиссия в составе 5 человек:

Милованцев Дмитрий Александрович - **председатель** - начальник отдела внутреннего аудита и экономического анализа ОАО "Связьинвест";

Феклин Александр Васильевич - **секретарь** - начальник КРО ОАО "Нижегородсвязьинформ";

Алехин Сергей Иманович - главный специалист отдела внутреннего аудита и экономического анализа ОАО "Связьинвест";

Бакаев Александр Викторович - старший инспектор-ревизор КРО ОАО "Нижегородсвязьинформ";

Максимов Иван Владимирович - помощник первого заместителя генерального директора ОАО "Связьинвест".

4. Утвержденный размер дивидендов:

на одну обыкновенную акцию ***- 0,27 руб.***
на одну привилегированную акцию ***- 1,04 руб.***

Начало выплаты дивидендов каждой категории акций с 25 июля т.г.

Срок окончания выплаты дивидендов по обыкновенным и привилегированным акциям - по 31.12.2001 г.

5. Аудитором общества на 2001 г. утверждена фирма ЗАО "Артур Андерсен".

В соответствии с п. 1 статьи 92 Федерального закона "Об акционерных обществах" ***ОАО доводит до сведения своих акционеров:***

1. *Ведение реестра общества осуществляет ООО "Первый независимый регистратор" (лицензия № 01132 от 12,09.96 г. выдана Федеральной комиссией по ценным бумагам по фондовому рынку при Правительстве РФ).*

Место нахождения: г.Н.Новгород, пл.М.Горького, Дом связи, а/я 556. Телефон (8-8312)30-11-33, факс (8-8312)30-11-33.

2. *Дата закрытия реестра общества - 28.04.2001 г. Количество акционеров, имеющих право на участие в годовом собрании и получение годовых дивидендов, - 7816.*

3. *Бухгалтерский баланс ОАО за 2000 год (утвержден общим годовым собранием 25.06.2001 г.).*

Актив	на 01.01.2000 г. (тыс.руб.)	на 01.01.2001 г. (тыс.руб.)
1. Внеоборотные активы	1364789	1497517
2. Оборотные активы	421280	482568
3. Убытки	19392	-
Баланс	1786069	1980085
Пассив		
4. Капитал и резервы	1243960	1419543
5. Долгосрочные пассивы	331379	240119
6. Краткосрочные пассивы	210730	320423
Баланс	1786069	1980085

4. *Отчет о прибылях и убытках за 2000 год (утвержден общим годовым собранием 25.06.2001г.).*

	За отчетный период (тыс.руб.)
Выручка от услуг	1401431
Себестоимость реализации услуг	943442
Прибыль от реализации	449027
Прибыль отчетного периода	412175

5. *Соотношение стоимости чистых активов и размера уставного капитала составило 4,1.*

Достоверность бухгалтерской отчетности ОАО "Нижегородсвязьинформ" подтверждена аудиторской фирмой "Астрея".

02 APR -3 AM 8:45

Open Joint-Stock Company "«Svyazinform"
of Nizhniy y Novgorod Region

Registered: 15.12.93 by Administration of Nizhniy Novgorod,
Registration № 448
Mail address and location:
603000, Nizhniy Novgorod, Gorkiy sq., Post House
Telephone: (8-8312) 33-20-47, Fax: (8-8312) 30-67-68
informs about results of General Annual Shareholder Meeting held on June 25, 2001.

1. The Board of Directors composed of 9 persons is elected:

Osipchuk Anton Igorevich: Chairman of the The Board of Directors - First Deputy General Director of PJSC « Svyazinvest »
Lyulin Vladimir Fedorovich: Vice-president of the The Board of Directors - General Director of PJSC "Nizhegorodsvyazinform"
Bakhaev Mikhail Anatolievich: Deputy General Director of PJSC "Nizhegorodsvyazinform", director of NGTS
Volkov Vladimir Nikolaevich: Deputy General Director of PJSC "Nizhegorodsvyazinform", Director of Dzerzhinsk Inter-District Telecom Center
Grigorieva Alla Borisovna: Deputy Director of Department of corporate management, Chief of Department of representatives of PJSC « Svyazinvest »
Grigorieva Lyubov Ivanovna: Deputy General Director of PJSC "Nizhegorodsvyazinform"
Ismailov Nail Ismailovich: President of public noncommercial organization « Communication Facilities Equipment Manufacturers and Consumers Union »
Panchenko Stanislav Nikolaevich: Deputy General Director of PJSC « Svyazinvest »
Haywood Michael Arthur: Representative of CJSC « Bank Credit Swiss First Boston Joint-Stock Company »

2. Modifications and Additions to the Charter of the Company, Provision about the Board of Directors are approved, and also the Provision about the Auditing Committee in a new wording is approved.

3. The Auditing Committee composed of 5 persons is elected:

Milovantsev Dmitry Aleksandrovich: Chairman, Chief of Department of internal audit and economic analysis of PJSC « Svyazinvest »
Feklin Aleksandr Vasilievich: Secretary, Chief of control and audit commission of PJSC "Nizhegorodsvyazinform"

Alekhin Sergey Imanovich: Chief-expert of Department of internal audit and economic analysis of PJSC « Svyazinvest »
Bakaev Aleksandr Viktorovich: Chief Inspector and Auditor of control and audit commission of PJSC "Nizhegorodsvyazinform"
Maksimov Ivan Vladimirovich: Assistant First Deputy General Director of PJSC « Svyazinvest »

4. Approved size of the dividends:
one common share - 0.27 Rub.
one preferred share - 1.04 Rub.

Beginning of disbursement of dividends of each category of shares: from July 25 of current year.
Termination date of disbursement of dividends of common and preferred shares: on 31.12.2001.

5. Corporation CJSC « Arthur Andersen » is approved as Auditor of the Company for 2001.

According to item 1 of Article 92 of the Federal Act « About joint-stock companies » the PJSC informs its shareholders:

1. The maintenance of the Registry of the Company is carried out by a LLC « The First Independent Registrar » (license № 01132 of 12.09.96 is granted by the Federal Commission for Securities and Stock Exchange at the Government of Russian Federation).
Location: Nizhniy Novgorod, Gorkiy sq., Post House, p.o.b. 556. Telephone (8-8312) 30-11-33, fax (8-8312) 30-11-33.
2. The Company's Registry Closing Date is 28.04.2001
Number of shareholders having the right to participation in the Annual Meeting and annual dividends is 7816.

3. The Balance Sheet of the PJSC for 2000 (is approved by the General Annual Meeting on 25.06.2001).

Assets	01.01.2000. (thousand Rub.)	01.01.2001 (thousand Rub.)
1. Non-current assets	1364789	1497517
2. Current assets	421280	482568
3. Losses	19392	-
Balance	1786069	1980085

Liabilities

4. Capital and reserves	1243960	1419543
5. Long-term liabilities	331379	240119
6. Short-term liabilities	210730	320423
Balance	1786069	1980085

4. The report on profits and losses for 2000 (is approved by the General Annual Meeting on 25.06.2001).

	In report period (thousand Rub.).
Proceeds from services	1401431
Cost price of services provided	943442
Profit of implementation	449027
Profit of report period	412175

5. Ratio of net assets cost and the charter capital is 4.1.

The reliability of the accounts of PJSC "Nizhegorodsvyazinform" is confirmed by "Astreya" auditor corporation.

(Extract from the newspaper "Nizhegorodskiye Novosti" # 130 (2346) of July 18, 2001.

MINUTES № 9

of the Extraordinary General Shareholder Meeting of PJSC «Svyazinform»
of Nizhniy Novgorod Region,
on November 9, 2001 at 10:00

Nizhniy Novgorod, November 16, 2001
M. Gorkiy sq., Post House

Code of the fact (event, action): 1200137A16112001

According to Item 1 of Article 51 of Federal Act «About Joint-Stock Companies» as of September 10, 2001, 7 747 shareholders with 87 506 320 common shares and 29 137 029 are registered in the Register. The total number of votes is 116 643 349.

According to Item 17.17.3 of the Charter, Lyulin V.F., General Director of the Company is approved as the Chairperson of the Extraordinary General Shareholder Meeting.

The following Board of Directors Members are in presidium:

Osipchuk A.I. – Chairman of the Board of Directors
Lyulin V.F. – Deputy Chairman of the Board of Directors
Bakhayev M.A.
Volkov V.N.
Grigorieva A.B.
Grigorieva L.I.
Ismailov N.I.
Panchenko S.N.

According to Sub-Item 17.17.5. of the Charter, Pokrovskaya N.I., Secretary of the Board of Directors, is the Responsible Secretary of the Extraordinary General Shareholder Meeting.

The word on results of registration of the shareholders participating in the meeting, and registration of the ballots is given to the Chairman of the Return Board, Terekhova L.I.

Terekhova L.I. reads Minutes № 1:

The Extraordinary General Shareholder Meeting is conducted in the form of joint presence with previous ballot distribution.

Date of holding the meeting: November 9, 2001.

Deadline for distribution of the ballots for absentee voting to shareholders is November 9, 2001.

Reception deadline for absentee voting ballots is November 6, 2001.

The registration of the Shareholder Meeting participants starts at 8:00, November 9, 2001.

The registration of the Shareholder Meeting participants ends at 10:00, November 9, 2001.

The Meeting starts at 10:00.

On the date of Shareholder Listing (28.04.2001 г.), for those entitled to participate in the Annual General Shareholder Meeting, the Charter Capital of the Company was divided in 87 508 200 common and 29 169 300 preferred shares.

1 880 placed common shares and 32 271 preferred (non-voting) shares are on the Balance of the Company.

According to Item 18 of the Company's Charter, the holders of common and preferred shares of the Company, entitled to vote upon Item 1 of the Agenda, are participating in the Meeting. Item 1 "Reorganization of PJSC «Nizhegorodsvyazinform» in form of Take-Over of the following companies:

- PJSC «Kirovelektrosvyaz»
- PJSC «Martelkom» of Republic of Mariy El
- PJSC «Svyazinform» of Republic of Mordovia
- PJSC «Elektrosvyaz» of Orenburg Region
- PJSC «Svyazinform» of Penza Region
- PJSC «Svyazinform» of Samara Region
- PJSC «Saratovelektrosvyaz»
- PJSC «Elektrosvyaz» of Ulyanovsk Region
- PJSC «Telecommunication Networks of Udmurt Republic»
- PJSC «Svyazinform» of Chuvash Republic

Approval of:

- Take-Over Agreement of PJSC «Kirovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Martelkom» of Republic of Mariy El by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Republic of Mordovia by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» of Orenburg Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Penza Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Samara Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Saratovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» of Ulyanovsk Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Telecommunication Networks of Udmurt Republic» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Chuvash Republic by PJSC «Nizhegorodsvyazinform»"

For determination of the Meeting's authority to pass a resolution upon Agenda Item 1, 116 643 349 placed common and preferred shares of the

[redacted]

Company were registered, which entitle to vote upon the Item.

Ballot 1 is distributed *for voting upon Agenda Item 1.*

By the ballot reception deadline for voting on Item 1, it is registered 366 shareholders who have voted ahead of schedule, with the right to vote in aggregate with 506 399 voting shares of the Company and 14 plenipotentiaries of the shareholders who have voted ahead of schedule acting on the basis of powers of attorney, issued for participation in the present meeting using the right to vote in aggregate with 12 416 943 voting shares of Company.

In total 380 shareholders and their plenipotentiaries having in aggregate 12 923 342 votes have taken part in the voting ahead of schedule on Item 1.

At the moment of the ending of registration for participation in the meeting in presentia for the decision of Item 1, 183 shareholders with the right to vote in aggregate with 2 725 691 voting shares of the Company and 77 plenipotentiaries of shareholders acting on the basis of powers of attorney, issued for participation in the present meeting using the right to vote in aggregate with 63 018 785 voting shares of the Company have registered.

In total 260 shareholders and their plenipotentiaries having in aggregate 65 744 476 votes have taken part in the walk-in voting on Item 1.

The following participate in the Meeting for the Resolution on Item 1 "About reorganization of PJSC «Nizhegorodsvyazinform» in form of Take-Over of the companies :

- PJSC «Kirovelektrosvyaz»
- PJSC «Martelkom» of Republic of Mariy El
- PJSC «Svyazinform» of Republic of Mordovia
- PJSC «Elektrosvyaz» of Orenburg Region
- PJSC «Svyazinform» of Penza Region
- PJSC «Svyazinform» of Samara Region
- PJSC «Saratovelektrosvyaz»
- PJSC «Elektrosvyaz» of Ulyanovsk Region
- PJSC «Telecommunication Networks of Republic of Udmurtia»
- PJSC «Svyazinform» of Republic of Chuvashia

Approval:

- Take-Over Agreement of PJSC «Kirovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Martelkom» of Republic of Mariy El by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Republic of Mordovia by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» of Orenburg Region by PJSC

[redacted]

«Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Penza Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Samara Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Saratovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» of Ulyanovsk Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Telecommunication Networks of Udmurt Republic » by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Chuvash Republic by PJSC «Nizhegorodsvyazinform»

640 shareholders and their plenipotentiaries having in aggregate 78 667 818 votes, which amounts to 67.44% of the total number of votes, represented by placed common and preferred shares of the Company, which entitle to vote upon the issue.

According to Item 18 of the Company's Charter, the holders of common shares of the Company take part in the present Meeting being entitled to vote upon the following issues: № 2 «Determination of the limit number of declared common and preferred shares of PJSC «Nizhegorodsvyazinform» and № 3 «Modifications and Additions to the Charter of PJSC «Nizhegorodsvyazinform».

In order to determine the meeting's authority for passing resolutions on Items 2 and 3, 87 506 320 placed common shares of Company were accepted.

Voting ballots # 2 and # 3 were sent for voting on Items 2 and 3.

203 shareholders were registered in order to take part in the voting upon the above mentioned issues on the ballot acceptance deadline, who voted before term, with the right to vote with 52 989 common shares of the Company and 8 plenipotentiary proxies voted before term, taking use of letters of attorney, issued for participation in the present Meeting with 11 360 393 common shares of the Company.

The total of 211 shareholders and their plenipotentiary proxies took part in pre-term voting upon Issues 2 and 3 with 11 413 382 votes.

At the moment of the termination of registration for participation in meeting in presentia for passing Decisions of Items 2 and 3, 128 shareholders registered with the right to vote in aggregate with 1 814 507 common stocks of Company and 76 plenipotentiaries of the shareholders acting on the basis of letters of attorney, issued for participation in the present meeting, with usage of the right to vote in aggregate with 56 336 983 common stocks of Company.

[redacted]

The total of 204 shareholders and their plenipotentiaries have taken part in walk-in voting on Items 2 and 3 with 58 151 490 votes.

The total of 415 shareholders and their plenipotentiaries having in aggregate 69 564 872 votes that constitutes 79.50 % from the total number of votes, represented by placed common shares of the Company granting the right to vote on indicated Items of the agenda participate in the meeting to pass a decision of Items 2 and 3 .

The Extraordinary General Shareholder Meeting (on all Items included in the Agenda) is recognized competent.

AGENDA :

1. About reorganization of PJSC «Nizhegorodsvyazinform» in form of a Take-Over of the following companies :
- PJSC «Kirovelektrosvyaz»
- PJSC «Martelkom» of Republic of Mariy El
- PJSC «Svyazinform» of Republic of Mordovia
- PJSC «Elektrosvyaz» of Orenburg Region
- PJSC «Svyazinform» of Penza Region
- PJSC «Svyazinform» of Samara Region
- PJSC «Saratovelektrosvyaz»
- PJSC «Elektrosvyaz» of Ulyanovsk Region
- PJSC «Telecommunication Networks of Udmurt Republic »
- PJSC «Svyazinform» of Chuvash Republic

Approval of:
- Take-Over Agreement of PJSC «Kirovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Martelkom» of Republic of Mariy El by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Republic of Mordovia by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» of Orenburg Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Penza Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Samara Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «SaratovElektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» Of Ulyanovsk Region by PJSC «Nizhegorodsvyazinform»,

[redacted]

- Take-Over Agreement of PJSC «Telecommunication Networks of Udmurt Republic » by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Chuvash Republic by PJSC «Nizhegorodsvyazinform».

2. Determination of the limit number of declared common and preferred shares of PJSC «Nizhegorodsvyazinform».
3. Modifications and additions to the Charter of PJSC «Nizhegorodsvyazinform».

I. Let us discuss the first Agenda Item «Reorganization of PJSC «Nizhegorodsvyazinform» in form of Take-Over by the Company :

- PJSC «Kirovelektrosvyaz»
- PJSC «Martelkom» of Republic of Mariy El
- PJSC «Svyazinform» of Republic of Mordovia
- PJSC «Elektrosvyaz» of Orenburg Region
- PJSC «Svyazinform» of Penza Region
- PJSC «Svyazinform» of Samara Region
- PJSC «Saratovelektrosvyaz»
- PJSC «Elektrosvyaz» of Ulyanovsk Region
- PJSC «Telecommunication Networks of Republic of Udmurtia »
- PJSC «Svyazinform» of Republic of Chuvashia

Approval of:

- Take-Over Agreement of PJSC «Kirovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Martelkom» of Republic of Mariy El by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Republic of Mordovia by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» of Orenburg Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Penza Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Samara Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Saratovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» Of Ulyanovsk Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Telecommunication Networks of Udmurt Republic » by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Chuvash Republic by PJSC «Nizhegorodsvyazinform».

[redacted]

The floor is given to:
Lyulin V.F. – General Director of PJSC «Nizhegorodsvyazinform»
Butrin M.P. – Executive Director of CJSC «Gamma Kapital»

- Are there any questions?

No questions.

The floor is given to Terekhova L.I., Chairperson of Return Board who explains the voting procedure for Ballot 1.

You are asked to vote. Voting.

II. Grigorieva L.I., Deputy General Director of PJSC «Nizhegorodsvyazinform» reports on the second Agenda Item «Determination of the limit number of declared common and preferred shares of the Company» .

- Are there any questions?

No questions.

The floor is given to Terekhova L.I., Chairperson of Return Board who explains the voting procedure for Ballot 2.

You are asked to vote. Voting.

III. Grigorieva L.I., Deputy General Director of PJSC «Nizhegorodsvyazinform» reports on the third Agenda Item «Modifications and Additions to the Charter of PJSC «Nizhegorodsvyazinform».

- Are there any questions?

Zakharov A.P.:

- How long will the current Company's Charter be valid?

Grigorieva L.I.:

- It will be valid until Approval of the new Charter by the General Shareholder Meeting of the integrated company.

The floor is given to Terekhova L.I., Chairperson of Return Board who explains the voting procedure for Ballot 3.

You are asked to vote. Voting.

[redacted]

A 30 minutes break !

Terekhova L.I. reported the voting results on the Item «Reorganization of PJSC «Nizhegorodsvyazinform» in form of Take-Over by the Company of: PJSC «Kirovelektrosvyaz», PJSC «Martelkom» of Republic of Mariy El, PJSC «Svyazinform» of Republic of Mordovia, PJSC «Elektrosvyaz» of Orenburg Region, PJSC «Svyazinform» of Penza Region, PJSC «Svyazinform» of Samara Region, PJSC «Saratovelektrosvyaz», PJSC «Elektrosvyaz» of Ulyanovsk Region, PJSC «Telecommunication Networks of Udmurt Republic», PJSC «Svyazinform» of Chuvash Republic .

Approval of:

- Take-Over Agreement of PJSC «Kirovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Martelkom» of Republic of Mariy El by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Republic of Mordovia by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» of Orenburg Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Penza Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Samara Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Saratovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» of Ulyanovsk Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Telecommunication Networks of Udmurt Republic» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Chuvash Republic by PJSC «Nizhegorodsvyazinform».

Minutes № 2 «To reorganize PJSC «Nizhegorodsvyazinform» in form of Take-Over by the Company : PJSC «Kirovelektrosvyaz», PJSC «Martelkom» of Republic of Mariy El, PJSC «Svyazinform» of Republic of Mordovia, PJSC «Elektrosvyaz» of Orenburg Region, PJSC «Svyazinform» of Penza Region, PJSC «Svyazinform» of Samara Region, PJSC «Saratovelektrosvyaz», PJSC «Elektrosvyaz» Of Ulyanovsk Region, PJSC « Telecommunication Networks of Udmurt Republic », PJSC «Svyazinform» of Chuvash Republic

To approve:

- Take-Over Agreement of PJSC «Kirovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Martelkom» of Republic of Mariy El by

[redacted]

PJSC «Nizhegorodsvyazinform»,

- Take-Over Agreement of PJSC «Svyazinform» of Republic of Mordovia by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» of Orenburg Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Penza Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Samara Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Saratovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» of Ulyanovsk Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Telecommunication Networks of Udmurt Republic» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Chuvash Republic by PJSC «Nizhegorodsvyazinform».

Voting results:

FOR	77968843	99.111%
AGAINST	21670	0.028 %
ABSTENTION	585973	0.745 %
RESOLUTION PASSED		

According to voting results the Extraordinary General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

To reorganize PJSC «Nizhegorodsvyazinform» in form of Take-Over by the Company :

- PJSC «Kirovelektrosvyaz» (601000, Kirov, Drevlevsky str., 43/1),
- PJSC «Martelkom» of Republic of Mariy El (424000, Republic of Mariy El, Yoshkar-Ola, Sovetskaya str., 138),
- PJSC «Svyazinform» of Republic of Mordovia (430000, Saransk, Bolshevistskaya str.,13),
- PJSC «Elektrosvyaz» of Orenburg Region (460000, Orenburg, Volodarsky str.,11),
- PJSC «Svyazinform» of Penza Region (440606, Penza, Kuprin str., 1/3),
- PJSC «Svyazinform» of Samara Region (443099, Samara, Leningradskaya str., 24),
- PJSC «Saratovelektrosvyaz» (410600, Saratov, Kiselyov str., 40),
- PJSC «Elektrosvyaz» of Ulyanovsk Region (432601, Ulyanovsk, L. Tolstoy str., 60),

- PJSC «Telecommunication Networks of Udmurt Republic» (426008, Izhevsk, Pushkin str., 278),
- PJSC «Svyazinform» of Chuvash Republic (428000, Chuvash Republic, Cheboksary, Lenin ave., 2).

To approve:

- Take-Over Agreement of PJSC «Kirovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Martelkom» of Republic of Mariy El by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Republic of Mordovia by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» of Orenburg Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Penza Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Samara Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Saratovelektrosvyaz» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Elektrosvyaz» of Ulyanovsk Region by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Telecommunication Networks of Udmurt Republic» by PJSC «Nizhegorodsvyazinform»,
- Take-Over Agreement of PJSC «Svyazinform» of Chuvash Republic by PJSC «Nizhegorodsvyazinform».

Terekhova L.I. reported voting results on the Item «Determination of limit number of daeclared common and preferred shares of PJSC «Nizhegorodsvyazinform».

Minutes № 3 «To determine in addition to declared shares of the Company 129 966 000 declared common shares of PJSC "Nizhegorodsvyazinform" with nominal value of 5 Rub.»

Voting results:

FOR	69518046	99,933 %
AGAINST	6645	0,010 %
ABSTENTION	6655	0,010 %
RESOLUTION PASSED		

Minutes № 4 «To determine the limit number of declared preferred shares of PJSC "Nizhegorodsvyazinform" in size of 53 354 600 shares, with nominal value of 5 Rub.»

[redacted]

Voting results:

FOR	69516496	99,930 %
AGAINST	5529	0,008 %
ABSTENTION	7102	0,010 %
RESOLUTION PASSED		

According to voting results, the Extraordinary General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

1. To define the number of declared common shares of PJSC "Nizhegorodsvyazinform" in addition to the declared shares of Company in size of 129 966 000 shares with nominal value of 5 Rubles.

2. To define the limit number of declared preferred shares of PJSC "Nizhegorodsvyazinform" in size of 53 354 600 shares with nominal value of 5 Rubles.

Terkhova L.I. reported the voting results on Item «Modifications and Additions to the Charter of PJSC «Nizhegorodsvyazinform».

Minutes № 5 «To approve Modifications and Additions to the Charter» : - «Item 3.7 is to be supplemented:

- «Kirovelektrosvyaz»
- «Martelkom» of Republic of Mariy El
- «Svyazinform» of Republic of Mordovia
- «Elektrosvyaz» of Orenburg Region
- «Svyazinform» of Penza Region
- «Svyazinform» of Samara Region
- «Saratovelektrosvyaz»
- «Elektrosvyaz» of Ulyanovsk Region
- «Telecommunication Networks of Udmurt Republic»
- «Svyazinform» of Chuvash Republic»:

Voting results:

FOR	69547715	99.975 %
AGAINST	1320	0.002 %
ABSTENTION	6905	0.010 %
RESOLUTION PASSED		

Minutes № 6 «To approve Modifications and Additions to the Charter»:- «Item 5.1.2 is to be worded as follows: «The Company is entitled to place (in addition to the placed shares) 159 766 200 common shares with nominal value of 5 Rub. and

[redacted]

53 354 600 preferred shares with nominal value of 5 Rub. (declared shares)»

Voting results:

FOR	69513608	99.926 %
AGAINST	5964	03.009 %
ABSTENTION	8825	0.013 %
RESOLUTION PASSED		

According to voting results the Extraordinary General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

To approve modifications and additions to the Charter:

1. Item 3.7 to be supplemented:

- «Kirovelektrosvyaz»
- «Martelkom» of Republic of Mariy El
- «Svyazinform» of Republic of Mordovia
- «Elektrosvyaz» of Orenburg Region
- «Svyazinform» of Penza Region
- «Svyazinform» of Samara Region
- «Saratovelektrosvyaz»
- «Elektrosvyaz» of Ulyanovsk Region
- «Telecommunication Networks of Udmurt Republic »
- «Svyazinform» of Chuvash Republic

2. Item 5.1.2 изложить в редакции:

«is to be worded as follows: «The Company is entitled to place (in addition to the placed shares) 159 766 200 common shares with nominal value of 5 Rub. and 53 354 600 preferred shares with nominal value of 5 Rub. (declared shares)".

This completes the General Shareholder Meeting Agenda.
Thank you very much for taking part in the meeting.

The Meeting is closed !

Chair,
General Director V.F. Lyulin

Secretary N.I. Pokrovskaya

[redacted]

MINUTES № 8
of the Annual General Shareholder Meeting of PJSC «Svyazinform»
Of Nizhniy Novgorod Region,
on June 25, 2001 at 10:00

Nizhniy Novgorod, July 06, 2001
M. Gorkiy sq., Post House

Code of the fact (event, action): 1200137A06072001

According to Item 1 of Article 51 of Federal Act «About Joint-Stock Companies» as of April 28, 2001, 4 371 shareholders with 87 506 320 voting shares are registered in the Register.

According to Item 17.18.3 of the Charter and Resolution of the Board of Directors of May 15, 2001, Minutes № 15, Lyulin V.F., General Director of the Company is approved as the Chairperson of the Annual General Shareholder Meeting.

The following Board of Directors Members are in presidium:

Ismailov N.I. – Chairman of the Board of Directors
Lyulin V.F. – Deputy Chairman of the Board of Directors
Arakcheyev A.V.
Bakhayev M.A.
Volkov V.N.
Grigorieva A.B.
Grigorieva L.I.
Dyachenko S.A.

According to Sub-Item 17.18.5. of the Charter and Resolution of the Board of Directors of May 15, 2001 Minutes № 15, Pokrovskaya N.I., Secretary of the Board of Directors, is the Responsible Secretary of the Annual General Shareholder Meeting.

The word on results of registration of the shareholders participating in meeting, and registration of the ballots is given to the Chairman of the Return Board, Terekhova L.I. Terekhova L.I. reads Minutes № 1:

The Annual General Shareholder Meeting is conducted in the mixed form.
Date of holding the meeting: June 25, 2001.

Deadline for distribution of the ballots for absentee voting to shareholders is May 25, 2001.

Reception deadline for absentee voting ballots is June 22, 2001.

The registration of the Shareholder Meeting participants starts at 8:00.

The registration of the Shareholder Meeting participants ends at 10-00.

The Meeting starts at 10:00.

On the date of Shareholder Listing (28.04.2001 г.), for those entitled to

[redacted]

participate in the Annual General Shareholder Meeting, the Charter Capital of the Company was divided in 87508200 common and 29169300 preferred shares.

1880 placed common shares are on the Balance of the Company.

Thus, 87506320 placed common shares of the Company are accepted for quorum determination, which entitle to vote on all the issues in the competence of the General Meeting, Total: 87506320 shares.

By May 25, 2001, 9 ballot form types for voting on all Meeting Agenda items are sent, all accepted for absentee voting as well.

By the date of ballot reception deadline, there were registered: 134 shareholders, who took part in the absentee voting with 28447 voting shares of the Company and 4 shareholder's proxies, acting on base of a letter of attorney, given for participation in the Meeting and using 310941 voting shares of the Company on all Meeting Agenda Items. 138 shareholders took part in the Meeting, with 339388 votes.

By the end of registration for personal participation in the Meeting, 94 shareholders were registered with a total of 1672734 voting shares of the Company and 82 shareholder's proxies, acting on the base of a letter of attorney, with a total of 71392741 voting shares of the Company on all Agenda items with a total of 73065475 votes.

9 ballot form types for voting on all Agenda items were distributed.

314 shareholders and their proxies take part in the Meeting, with a total of 73404863 votes, which makes 83.88% of the total number of votes, represented with placed voting shares of the Company accepted for quorum determination.

According to Item 1 Art. 58 of the Act «About Joint-Stock Companies» and Item 17.19 of the Charter, the General Shareholder Meeting is qualified (musters a quorum), if by the moment of meeting opening shareholders with a total of more than a half of the total number of votes represented with voting shares of the Company are registered or have sent the ballots.

The Meeting musters a quorum.

The Meeting is qualified.

AGENDA

1. Amendments and Additions to the Charter of the Company.
2. Approval of the Company's 2000 Auditor.
3. Approval of the Annual Report, of the Balance Sheet, PJSC «Nizhegorodsvyazinform» Profit and Losses Account, Profit and Losses Allocation in Report Year 2000 and planned Profit and Losses Allocation for 2001.
4. Dividend payment in 2000, size, terms, order and form of their payment for shares of any category.
5. Amendments and Additions to General Shareholder Meeting Provision.
6. Amendments and Additions to Board of Directors Provision of the Company.

7. Approval of the Company's Audit Committee Provision in a new wording.
8. Election of members of the Board of Directors of the Company.
9. Preterm office termination of the Company's Audit Committee Members. Election of Audit Committee Members
10. Approval of the Company's Auditor for 2001.

I. Let's begin with discussion of the 1st Agenda Item «Amendments and Additions to the Charter».
The floor is given to Deputy General Director Grigorieva L.I.(Report attached).

According to Art.53 of RF Act "About JSC", the Board of Directors received proposals from the following shareholders: PJSC "Svyazinvest" and a group of shareholders with more than 2% of voting shares (physical persons) about including in the Agenda of the Annual General Shareholder Meeting the issue of «Amendments and Additions to the Company's Charter».

All proposals of shareholders, holding more than 2% of voting shares are submitted within terms provided by the Charter of the Company (till February 14, 2001) and in compliance with the Federal Act «About Joint-Stock Companies», and are recognized qualified.

The Board of Directors of PJSC «Nizhegorodsvyazinform» (of May 3, 2001, Minutes № 13), upon discussion of shareholders' proposals concerning Amendments and Additions to the Charter, recommends to the Shareholder Meeting to approve the proposed Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform».

- Are there any questions?

No questions.

The floor is given to the chairman of the Return Committee, Terekhova L.I.
Terekhova L.I. told about the voting procedure for Ballot № 1.

You are asked to vote. Voting.

II. Grigorieva L.I., Deputy General Director of the Joint-Stock Company, has reported on the second Agenda Item «Approval of the Company's Auditor for 2000»
- Are there any questions?
Stayerman M.Y.: «If we don't approve the Firm "Astreya" as the Company's Auditor for year 2000 now, what will happen?»
Grigorieva L.I.: «The Board of Directors recommends to the Shareholder Meeting to approve the Firm "Astreya" as the Company's Auditor for year 2000».

The floor is given to the chairman of the Return Committee, Terekhova L.I.
Terekhova L.I. told about the voting procedure for Ballot № 1.

You are asked to vote. Voting.

The Meeting is conducted further by Ismailov N.I.

III. Let's go over to the third Agenda Item «Approval of the Annual Report, of the Balance Sheet, the Profit and Losses Account of PJSC "Nizhegorodsvyazinform", Profit and Losses Allocation in Report Year 2000 and planned Profit and Losses Allocation for year 2001»

The floor is given to General Director Lyulin V.F. who speaks about the Annual Report of the Company (Report attached).

The questions to the speaker are to be submitted in written form.

Agenda Item «Balance Sheet, Profit and Loss account of PJSC «Nizhegorodsvyazinform», Profit and Loss allocation in Report Year 2000 and planned Profit and Losses Allocation for 2001» The floor is given to the Company's Chief Accountant Kireyeva A.M. (Report attached).

The Board of Directors recommends to the General Shareholder Meeting:

1. To approve the Annual Report, Balance Sheet, Profit and Loss Account of PJSC "Nizhegorodsvyazinform", Profit and Losses Allocation in Report Year 2000 and planned Profit and Losses Allocation for year 2001.
2. On year results for 2000:
   - 2.1. To pay reward to the members of the Board of Directors in compliance with Paragraph 3 of Item 4.6 of the Provision about the Company's Board of Directors.
   - 2.2. The reward is to be paid in equal parts to the following persons: to the members of the Board of Directors, Ismailov N.I., Lyulin V.F., Arakcheyev A.V., Bakhayev M.A., Volkov V.N., Grigorieva A.B., Grigorieva L.I., Dyachenko S.A.
   - 2.3. According to Item 21.7 of the Company's Charter and Item 3.4 of the Provision about the Return Committee, to pay reward to the members of the Return Committee in the size of 15 thousand Rub. to each

- Are there any questions?

Stayerman M.Y.:

1. Proposed to discuss separately the Shareholder Meeting Agenda Items concerning approval of the Profit and Losses Allocation in Report Year 2000 and planned Profit and Losses Allocation for year 2001.
2. When will be carried out the transition to 7-digit dialing in N. Novgorod?
3. About demonopolization, why is the tariffs growth the main point in the Company's policy?
4. Nothing is said about new investment policy in the Annual Report.

Ismailov N.I. explained:

- The issue of «Approval of the Annual Report, of the Balance Sheet, Profit and

[redacted]

Losses Account of PJSC "Nizhegorodsvyazinform", Profit and Losses Allocation in Report Year 2000 and planned Profit and Losses Allocation for year 2001» is discussed jointly according to Federal Act «About Joint-Stock Companies» and the Company's Charter.

- According to the approved schedule, the Company continues transition to a 7-digit dialing in N. Novgorod, Residential Customers will be informed through mass-media.
- The main point of the Company's policy is not the tariff growth, but communications facilities development.
- The Company plans commission of new capacities.

The floor is given to the Return Board Chairperson, Terekhova L.I.

Terekhova L.I. speaks about voting procedure for Ballot № 3.

You are asked to vote. Voting.

Terekhova L.I. announced voting results on Item «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform». Each Article was voted separately.

Minutes № 2/1 «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform»: - «Item 3.7 in another wording»
Voting results:

FOR	72923484	99.344%
AGAINST	24032	0.033 %
ABSTENTION	250039	0.341 %
RESOLUTION PASSED		

Minutes № 2/2 «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform»:- «Item 15.2 to be supplemented with»
Voting results:

FOR	70262889	95,720 %
AGAINST	2687882	3,662 %
ABSTENTION	246784	0,336 %
RESOLUTION PASSED		

Minutes № 2/3 «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform»:- «Item 17.7: new wording»
Voting results:

FOR	70262400	95,719 %

AGAINST	5732	0,008 %
ABSTENTION	2929423	3,991 %
RESOLUTION PASSED		

Minutes № 2/4 «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform»:- «Item 17.8: to be eliminated»
Voting results:

FOR	70262657	95.719 %
AGAINST	5433	0.007 %
ABSTENTION	2929465	3.991 %
RESOLUTION PASSED		

Minutes № 2/5 «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform»:- «Item 17.15.3 to be supplemented with»
Voting results:

FOR	72944919	99.373 %
AGAINST	5825	0.008 %
ABSTENTION	246811	0.336 %
RESOLUTION PASSED		

Minutes № 2/6 «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform»:- «Item 17.19 Paragraph 1: to be eliminated »
Voting results:

FOR	70262181	95.719 %
AGAINST	5432	0.007 %
ABSTENTION	2929942	3.991 %
RESOLUTION PASSED		

Minutes № 2/7 «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform»:- «Item 17.19 Paragraph 4 to be eliminated »
Voting results:

FOR	70262685	95.719 %
AGAINST	5432	0.007 %
ABSTENTION	2929438	3.991 %
RESOLUTION PASSED		

Minutes № 2/8 «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform»:- «Item 18.1.2. to be supplemented with Sub-Item 31»

[redacted]

Voting results:

FOR	72945339	99.374 %
AGAINST	5405	0.007 %
ABSTENTION	246811	0.336 %
RESOLUTION PASSED		

Minutes № 2/9 «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform»:- «Item 18.4.1. to be supplemented with Paragraphем 3 and 4»

Voting results:

FOR	72945284	99.374 %
AGAINST	5460	0.007 %
ABSTENTION	246811	0.336 %
RESOLUTION PASSED		

Minutes № 2/10 «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform»:- «Item 21.1: new wording»

Voting results:

FOR	70262045	95.719 %
AGAINST	2687883	3.662 %
ABSTENTION	247627	0.337 %
RESOLUTION PASSED		

Minutes № 2/11 «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform»:- «Item 21.3 to be supplemented with Paragraph»

Voting results:

FOR	70262889	95.720 %
AGAINST	2687855	3.662 %
ABSTENTION	246811	0.336 %
RESOLUTION PASSED		

Minutes № 2/12 «Amendments and Additions to the Charter of PJSC «Nizhegorodsvyazinform»:- «Item 21.4: to be eliminated »

Voting results:

FOR	72944688	99.373 %
AGAINST	5852	0.008 %
ABSTENTION	247015	0.337 %
RESOLUTION PASSED		

According to voting results the Annual General Shareholder Meeting of

PJSC «Nizhegorodsvyazinform» DECIDED:

To make the following Amendments and Additions to the Charter of PJSC:

Art.3 «Affiliated and dependant Companies, Agencies of the Company»
Item 3.7 to be worded as follows:

«The following affiliated companies are an integral part of the Company:
Arzamas Inter-District Telecommunication Center
Gorodets Inter-District Telecommunication Center
Kstovo Inter-District Telecommunication Center
Uren Inter-District Telecommunication Center
Dzerzhinsk Inter-District Telecommunication Center
N.Novgorod Inter-city ATX
N.Novgorod City Telephone Network
Information and Computing Center»

Art. 15 «Dividends» Item 15.2 to be supplemented with:

«Dividend payment made not in money form, but in any other form, determined by a resolution of a responsible Management Body of the Company, can be carried out only with shareholder's consent to receive dividends in such form».

Art. 17 «The General Shareholder Meeting»
Item 17.7 to be worded as follows:
«A resolution of the General Meeting upon an issue put for voting is passed by a majority of votes of the shareholders holding voting shares of the Company, who take part in the General Shareholder Meeting, except cases provided in Art. 4 Item 17.3 and in Item 17.9».

Item 17.8 to be eliminated; numeration of Items from 17.9 to 17.19 is to be re-arranged.

Item 17.15.3 to be supplemented with the words:

«Non-resident shareholders are informed about the General Shareholder Meeting by registered mail 30 days before the date of the General Shareholder Meeting at the latest».

Paragraph 1 Item 17.19: the following words are to be eliminated «hold in form of personal participation».

Paragraph 4 Item 17.19: the word «working» is to be eliminated.

Art. 18 «The Board of Directors»
Item 18.1.2 to be supplemented with Sub-Item 31 with the following words:

«31. Cancellation of the Contract (Agreement) with the General Director in case of prescheduled termination of his authorities by the General Shareholder

[redacted]

Meeting». Sub-Item 31 of the current edition becomes Sub-Item 32».

Item 18.4.1 to be supplemented with Paragraphs 3 and 4:

«A Letter of advice about a session of the Board of Directors is sent to each Member of the Board of Directors in written form in compliance with order and terms, provided by Regulations for the Board of Directors, except the session, where the Company's business-plan (including its correction) is discussed. In this case, the letter of notice is sent to each Member of the Board of Directors in written form 20 days before the session date at the latest. All necessary documents concerning the Agenda must be attached to letter of notice. If necessary, any session of the Board of Directors or discussion of any Agenda Item can be delayed or cancelled with consent of majority of Members of the Board of Directors.

The first (organizational) session of the Board of Directors is held on the day of the General Shareholder Meeting, where the Board of Directors was elected (without previous notification), in order to elect the Chairperson, his/her Deputy and the Secretary of the Board of Directors».

Art. 21 «Audit Commission of the Company»

Item 21.1. to be worded as follows:

«The Audit Commission consists of 5 persons, elected each year by a majority of shareholders' votes – for those who hold voting shares of the Company, take pert in the General Shareholder Meeting and are entitled to vote upon the discussed issue. In case if the number of candidates who obtained the majority of votes of the shareholders holding voting shares of the Company exceeds the number of the Audit Commission members determined by the present Charter, the candidates who obtained more votes than the other candidates will be elected.

The activities of the Audit Commission are determined by the Provision about the Audit Commission of the Company, approved by the General Shareholder Meeting».

Item 21.3. to be supplemented with the Paragraph:

«It belongs to the competence of the Audit Commission:

- Checking of reliability of the data contained in reports and other financial documents of the Company;
- Revealing of the facts of infringement of regulations concerning book keeping and submission of the fiscal accounting established by legal Acts of the Russian Federation;
- Checking of observance of rules of law at tax calculation and payment;
- Revealing of the facts of infringement of legal acts of the Russian Federation, according to which the Company realizes its financial and economic activity;
- Evaluation of the economic feasibility of financial and economic operations of the Company ;

Item 21.4: to eliminate Words "the General Director";

[redacted]

Terekhova L.I. announced voting results on Item «Approval of the Company's Auditor for 2000»

Minutes № 3 «To approve the Firm "Astreya" as the Auditor of the Company for 2000.

Voting results:

FOR	70671473	96.276 %
AGAINST	2690119	3.665 %
ABSTENTION	6360	0.009 %
RESOLUTION PASSED		

According to voting results, the Annual General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

To approve the Firm "Astreya" as the Auditor of the Company for 2000.

Lyulin V.F. continues the Meeting.

IV. Upon the issue of «Dividend payment for 2000, size, terms, order and form of their payment for shares of any category», a report was delivered by Grigorieva L.I., Deputy General Director of the Company.

The Board of Directors recommends to the Shareholder Meeting to pass the following Resolution about Dividend payment:

- 1.04 Rub. per a preferred share;
- 0.27 Rub. per a common share;
- Dividend payment to be made in money form, and in form of other assets with shareholders' consent, starting from 25.07.2001 till the end of fiscal year.

- Are there any questions ? No questions.

The floor is given to Terekhova L.I., Return Committee Chairperson.

Terekhova L.I. explained the voting procedure for Ballot № 4.

You are asked to vote! Voting.

V. A report was delivered by Grigorieva L.I., Deputy General Director of the Company about the fifth and the sixth Agenda Items «Amendments and Additions to the Provision about General Shareholder Meetings and the Board of Directors».

- Are there any questions? No questions.

[redacted]

The floor is given to Terekhova L.I.

You are asked to vote! Voting.

VI. A report was delivered by Grigorieva L.I., Deputy General Director of the Company about the seventh Agenda Item «Approval of the Provision about the Audit Committee of the Company in the new edition».

- Are there any questions ? No questions.

The floor is given to Terekhova L.I.

You are asked to vote! Voting.

VII. Let's begin the election of the Board of Directors.

In time, statutory according to the Act «About Joint-Stock Companies» and the Charter of the Joint-Stock Company, proposals have been submitted by the shareholders possessing more than 2 % of common shares to include the following candidates in the ballot for election in the Board of Directors:

1.	Arakcheyev Aleksandr Vasilievich	The Chief Engineer of PJSC «Nizhegorodsvyazinform»
2.	Bakhayev Mikhail Anatolievich	Deputy General Director of PJSC «Nizhegorodsvyazinform», Director of NGTS
3.	Volkov Vladimir Nikolayevich	Deputy General Director of PJSC «Nizhegorodsvyazinform», Of Dzerzhinsk IDTC
4.	Gorskiy Denis Yurievich	Representative of «Baldwin Enterprises, Inc.»
5.	Grigorieva Alla Borisovna	Deputy Director of Corporative Management Department, Head of Representatives Division of PJSC "Svyazinvest"
6.	Grigorieva Lyubov Ivanovna	Deputy General Director of PJSC «Nizhegorodsvyazinform»
7.	Yegiazaryan Shogen Petrovich	Representative of «Baldwin Enterprises, Inc.»
8.	Ismailov Nail Ismailovich	President of Non-profit Organization "Telecommunications Facilities Equipment Manufacturer and Consumer Union"
9.	Lyulin Vladimir Fedorovich	General Director of PJSC

		«Nizhegorodsvyazinform»
10.	Osipchuk Anton Igorevich	First Deputy General Director of PJSC «Svyazinvest»
11.	Panchenko Stanislav Nikolayevich	Deputy General Director of PJSC «Svyazinvest»
12.	Plakida Sergey Nikolayevich	Representative of «Baldwin Enterprises, Inc.»
13.	Punina Yekaterina Aleksandrovna	Leading Specialist of Department for Corporative Management of PJSC «Svyazinvest»
14.	Haywood Michael Arthur	Representative of CJSC «Bank Credit Swiss First Boston AO»

3 persons submitted their name withdrawal from voting list for the Board of Directors to the General Meeting: Arakcheyev A.V., Yegiazaryan S. P. , Plakida S.N.

All the other candidates submitted their written consent for balloting for the Board of Directors according to the Act "About Joint-Stock Companies".

- Any questions to the Candidates for Board of Directors Members?

No questions.

The floor is given to the Return Committee Chairperson Terekhova L.I.

You are asked to vote. Voting.

VIII. The next Agenda Item is: "Preterm office termination Audit Committee Members Of the Company. Election of Audit Committee Members».

Within the terms provided by the Act "About Joint-Stock Companies", shareholders submitted proposals of Preterm Authorities termination of the Audit Committee and Election of new Members. The following candidates are proposed:

1.	Alekhin Sergey Imanovich	Chief Specialist of Internal Audit and Economic Analysis Division of PJSC «Svyazinvest»
2.	Bakayev Aleksandr Viktorovich	Senior Inspector-Auditor of Control and Audit Department of PJSC
3.	Maksimov Ivan Vladimirovich	First Deputy General Director Assistant of PJSC «Svyazinvest»
4.	Milovantsev Dmitriy Aleksandrovich	Head of Control and Audit Department of PJSC «Svyazinvest»
5.	Feklin Aleksandr Vasilievich	Head of Control and Audit Department of PJSC

- Any questions to the Audit Committee candidates?

No questions.

The floor is given to Terekhova L.I.

Vote please! Voting.

IX. Grigorieva L.I., Deputy General Director of the Company spoke on the Agenda Item «Approval of the Company's Auditor for 2001».

The Board of Directors recommends to the General Shareholder Meeting to approve the Firm "Arthur Anderssen" as the Auditor of the Company for 2001.

Any questions ?

Stayerman M.Y.: «Will they not refuse to make the Audit at the end of the year, as «PriceWaterhouse» did?»

Grigorieva L.I.: «The Audit Firm «Arthur Andersen» is renowned in international financial market, their refusal to make our Company's Audit will damage seriously their image.»

Lyulin V.F.: «We have an Agreement with the Firm «Arthur Andersen» for our Company's audit.»

The floor is given to Return Board Chairperson, Terekhova L.I.

You are asked to vote. Voting.

Terekhova L.I. announced the voting results

Minutes № 4 «To approve the Annual Report, Balance Sheet, Profit and Loss Account of PJSC «Nizhegorodsvyazinform», Profit and Losses Allocation in Report Year 2000 and planned Profit and Losses Allocation for 2001»

Voting results:

FOR	73394867	99. 986 %
AGAINST	581	0. 001 %
ABSTENTION	1313	0.002 %
RESOLUTION PASSED		

According to voting results the Annual General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

1. To approve the Annual Report, Balance Sheet, Profit and Losses Account PJSC "Nizhegorodsvyazinform", Profit and Losses Allocation in Report Year 2000 and planned Profit and Losses Allocation for 2001.
2. On year results for 2000:
   2.4. To pay rewards to the members of the Board of Directors according to Paragraph 3, Item 4.6 of the Provision "The Company's Board of Directors".

[redacted]

2.5. The reward is to be paid in equal parts to the following persons, members of the Board of Directors: Ismailov N.I., Lyulin V.F., Arakcheyev A.V., Bakayev M.A., Volkov V.N., Grigorieva A.B., Grigorieva L.I., Dyachenko S.A.

2.6. According to Item 21.7 of the Company's Charter and to Item 3.4 of the Provision about the Audit Committee: to pay a reward to the members of the Audit Committee, 15 thousand Rub. to each.

Terekhova L.I. announced the Minutes of the Return Board to the Agenda Item «Dividend payment for 2000, size, terms, order and form of their payment for shares of any category»

Minutes № 5/1 «To pay dividends for preferred shares in size of 1,04 Rub. per share. The payment is to be done in money form, and with other assets, with shareholder's consent, starting from 25.07.2001 to fiscal year end ».

Voting results:

FOR	73388849	99.978 %
AGAINST	978	0.001 %
ABSTENTION	843	0.001 %
RESOLUTION PASSED		

Minutes № 5/2 «To pay dividends for common shares in size of 0.27 Rub. per share. The payment is to be done in money form, and with other assets, with shareholder's consent, starting from 25.07.2001 to fiscal year end ».

Voting results:

FOR	73388568	99.978 %
AGAINST	1220	0.002 %
ABSTENTION	1224	0.002 %
RESOLUTION PASSED		

According to voting results, the Annual General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

1. «To pay dividends for preferred shares in size of 1,04 Rub. per share. The payment is to be done in money form, and with other assets, with shareholder's consent, starting from 25.07.2001 to fiscal year end ».
2. «To pay dividends for common shares in size of 0.27 Rub. per share. The payment is to be done in money form, and with other assets, with shareholder's consent, starting from 25.07.2001 to fiscal year end ».

45 Minutes break !

The Company's Deputy General Director, Grigorieva L.I. answers the questions.
Question:
«What is the price of one common share? Earlier it was published by the newspaper «Birzha», is it a secret now?»
Answer:
«The price of one common share is 1,02 $, the price of one preferred share is 0,42 $, it is quoted in the RTS.»
Question:
«Do you plan a living house construction?»
Answer:
«We do not plan a living house construction, but we have a program of providing housing facilities for our employees.»

The floor is given to Return Board Chairperson, Terekhova L.I.

Terekhova L.I. announces the Minutes of Return Board:

Minutes № 6/1 «Amendments and Additions to Provision for the General Shareholder Meetings»
Voting results:

FOR	70435199	95.954 %
AGAINST	4819	0.007 %
ABSTENTION	2926275	3.986 %
RESOLUTION PASSED		

According to voting results, the Annual General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

To make the following Amendments and Additions to Provision for the General Shareholder Meetings:
Art. 13 «The General Shareholder Meeting Quorum. Re-convocation of the General Meeting»
Item 1 Paragraph 1: to eliminate the words «hold in presentia».

Minutes № 6/2 «Amendments and Additions to the Board of Directors Provision»

Voting results:

FOR	70433021	95.951 %
AGAINST	7899	0.011 %
ABSTENTION	2926915	3.987 %
RESOLUTION PASSED		

[redacted]

According to voting results, the Annual General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

Amendments and Additions to Board of Directors Provision:

Art. 2 «Competence of the Board of Directors»
Item 2.2. «Exclusive competence of the Board of Directors of the Company includes the following issues:
- to be supplemented with Sub-Item 37 as follows:
«37. cancellation of the Contract (Agreement) with the General Director in case of early authorities termination by the General Shareholder Meeting». Sub-Items 37,38,39,40,41,42 of the current edition should be considered as Sub-Items 38,39,40,41,42,43 respectively».

Art. 4 «Election of members of the Board of Directors of the Company»
Item 4.6, Paragraph 2: to eliminate the words «according to resolution of the General Meeting».

Art. 5 «Fundamental Provisions of the rules of the Board of Directors of the Company Sessions»
Item 5.7 The first Paragraph to be supplemented with the following words and with the second Paragraph:

«... Except the session, where the business-plan of the Company is discussed (including its adjustment). In this case a notification is sent to each member of the Board of Directors in written form 20 days before the session date at the latest. Necessary documents concerning the Agenda are attached to the notice. If necessary, any session of the Board of Directors, or discussion of single Agenda items can be delayed or cancelled with consent of the majority of the Board of Directors members.

The first (organizational) session of the Board of Directors is held on the day of the General Shareholder Meeting, where the Board of Directors was elected (without sending preliminary notices), in order to elect the Chair, the Vice-Chairman and the Secretary of the Board of Directors».

Item 5.7, Paragraphs 2, 3, 4 are considered as 3,4,5 respectively.

Minutes № 7 «To approve the Provision about the Audit Committee of the Company in a new wording»

Voting results:

FOR	70465629	95.996 %
AGAINST	840	0.001 %
ABSTENTION	2923413	3.983 %
RESOLUTION PASSED		

According to voting results, the Annual General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

To approve the Provision about the Audit Committee of the Company in a new wording.

Minutes № 8 «Election of members of the Board of Directors of the Company»
Voting results:

Arakcheyev A.V.	53507.0
Bakayev M.A.	54775228.5
Volkov V.N.	47502016.5
Gorskiy D.Y.	24156004.0
Grigorieva A.B.	79826954.0
Grigorieva L.I.	63725202.0
Yegiazaryan S.P.	2245.0
Ismailov N.I.	79891875.0
Lyulin V.F.	82952585.0
Osipchuk A.I.	79848719.0
Panchenko S.N.	80506096.0
Plakida S.N.	5646.0
Punina E.A.	8576.0
Haywood M.A.	66671722.0

According to Item 17.7 of the Charter of the Company, candidates who obtained the majority of shareholders' votes are considered elected.

According to voting results of the Annual General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» the following persons are elected to the Board of Directors of the Company:
Bakhayev M.A., Volkov V.N., Grigorieva A.B., Grigorieva L.I., Ismailov N.I., Lyulin V.F., Osipchuk A.I., Panchenko S.N., Haywood M.A.

Terekhova L.I. announced the Minutes of the Return Board to the Agenda Item «Preterm office termination of the Audit Committee Members of the Company. Election of the Audit Committee Members» :

Minutes № 9/1 «To terminate the authorities of the Audit Committee Members of the Company before term.»
Voting results:

FOR	68537860	93.370 %
AGAINST	433	0.001 %
ABSTENTION	2688407	3.662 %
RESOLUTION PASSED		

Minutes № 9/2 «To elect Alekhin S.I. as a member of the Audit Committee of the Company»
Voting results:

FOR	68604546	94.657 %
AGAINST	497	0.001 %
ABSTENTION	2689900	3.711 %
RESOLUTION PASSED		

Minutes № 9/3 «To elect Bakhayev A.V. as a member of the Audit Committee of the Company»
Voting results:

FOR	68602342	94.654 %
AGAINST	1882	0.003 %
ABSTENTION	2690146	3.712 %
RESOLUTION PASSED		

Minutes № 9/4 « Maksimov I.V. as a member of the Audit Committee of the Company»
Voting results:

FOR	68602988	94.654 %
AGAINST	651	0.001 %
ABSTENTION	2690704	3.712 %
RESOLUTION PASSED		

Minutes № 9/5 « Milovantsev D.A. as a member of the Audit Committee of the Company»
Voting results:

FOR	68603415	94.655 %
AGAINST	1028	0.001 %
ABSTENTION	2689900	3.711 %
RESOLUTION PASSED		

Minutes № 9/6 «To elect Feklin A.V. as a member of the Audit Committee of the Company»
Voting results:

FOR	68602900	94.654 %
AGAINST	739	0.001 %
ABSTENTION	2690704	3.712 %
RESOLUTION PASSED		

[redacted]

According to voting results, the Annual General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

1. To terminate the authorities of the Audit Committee Members of the Company before term.
2. To elect the Audit Committee of the Company consisting of the following persons (Minutes № 9/7 – attached):

Alekhin S.I., Bakhayev A.V., Maksimov I.V., Milovantsev D.A., Feklin A.V.

Minutes № 10 «To approve as Auditor of the Company for 2001»

Voting results:

FOR	63556552	86.584 %
AGAINST	14380	0.020 %
ABSTENTION	6961	0.009 %
RESOLUTION PASSED		

According to voting results the Annual General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

To approve the Firm "Arthur Andersen" as Auditor of the Company for 2001.

That competes the Annual General Shareholder Meeting Agenda.

Thank you very much for taking part in the Meeting.

The Meeting is closed!

Chairman of the Meeting,
General Director V.F. Lyulin

Secretary N.I. Pokrovskaya

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open Joint-Stock Company "Svyazinform" of Nizhniy Novgorod Region
Location: 603000, Russian Federation, N.Novgorod, M.Gorkiy sq., Post House
Code of the issuer: 00137-A

Date of appearance of the fact (event, operation): ***25.06.2001***
Code of the fact (event, operation): ***0100137A25062001***

Changes in the list of the persons included in the Issuer's Management Bodies.

The Board of Directors (supervisory council).

The new Board of Directors is elected:
Bakhaev Mikhail Anatolievich. Participation share in the Issuer's Charter Capital - 0.341 %.
Volkov Vladimir Nikolaevich. Participation share in the Charter Capital - 0.017 %.
Grigorieva Alla Borisovna. Participation share in the Charter Capital - none.
Grigorieva Lyubov Ivanovna. Participation share in the Charter Capital - 0.031 %.
Ismailov Nail Ismailovich. Participation share in the Charter Capital - 0.005 %.
Lyulin Vladimir Fedorovich Participation share in the Charter Capital - 0.512 %.
Osipchuk Anton Igorevich. Participation share in the Charter Capital - none.
Panchenko Stanislav Nikolaevich. Participation share in the Charter Capital - none..
Haywood Michael Arthur. Participation share in the Charter Capital - none.

The authorities are terminated:
Arakcheyev Aleksandr Vasilievich. Participation share in the Charter Capital - 0.215 %.
Dyachenko Sergey Aleksandrovich. Participation share in the Charter Capital - none.
Zabelin Vladislav Vladimirovich. Participation share in the Charter Capital - none.

The indicated changes have taken place from the moment of decision by the general shareholder meeting by results of voting of 25.06.2001, minutes № 8.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***L. I. Grigorieva***

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: 603000, Russian Federation,. N.Novgorod, M.Gorkiy sq., Post House
Code of the issuer: 00137-A

Date of appearance of the fact (event, operation): 25.06.2001
Code of the fact (event, operation): 1100137A25062001

Calculated and (or) repaid profit of the issuer's securities.

25.06.2001 The General Shareholder Meeting has approved a resolution about disbursement (declaration) of the annual dividends for preferred Type A shares with 5 Rub. face value and common shares with 5 Rub. face value
29 137 029 shares is the total number of preferred Type A shares, on which the profit is calculated at a rate of 1.04 Rub. per share.
87 506 320 shares is the total number of common shares, on which the profit is calculated at a rate of 0.27 Rub. per share.
Term and form of disbursement of the calculated dividends on preferred A Type shares – disbursement is to be effected in pecuniary form, and also with other assets, in case of the shareholder's consent, from 25.07.2001 till the end of the fiscal year.
Term and form of disbursement of calculated dividends for common shares – disbursement is to be effected in pecuniary form, and also with other assets, in case of the shareholder 's consent, from 25.07.2001 till the end of the fiscal year.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" *L. I. Grigorieva*

Information about the essential fact (event, operation), affecting a financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: ***Russian Federation, N.Novgorod, M.Gorkiy sq., Post House***
Code of the issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***27.06.2001***
Code of the fact (event, operation): ***0300137A27062001***

Changes in the list of owners (shareholders) of the issuer.

Closed joint-stock company "Depositary and Clearing Company".
Location: Russian Federation, Moscow, 1st Tverskaja - JAmskaja a street,13.
Mail address: 103064, Moscow, Staraya Basmannaya street,14/2, suite 4

27.06.2001: decrease of CJSC "DCC" share in the issuer's charter capital from 5.29% to 4.70%.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

Information about essential facts (event, operation), affecting the financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod region
Location: Russian Federation, N.Novgorod, Gorkiy sq,, Post House
The code of the issuer: 00137-A

Date of appearance of the fact (event, operation): ***25.07.2001***
The code of the fact (event, operation): ***1100137A25072001***

The calculated and repaid incomes under the securities of the issuer.

In conformity with the resolution of the General Shareholders Meeting (25.06.2001, minutes № 8) the dividends are calculated for Type A preferred shares with the face value 5 Rub. each and for common shares with the face value 5 Rub. each. They are being repaid since 25.07.2001.
Size of the dividend repaid per one preferred share: 1.04 Rub.
Size of the dividend repaid per one common share: 0.27 Rub.

The disbursement of the calculated dividends is made in the mixed form.

Chief Engineer
PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" of Nizhniy y Novgorod Region
Location: Russian Federation, Nizhniy Novgorod, Gorkiy sq., Post House
Code of the Issuer: 00137-A

Date of appearance of the fact (event, operation): ***20.08.2001***
Code of the fact (event, operation): ***1300137A20082001***

Resolutions approved by the Board of Directors(supervisory council).

The date of the Board of Directors(supervisory council) meeting, which approved the appropriate resolution: 10.08.2001г.

Complete statement of the approved resolution according to the minutes of the Board of Directors(supervisory council meeting):

To approve the contract about provision of services by NP " Telecommunications Development Problems Research Centre " for the sum making 1 % from the planned profit in the 2nd half of the current year (8 775 thousand Rubles).

The Meeting Quorum and the voting results:

Voting: "For" - 7; "Against" - none; "Abstention" - none.

Deputy General Director
PJSC "Nizhegorodsvyazinform" ***L.K. Grigorieva***

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: 603000, Russian Federation,. N. Novgorod, Gorkiy sq., Post House
Code of the issuer: 00137-A

Date of appearance of the fact (event, operation): 7.09.2001
Code of the fact (event, operation): 1500137A07092001

Register closing date.

The resolution of the Board of Directors, minutes № 5 of 17.09.2001, approved the listing date of the holders of securities having the right to participation in the extraordinary general meeting of the shareholders: September 10, 2001.

Chief Engineer
PJSC "Nizhegorodsvyazinform" A. V. Arakcheyev

[redacted]

1285-2(б)

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: 603000, Russian Federation, N. Novgorod, Gorkiy sq., Post House
Code of the issuer: 00137-A

Date of appearance of the fact (event, operation): 17.09.2001
Code of the fact (event, operation): 1300137A17092001

Resolutions approved by the Board of Directors (supervisory council).

Date of the Board of Directors meeting, on which the resolutions are approved: 07.09.2001.
9 persons are elected to the Board of Directors.
9 persons have taken part in voting.

I. "Definition of the market price of the shares redeemable on demand of the Company's shareholders "
The Board of Directors has decided:
1. Taking into consideration the recommendations of an independent appraiser, to define the market price of the Company's shares redeemable for the Company's shareholders, who voted against reorganization, or did not take part in voting on the issue and presented a request in due order about redemption of their shares, at a rate of:
21. 92 Rub. per one common share;
6. 90 Rub. per one preferred share.

Voting: "FOR" - 9; "Against" - none; "Abstention" - none

II. "About convocation of an Extraordinary General Shareholder Meeting of PJSC "Svyazinform" of Nizhniy Novgorod Region, definition of date, place and time of the Meeting, and about the date of listing of the shareholders having the right to take part in the Extraordinary General Shareholder Meeting .
The Board of Directors has decided:
1. To call an Extraordinary General Shareholder Meeting of PJSC "Nizhegorodsvyazinform" in form of a general meeting of the shareholders for consideration of the issue of reorganization of PJSC "Nizhegorodsvyazinform" as a Take-Over by the Company of the following companies: PJSC "Kirovelektrosvyaz", PJSC "Martelkom" of Republic of Mariy El, PJSC "Svyazinform" of Republic of Mordovia, PJSC "Elektrosvyaz" of Orenburg Region, PJSC "Svyazinform" of Penza Region, PJSC "Svyazinform" of Samara Region, PJSC "Saratovelektrosvyaz", PJSC "Elektrosvyaz" of Ulyanovsk Region, PJSC " Telecommunication Networks of Udmurt Republic ", PJSC "Svyazinform" of Chuvash Republic .

2. To hold the General Shareholder Meeting on November 9, 2001 at 10:00 at the address: Nizhniy Novgorod, M. Gorkiy sq., Post House.

3. Registration of shareholders for participation in General Shareholder Meeting starts at 8:00.

4. Date of listing of the shareholders for participation in General Shareholder Meeting: September 10, 2001 at 18:00 (local time).

Voting: "FOR" - 9; "Against" - none; "Abstention" - none

III. "Approval of the Agenda of the Extraordinary General Shareholder Meeting of PJSC " Nizhegorodsvyazinform"

The Board of Directors has decided:
To approve the following Agenda of the Extraordinary General Shareholder Meeting of the Company:

1. About reorganization of PJSC "Nizhegorodsvyazinform" in form of a Take-Over by the Company of the following companies: PJSC "Kirovelektrosvyaz", PJSC "Martelkom" of Republic of Mariy El, PJSC "Svyazinform" of Republic of Mordovia, PJSC "Telecommunication" of the Orenburg Region, PJSC "Svyazinform" of the Penza Region, PJSC "Elektrosvyaz" of Samara Region, PJSC "Saratovelektrosvyaz", PJSC "Elektrosvyaz" of Ulyanovsk Region, PJSC " Telecommunication Networks of Udmurt Republic ", PJSC "Svyazinform" of Chuvash Republic.
Approval of the Take-Over Agreement of PJSC "Kirovelektrosvyaz" by PJSC «Nizhegorodsvyazinform»;
The Take-Over Agreement of PJSC "Martelkom" of Republic of Mariy El by PJSC «Nizhegorodsvyazinform»;
The Take-Over Agreement of PJSC "Svyazinform" of Republic of Mordovia by PJSC «Nizhegorodsvyazinform».
The Take-Over Agreement of PJSC "Elektrosvyaz" of Orenburg Region by PJSC «Nizhegorodsvyazinform».
The Take-Over Agreement of PJSC "Svyazinform" of Penza Region by PJSC «Nizhegorodsvyazinform».
The Take-Over Agreement of PJSC "Svyazinform" of Samara Region by PJSC «Nizhegorodsvyazinform».
The Take-Over Agreement of PJSC "Saratovelektrosvyaz" by PJSC «Nizhegorodsvyazinform».
The Take-Over Agreement of PJSC "Elektrosvyaz" of Ulyanovsk Region by PJSC «Nizhegorodsvyazinform».
The Take-Over Agreement of PJSC "Telecommunication Networks of Udmurt Republic" by PJSC «Nizhegorodsvyazinform».
The Take-Over Agreement of PJSC "Svyazinform" of Chuvash Republic by PJSC «Nizhegorodsvyazinform».

2. Definition of the limited number of declared common and preferred shares of PJSC "Nizhegorodsvyazinform".

3. Modification and additions to the Charter of PJSC "Nizhegorodsvyazinform".

Voting: "FOR" - 9; "Against" - none; "Abstention" - none

IV. "About notification of shareholders about the Extraordinary General Shareholder Meeting and approval of the text of the notification".
The Board of Directors HAS DECIDED:

1. The Notice about the General Shareholder Meeting of the Company is to be published in the newspaper "Nizhegorodskiye Novosti" on October 9, 2001 at the latest.

2. The Notice about the Extraordinary General Shareholder Meeting to nonresident shareholders (holders of the polling shares) is to be sent by certified mail on October 9, 2001 at the latest.

3. To approve the text of the notification message about the extraordinary General Shareholder Meeting (including, way of informing shareholders of the Company about their right to require redemption of shares).

Voting: "FOR" - 9; "Against" - none; "Abstention" - none

V. "Approval of the list of information given to the shareholders for preparation of the General Shareholder Meeting "

The Board of Directors HAS DECIDED:

1. To approve the following list of information to be presented to the shareholders for preparation of the General Shareholder Meeting :

- ***the Draft of a Take-Over Agreement of PJSC "Kirovelektrosvyaz" by PJSC «Nizhegorodsvyazinform»;***
- ***the Draft of a Take-Over Agreement of PJSC "Martelkom" of Republic of Mariy El by PJSC «Nizhegorodsvyazinform»;***
- ***the Draft of a Take-Over Agreement of PJSC "Svyazinform" of Republic Mordovia by PJSC «Nizhegorodsvyazinform»;***
- ***the Draft of a Take-Over Agreement of PJSC of "Elektrosvyaz" of Orenburg Region by PJSC «Nizhegorodsvyazinform»;***
- ***the Draft of a Take-Over Agreement of PJSC "Svyazinform" of Penza Region by PJSC «Nizhegorodsvyazinform»;***
- ***the Draft of a Take-Over Agreement of PJSC "Svyazinform" of Samara Region by PJSC «Nizhegorodsvyazinform»;***
- ***the Draft of a Take-Over Agreement of PJSC "Saratovelektrosvyaz" by PJSC «Nizhegorodsvyazinform»;***
- ***the Draft of a Take-Over Agreement of PJSC of "Elektrosvyaz" of Ulyanovsk Region by PJSC «Nizhegorodsvyazinform»;***
- ***the Draft of a Take-Over Agreement of PJSC "Telecommunication Networks of Udmurt Republic" by PJSC «Nizhegorodsvyazinform»;***
- ***the Draft of a Take-Over Agreement of PJSC "Svyazinform" of Chuvash Republic by PJSC «Nizhegorodsvyazinform»;***
- ***the draft of changes and additions to the Charter of the Company;***
- ***accounting documents of the last account date prior to approval of resolution about the Company's reorganization by the Board of Directors;***
- ***the information memorandum about reorganization of companies - telecommunication operators of the Volga Region.***

Voting: "FOR" - 9; "Against" - none; "Abstention" - none

VI. "Approval of the form and text of the voting ballots for the extraordinary General Shareholder Meeting "

The Board of Directors HAS DECIDED:

1. To approve the form and text of the voting ballots for the the General Shareholder Meeting in view of the remarks.

Voting: "FOR" - 9; "Against" - none; "Abstention" - none

Chief Engineer
of PJSC "Nizhegorodsvyazinform" *A.V. Arakcheyev*

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: 603000, Russian Federation,. N.Novgorod, M.Gorkiy sq., Post House
Code of the issuer: 00137-A

Date of appearance of the fact (event, operation): 25.05.2001
Code of the fact (event, operation): 1300137A25052001

Resolutions approved by the Board of Directors (supervisory council).

Date of the Board of Directors meeting - 15.05.2001.
9 persons are elected in the Board of Directors.
7 persons were present at the Board of Directors meeting.
8 persons have taken part in voting.
One member of the Board of Directors has voted on all issues of the agenda in absentia.

I. Recommendation for disbursement of dividends for 2000, size, terms, order and form of their disbursement for shares of each category.

Having considered the recommendations, the Board of Directors has decided:
1. To recommend to the General Annual Shareholder Meeting to approve the resolution on the issue of disbursement of the dividends:
- *preferred shares: 1.04 Rub. per share;*
- *common shares: 0.27 Rub. per share*
- *disbursement of the dividends is to be effected in pecuniary form, and also other assets, in case of consent of the shareholder, starting on 25.07.2001 till the end of the fiscal year.*

Voting: "FOR" - 8; "Against" - none; "Abstention" - none.

II.. Approval of the order, text of the notice and the shareholder's memorandum.

Having considered the notification, text of the notification message and the shareholder's memorandum, the Board of Directors has decided:
1. To approve the text of the notice and the shareholder's memorandum about the annual general shareholder meeting taking into account the remarks.
2. To publish the text of the notification about the annual general shareholder meeting in the newspaper " Nizhegorodskiye Novosti " on May 25, 2001 at the latest
Voting: "FOR" - 8; "Against" - none; "Abstention" - none.

III. Approval of the form and text of the ballots.

Having considered the form and text of the ballots, the Board of Directors has decided:
1. To approve the form and text of the ballots for voting on the Agenda of the annual general shareholder meeting.
Voting: "FOR" - 8; "Against" - none; "Abstention" - none

IV. Approval of the list of information given to the shareholders.

Having considered the given issue, the Board of Directors has decided:
1. To approve the following list of information given to the shareholders at preparation for the annual general shareholder meeting:
1. Notification message about the shareholder meeting.
2. Shareholder's Memorandum.
3. Annual Report, Balance Sheet, Profit and Loss Account of the Company, allocation of profits and losses for 2000 and planned allocation of profit and losses for 2001.

4. Changes and addition to the Charter of the Company.
5. Recommendation concerning disbursement of dividends for 2000.
6. Statement of the Auditing Committee.
7. Audit Report of the Company.
8. Changes in the Provision about general meetings of the shareholders of the Company.
9. Changes in the Provision about The Board of Directors of the Company.
10. Provision about the Auditing Committee of the Company in a new wording.
11. Information about candidates for election of the members of the Board of Directors of the Company.
12. Information about the candidates for election in the Auditing Committee of the Company.
Voting: "FOR" - 8; "Against" - none; "Abstention" - none.

V. About disbursement of rewards to the Company's Board based on results of 2000.

Having considered the given issue, the Board of Directors has decided:
To disburse rewards to the Members of the Board on the basis of results of year 2000: 20 thousand Rub. to each.
Voting: "FOR" - 8; "Against" - none; "Abstention" - none.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" *L. I. Grigorieva*

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: Russian Federation, N.Novgorod, M.Gorkiy sq., Post House
Code of the issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***13.06.2001***
Code of the fact (event, operation): ***0300137A13062001***

Changes in the list of owners (shareholders) of the issuer.

Closed joint-stock company "Brunswick UBS Warburg Nominees".
Location: Russian Federation, Moscow, Kosmodamianskaya nab., 52, suite 4
Mail address: 113054, Russian Federation, Moscow, Kosmodamianskaya nab., 52, suite 4

13.06.2001 A decrease of CJSC "Brunswick UBS Warburg Nominees" share the issuer's charter capital from 5.18 % to 4.28 %.

The Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***A. A. Grigorieva***

72853-2(b)

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

02 APR -3 AM 8:31

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: 603000, Russian Federation, N. Novgorod, Gorkiy sq., Post House
Code of the issuer: 00137-A

Date of appearance of the fact (event, operation): 24.04.2001
The code of the fact (event, operation): 1500137A24042001

Date of registry closing.

The resolution of the Board of Directors, minutes № 13 of 24.04.2001, approves the date of listing of the persons having the right to participate in the annual general shareholders meeting: April 28, 2001.

According to Article 42, item 4 of the federal Act "About joint-stock companies" of 26.12.95 the date of listing of the persons having the right to participate in the annual general shareholders meeting, is the date of listing of the persons having the right to obtain annual dividends.

Deputy General Director
PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ» НИЖЕГОРОДСКОЙ ОБЛАСТИ ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ» г. НИЖНИЙ НОВГОРОД

1285-K(6)

Открытое акционерное общество "Связьинформ" Нижегородской области
ИНН 5260901817

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of the Nizhniy Novgorod region
Location: 603000, Russian Federation,. N. Novgorod, Gorkiy sq., Post House
Code of the issuer: 00137-A

Date of appearance of the fact (event, operation): 3.05.2001
Code of the fact (event, operation): 1300137A03052001

Resolutions approved by the Board of Directors.

Date of the Board of Directors meeting, on which the resolutions are approved: 24.04.2001.
9 persons are elected for the Board of Directors.
8 persons have taken part in voting.

I. Definition of date, place and time of the Annual General Shareholders Meeting.
The Board of Directors has decided:
1. To define the date of the Annual General Shareholders Meeting,
June 25, 2001.
2. To hold the Annual General Shareholders Meeting at the following address:
N. Novgorod, Gorkiy sq., Post House, at 10:00.
Voting: "For" - 8; "Against" - none; "Abstention" - none
II. Definition of date of listing of the shareholders having the right to participation in the Annual General Shareholders Meeting.
The Board of Directors has decided:
1. To define the date of listing of the shareholders having the right to participation in the Annual General Shareholders Meeting:
April 28, 2001.
Voting: "For" - 8; "Against" - none; "Abstention" - none
III. Approval of the Agenda of the Annual General Shareholders Meeting.
Upon discussion of the issue of "Approval of the Agenda of the Annual General Shareholders Meeting" the Board of Directors has decided:
1. To approve the following Agenda of the Annual General Shareholders Meeting:
1. Modification and additions to the Charter of the Company.
2. Approval of the auditor of the Company for 2000.
3. Approval of the Annual Report, Balance Sheet, Account of profits and losses of PJSC "Nizhegorodsvyazinform", attribution of profit and losses in Report year 2000 and planned attribution of profit and losses for 2001.
4. About disbursement of dividends for 2000, size, deadlines, order and form of disbursement for the shares of all categories.
5. Modifications and additions to the Provision about the General Shareholders Meetings of the Company.
6. Modifications and additions to the Provision about the Board of Directors of the Company.
7. Approval of the Provision about the Auditing Committee of the Company in a new wording.
8. Election of the Members of the Board of Directors of the Company.
9. Pre-term termination of authorities of the Members of the Auditing Committee of the Company. Election of the Members of the Auditing Committee.
10. Approval of the Auditor of the Company for 2001.

Voting: "For" - 8; "Against" - none; "Abstention" - none.

Deputy General Director
PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva.***

Данный документ создан при помощи Электронной Анкеты ФКЦБ России

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: Russian Federation,. N.Novgorod, M.Gorkiy sq., Post House
Code of the issuer: 00137-A

Date of appearance of the fact (event, operation): 14.05.2001
Code of the fact (event, operation): 0300137A14052001

Changes in the list of the owners (shareholders) of the issuer.

Closed Joint-Stock Company " Brunswick U.B.S. Warburg Nominees ".
Location: Russian Federation, Moscow, Kosmodamianskaya nab., suite 4.
Mail address: 113054, Russian Federation, Moscow, 52, Kosmodamianskaya nab., suite 4.

On 14.05.2001, the increase of the CJSC "Brunswick U.B.S. Warburg Nominees" share in the charter capital of the issuer from 4.97 % to 5.14% has taken place.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

Information about the material fact (event, operation), affecting the financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of the Nizhniy Novgorod region
Location: 603000, Russian Federation,. N. Novgorod, Gorkiy sq., Post House
The code of the issuer: 00137-A

Date of appearance of the fact (event, operation): 10.01.2001
The code of the fact (event, operation): 0900137A10012001

Value of the balance profit at the closing date of Quarter III, 2000 - 348 531 thousand Rub.
Value of the balance profit at the closing date of Quarter IV, 2000 - 412 175 thousand Rub.
Value of the balance profit of Quarter III, 2000 - 133 357 thousand Rub.
Value of the balance profit of Quarter IV, 2000 - 63 644 thousand Rub.

Change of the balance profit of the issuer in (absolute and percentage) in Quarter IV, 2000 compared to Quarter III, 2000 constitutes:
69 713 thousand Rub.
52.27 %

The following events account for the decrease of the balance profit in Quarter IV, 2000:
Writing off bad debts and accounts receivable with expired limitation period,
Expenditures made earlier at the expense of the net profit were accounted for as losses according to ACCOUNTING STANDARDS,
Increase of maintenance costs caused by reorganization of the issuer.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

Chief Accountant
of PJSC "Nizhegorodsvyazinform" ***A.M. Kireyeva***

1285-216

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

Open joint-stock company "Svyazinform" of Nizhniy y Novgorod Region
Location: Russian Federation, Nizhniy Novgorod, Gorkiy sq., Post House
Code of the Issuer: 00137-A

Date of appearance of the fact (event, operation): ***10.02.2001***
Code of the fact (event, operation): ***0800137A10022001***

The fact (facts) which entailed a single increase of the issuer's assets value by more than on 10%.

The issuer's assets value on the closing date of the IV quarter of 2000: 1 980 085 thousand Rub.

The absolute and percentage change of the issuer's assets value in the I-st quarter of 2001 compared to the IV quarter of 2000 constitutes:
900 568 thousand Rub.
45.5 %

The issuer's assets value increase has taken place by way of reassessment of the fixed assets.

Deputy General Director
PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

Chief Accountant
PJSC "Nizhegorodsvyazinform" ***A.M. Kireyeva***

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ» НИЖЕГОРОДСКОЙ ОБЛАСТИ ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ» Г. НИЖНИЙ НОВГОРОД

1285-2/1

Information about essential facts (event, operation), affecting the financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod region
Location: Russian Federation, N.Novgorod, Gorkiy sq,, Post House
The code of the issuer: 00137-A

Date of appearance of the fact (event, operation): 1.04.2001
The code of the fact (event, operation): 0300137A01042001

Changes in the list of the holders (shareholders) of the issuer.

The closed joint-stock company "Depositary and Clearing Company"
Location: Russian Federation,. Moscow, 1st Tverskaya - Yamskaya street, 13.
The mail address: 103064, Russian Federation,. Moscow, Staraya Basmannaya street, 14/2, suite 4

01.04.2001 The share increase of CJSC "DKK" from 4.04 % to 5.00 % in the charter capital of the issuer has taken place.

Deputy General Director of
PJSC "Nizhegorodsvyazinform" L.I. Grigorieva

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "СВЯЗЬИНФОРМ" НИЖЕГОРОДСКОЙ ОБЛАСТИ ОАО "НИЖЕГОРОДСВЯЗЬИНФОРМ" Г. НИЖНИЙ НОВГОРОД

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: 603000, Russian Federation,. N. Novgorod, Gorkiy sq., Post House
Code of the issuer: 00137-A

Date of appearance of the fact (event, operation): 10.04.2001
Code of the fact (event, operation): 0900137A10042001

The fact (facts) which caused a non-recurring increase of the profit of the issuer by more than 10 percent.

Value of the balance profit on the closing date of Quarter IV of 2000: 412 175 thousand Rub.
Value of the balance profit for Quarter IV of 2000: 63 644 thousand Rub.
Value of the balance profit for Quarter I of 2001: 124 172 thousand Rub.

The absolute and percentage change of the balance profit of the issuer in Quarter I of 2001 compared to Quarter IV of 2000 constitutes:

60 528 thousand Rub.
95.1 %

The increase of the balance profit of the issuer in Quarter I of 2001 was accomplished by:
- ***network expansion;***
- ***decrease of the losses from non-core activity;***
- ***decrease of the service provision cost price;***
- ***increase of communication service tariffs.***

Deputy General Director
PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

Chief Accountant
PJSC "Nizhegorodsvyazinform" ***A.M. Kireyeva***

1285-216

Information about material facts (event, operation), affecting the Issuer's financial and economic activity

02 APR -3 AM 8:56

Open joint-stock company "Svyazinform" of Nizhniy y Novgorod Region
Location: Russian Federation, Nizhniy Novgorod, Gorkiy sq., Post House
Code of the Issuer: 00137-A

Date of appearance of the fact (event, operation): 1.01.2001
Code of the fact (event, operation): 1100137A01012001

Calculated and paid incomes according to securities of the issuer.

According to the resolution of the General Shareholders Meeting (28.06.2000, minutes №7) the following annual dividends are calculated for:
29 117 018 Type A preferred shares with nominal value of 5 Rub.: 0,60 Rub. per share,
87 507 160 common shares with nominal value of 5 Rub.: 0,14 Rub. per share.
Until 01.01.2001 (closing date of dividend disbursement) incomes are repaid for:
11 541 448 Type A preferred shares,
47 966 612 common shares
The disbursement of the calculated dividends was carried out in the mixed form.

Dividends are not paid per 40% of common shares and type A preferred shares due to lack of submission of adjusted essential elements (requisites) by shareholders (owners and nominal holders).

Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ» НИЖЕГОРОДСКОЙ ОБЛАСТИ ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ» Г. НИЖНИЙ НОВГОРОД

1283-2(b)

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

02 APR -3 AM 8:27

Open joint-stock company "Svyazinform" of a Nizhniy Novgorod Region
Location: Russian Federation, N.Novgorod, M.Gorkiy sq., Post House
Code of the issuer: 00137-A

Date of appearance of the fact (event, operation): 28.06.2000
Code of the fact (event, operation): 1100137A28062000

Calculated and (or) repaid profit for the issuer's securities.

28.06.2000 - the general shareholders meeting approved the resolution about disbursement (declaration) of the annual dividends for privileged Type A shares with 5 Rub. face value and common shares with 5 Rub. face value.
29 117 018 shares - total number of privileged Type A shares, for which the profit of 0.6 Rub. per 1 share was calculated.
87 507 160 shares - total number of common shares, for which the profit of 0.14 Rub. per 1 share was calculated.
Beginning of disbursement of the dividends - 28.07.2000:
The dividends for preferred shares are to disbursed till 01.01.2001,
The dividends for common shares are to be disbursed till 01.01.2001.

The disbursement form of the calculated dividends - disbursement of the dividends is to be effected in mixed form.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***E.I. Grigorieva***

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: ***Russian Federation, N.Novgorod, M.Gorkiy sq., Post House***
Code of the issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***28.06.2000***
Code of the fact (event, operation): ***0100137A28062000***

Changes in the list of persons included in the issuer's management bodies.

The collegiate executive board.

Korshunov Sergey Maksimovich - member of the collegiate executive board, the authorities terminated from 28.06.2000.
Participation Share in the issuer's charter capital - 0.04 %.
The Board of Directors, authorized body of the issuer, approved the resolution about Korshunov S.M. resigning from the Board (collegiate executive board) of PJSC "Nizhegorodsvyazinform" at his own request on 28.06.2000 (minutes № 1).

Silenko Boris Anatolievich - member of the collegiate executive board, authorities terminated from 28.06.2000.
Participation Share in the issuer's charter capital - 0.004 %.
The Board of Directors, authorized body of the issuer, approved the resolution about Korshunov S.M. resigning from the Board (collegiate executive board) of PJSC "Nizhegorodsvyazinform" at his own request on 28.06.2000 (minutes № 1).

Tolstonogov Nikolay Ivanovich.
Participation Share in the issuer's charter capital - 0,238 %.
The Board of Directors, authorized body of the issuer, approved the resolution on 28.06.2000 (minutes №1) about his assignment to the Board of PJSC "Nizhegorodsvyazinform" from 01.07.2000.

Chief Engineer
of PJSC "Nizhegorodsvyazinform" ***A.V. Arakcheyev***

1283-2(b)

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: ***Russian Federation, N.Novgorod, M.Gorkiy sq., Post House***
Code of the issuer: ***00137-A***

02 APR -3 AM 8:21

Date of appearance of the fact (event, operation): ***28.06.2000***
Code of the fact (event, operation): ***0100137A28062000***

Changes in the list of persons included in the issuer's management bodies.

The Board of Directors.

The new Board of Directors is elected:
Arakcheyev Aleksandr Vasilievich. Participation Share in the Issuer's Charter Capital -0.215 %
Bakhayev Mikhail Anatolievich. Participation Share in the Issuer's CC - 0.341 %.
Volkov Vladimir Nikolayevich. Participation Share in the Issuer's CC - 0.017 %
Grigorieva Alla Borisovna. Participation Share in the Issuer's CC - 0 %
Grigorieva Lyubov Ivanovna. Participation Share in the Issuer's CC - 0.021 %
Dyachenko Sergey Aleksandrovich. Participation Share in the Issuer's CC - none
Zabelin Vladislav Vladimirovich. Participation Share in the Issuer's CC - none
Ismailov Nail Ismailovich. Participation Share in the Issuer's CC - 0.005 %
Lyulin Vladimir Fedorovich. Participation Share in the Issuer's CC - 0.505 %

Authorities terminated:
Bessarab Vladimir Vladimirovich. Participation Share in the Issuer's CC - 0.005 %
Romanov Yevgeniy Vladimirovich. Participation Share in the Issuer's CC - none
Tolstonogov Nikolaj Ivanovich. Participation Share in the Issuer's CC - 0.238 %

The indicated changes have taken place from the moment of decision by the general shareholders meeting according to voting results of 28.06.2000.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

1283-216

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: ***Russian Federation, N.Novgorod, M.Gorkiy sq., Post House***
Code of the issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***1.07.2000***
Code of the fact (event, operation): ***0200137A01072000***

Charter capital share changes (in the size of the issuer's stock), his affiliated and dependent companies, persons included in the issuer's management bodies.

Volkov Vladimir Nikolayevich, member of the Board of PJSC "Nizhegorodsvyazinform" - increase of his share in the charter capital of the issuer from 0.011 % up to 0.017 % has taken place on 01.07.2000.

Mansurov Nariman Khafizovich, member of the Board of PJSC "Nizhegorodsvyazinform" - decrease of his share in the issuer's charter capital from 0.113 % to 0,108 % has taken place on 01.07.2000.

Chief Engineer
of PJSC "Nizhegorodsvyazinform" *A.V. Arakcheyev*

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of a Nizhniy Novgorod Region
Location: ***Russian Federation, N.Novgorod, M.Gorkiy sq., Post House***
Code of the issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***28.07.2000***
Code of the fact (event, operation): ***1100137A28072000***

The calculated and repaid profit& under the securities of the issuer.

In conformity with the resolution of the general shareholders meeting (28.06.2000), the dividends are calculated for common shares with 5 Rub. face value and Type A preferred shares with 5 Rub. face value to be repaid starting on 28.07.2000.
Size of the dividend to be repaid for one common share - 0.14 Rub.
Size of the dividend to be repaid for one preferred share - 0.60 Rub.
Disbursement of the calculated dividends is to be made in mixed form

Chief Engineer
of PJSC "Nizhegorodsvyazinform" ***A.V. Arakcheyev***

1К83-К(б)

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of a Nizhniy Novgorod Region
Location: ***Russian Federation, N.Novgorod, M.Gorkiy sq., Post House***
Code of the issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***7.08.2000***
Code of the fact (event, operation): ***0100137A07082000***

Changes in the list of the persons included in management.

Management Board of the joint-stock company is the issuer's management body, where changes took place.

10.08.2000: Member of the Board of the Company, Volkov V.N. is excluded from the Management Board of PJSC " Nizhegorodsvyazinform ". Participation share in the charter capital of the issuer: 0.017 %.
01.09.2000: Vystorop V.P. is included in the Company's Management Board. Participation share in the charter capital of the issuer: none.
07.08.2000: The Board of Directors, the authorized body of the issuer, approved the resolutions being the basis of indicated changes.

Chief Engineer
of PJSC "Nizhegorodsvyazinform" ***A.V. Arakcheyev***

1283-216

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of a Nizhniy Novgorod Region
Location: ***603000, N.Novgorod, M.Gorkiy sq., Post House***
Code of the issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***10.10.2000***
Code of the fact (event, operation): ***0900137A10102000***

The fact which has entailed a non-recurring increase of the profit of the issuer by more than 10%.

Value of the balance profit on the closing date of Quarter III 2000 - 348 531 thousand Rub.
Value of the balance profit for Quarter II 2000 - 109 897 thousand Rub.
Value of the balance profit for Quarter III 2000 - 133 357 thousands Rub.

The absolute and percentage change of the issuer's balance profit in Quarter III of 2000 compared to Quarter II of 2000 constitutes:
23 460 thousand Rub.
21.35 %

The increase of the balance profit in Quarter III of 2000 has taken place due to:
Being ahead of schedule of communication facilities development;
Growth of the profits from the tariffs increase.

Deputy General Director
PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva***

Chief Accountant
PJSC "Nizhegorodsvyazinform" ***A.M. Kireyeva***

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ» НИЖЕГОРОДСКОЙ ОБЛАСТИ ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ» г. НИЖНИЙ НОВГОРОД

1283-k/b,

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: ***603000, N.Novgorod, Gorkiy sq., Post House***
Code of the issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***30.11.2000***
Code of the fact (event, operation): ***0100137A30112000***

Changes in the list of persons included in management bodies.

The collegiate executive board of PJSC "Nizhegorodsvyazinform" (Board of joint-stock company) is the issuer's management body, in which the changes took place.

From 01.12.2000 the authorities of the following members of the collegiate executive board are terminated:
- Karashtin Mikhail Pavlovich, participation share in the issuer's charter capital - 0.0115 %;
- Mansurov Nariman Hafizovich, participation share in the issuer's charter capital - 0.1083 %;
- Vilkov Nikolay Ivanovi, participation share in the issuer's charter capital - 0.0043 %;
- Kuzmenko Yuriy Vasilyevich, participation share in the issuer's charter capital - 0.0245 %.

The following persons are assigned to the collegiate executive board since 01.12.2000:
- Abashin Vladimir Aleksandrovich, participation share in the issuer's charter capital - 0.0233 %;
- Kuranov Mikhail Andreyevich, participation share in the issuer's charter capital - 0.0323 %;
- Timarev Valery Nikolayevich, participation share in the issuer's charter capital - none.

30.11.2000 (minutes № 6): The Board of Directors, the authorized body of the issuer, approved the resolutions which are the basis of indicated changes.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" L.I. Grigoriev

12§3-2(b)

List of affiliates of Public Joint-Stock Company «Svyazinform» of Nizhniy Novgorod Region

as of 01.10.2001

Legal affiliates:

№	Long Title	Location and mail address	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share in charter capital of PJSC «Nizhegorodsvyaz inform», owned by affiliated persons
1	2	3	4	5	6
1	Public Joint-Stock Company «Telecom Investment Company Svyazinvest»	RF, Moscow, Plushchikha str.,.55, suite.2; Mail address: 119121, Moscow, Plushchikha str.,.55, suite 2	10.10.1995	Persons, entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	38
2	CJSC «Nizhniy Novgorod cellular communication»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	30.03.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	02 APR -3
3	CJSC «Nizhegorodteleservice»	RF, N.Novgorod, M. Gorkiy sq., Post House	26.02.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes,	---

		Mail address: RF, 603107, N.Novgorod, Zhukov sq., 3		assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	
4	Non-profit organization non-governmental pension fund «Doverie»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	24.10.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	0.06
5	CJSC «Transsvyaz»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603950, N.Novgorod, GSP-1273 Gordeyevskaya str., 5, r.306	03.06.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
6	LLC «Radio-Resonance»	RF, N.Novgorod, Okskiy syezd, 8 Mail address: RF, 603022, N.Novgorod, Okskiy syezd, 8	08.12.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
7	CJSC «Ericsson – Svyaz»	RF, Nizhniy Novgorod, Gagarin	25.05.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to	

		ave., 37 Mail address: RF 603129, Nizhniy Novgorod, Yanka Kupala str., 10		more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
8	CJSC «Nizhniy Novgorod Radiotelephone»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	26.08.1999	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
9	CJSC «Sotel – Nizhniy Novgorod»	RF, Nizhniy Novgorod, Sovietskaya sq., 2 Mail address: RF, 603600, Nizhniy Novgorod, GSP-57, Sovietskaya sq., 2	06.04.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

Personal affiliates:

№	Family, name, patronymic	Residence	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share of affiliated persons in charter capital of PJSC «Nizhegorodsvyazinform
1	2	3	4	5	6
1	Arakcheyev Aleksandr Vasilievich	Nizhniy Novgorod	22.06.1999	Deputy Chairman of Management Board Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.215
2	Abashin Vladimir Aleksandrovich	Arzamas Nizhniy Novgorod Region	01.12.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.023
3	Bakhayev Mikhail Anatolievich	Nizhniy Novgorod	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.341
4	Volkov Vladimir Nikolayevich	Dzerzhinsk Nizhniy Novgorod Region	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.017
5	Vystorop Vasiliy Petrovich	Nizhniy Novgorod	01.09.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	-
6	Grigorieva Alla Borisovna	Moscow	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
7	Grigorieva Lyubov Ivanovna	Nizhniy Novgorod	22.06.1999 25.06.2001	Member of Management Board, Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.031
8	Dyakonov Mikhail Vasilievich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	---

9	Yeliseyeva Valentina Ivanovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.012
10	Ismailov Nail Ismailovich	Moscow	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.005
11	Kireyeva Anastasia Maksimovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.261
12	Kuranov Mikhail Andreyevich	GORODETS Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.032
13	Lyulin Vladimir Fedorovich	Nizhniy Novgorod	22.06.1999 25.06.2001	General Director Chairman of Management Board Deputy Chairman of Board of Directors PJSC «Nizhegorodsvyazinform»	0.512
14	Lebedev Aleksandr Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	-
15	Osipova Lyudmila Petrovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.006
16	Osipchuk Anton Igorevich	Moscow	25.06.2001	Chairman of Board of Directors PJSC «Nizhegorodsvyazinform»	-
17	Panchenko Stanislav Nikolayevich	Moscow	25.06.2001	Member of Board of Directors PJSC «Nizhegorodsvyazinform»	-
18	Timarev Valeriy Nikolayevich	Uren Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	-
19	Tolstonogov Nikolay Ivanovich		01.07.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.238
20	Haywood Arthur Michael	USA Arlington, Virginia	25.06.2001	Member of Board of Directors PJSC «Nizhegorodsvyazinform»	-

Deputy General Director
PJSC «Nizhegorodsvyazinform»

L.I.Grigorieva

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ» НИЖЕГОРОДСКОЙ ОБЛАСТИ
ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ» Г. НИЖНИЙ НОВГОРОД

1253-2(b)

List of affiliates of Public Joint-Stock Company «Svyazinform» of Nizhniy Novgorod Region

as of 01.01.2002

Legal affiliates:

№	Long Title	Location and mail address	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share in charter capital of PJSC «Nizhegorodsvyaz inform», owned by affiliated persons
1	2	3	4	5	6
1	Public Joint-Stock Company «Telecom Investment Company »	RF, Moscow, Plushchikha str.,.55, suite.2; Mail address: 119121, Moscow, Plushchikha str.,.55, suite 2	10.10.1995	Persons, entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	38
2	CJSC «Nizhniy Novgorod cellular communication»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	30.03.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
3	CJSC «Nizhegorodteleservice»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603107,	26.02.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal	---

		N.Novgorod, Zhukov sq., 3		entity	
4	Non-profit organization non-governmental pension fund «Doverie»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	24.10.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	0,06
5	CJSC «Transsvyaz»	RF, N. Novgorod, Chaadayev str., 2 Mail address: 603950, RF, N. Novgorod, GSP – 1273, Gordeyevskaya str., 5, r. 306	03.06.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
6	LLC «Radio-Resonance»	RF, N.Novgorod, Okskiy syezd, 8 Mail address: RF, 603022, N.Novgorod, Okskiy syezd, 8	08.12.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
7	CJSC «Ericsson – Svyaz»	RF, Nizhniy Novgorod, Gagarin ave., 37 Mail address: RF 603129, Nizhniy Novgorod,	25.05.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

		Yanka Kupala str., 10			
8	CJSC «Nizhniy Novgorod Radiotelephone»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	26.08.1999	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
9	CJSC «Sotel – Nizhniy Novgorod»	RF, Nizhniy Novgorod, Sovietskaya sq., 2 Mail address: RF, 603600, Nizhniy Novgorod, GSP- 57 Sovietskaya sq., 2	06.04.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

Personal affiliates:

№	Family, name, patronymic	Residence	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share of affiliated persons in charter capital of PJSC «Nizhegorodsvyazinfo rm
1	2	3	4	5	6
1	Arakcheyev Aleksandr Vasilievich	Nizhniy Novgorod	22.06.1999	Deputy Chairman of Management Board of PJSC «Nizhegorodsvyazinform»	0.215
2	Abashin Vladimir Aleksandrovich	Arzamas Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.023
3	Bakhayev Mikhail Anatolievich	Nizhniy Novgorod	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.341
4	Volkov Vladimir Nikolayevich	Dzerzhinsk Nizhniy Novgorod Region	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.017
5	Vystorop Vasiliy Petrovich	Nizhniy Novgorod	01.09.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
6	Grigorieva Alla Borisovna	Moscow	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.002
7	Grigorieva Lyubov Ivanovna	Nizhniy Novgorod	22.06.1999 25.06.2001	Member of Management Board, Member of Management Board PJSC «Nizhegorodsvyazinform»	0.034
8	Dyakonov Mikhail Vasilievich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
9	Yeliseyeva Valentina Ivanovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.012
10	Ismailov Nail Ismailovich	Moscow	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.005

11	Kireyeva Anastasia Maksimovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.261
12	Kuranov Mikhail Andreyevich	Gorodets, Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.032
13	Lyulin Vladimir Fedorovich	Nizhniy Novgorod	22.06.1999 25.06.2001	General Director, Chairman of Management Board, Deputy Chairman of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.512
14	Lebedev Aleksandr Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	--
15	Osipova Lyudmila Petrovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.006
16	Osipchuk Anton Igorevich	Moscow	25.06.2001	Chairman of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
17	Panchenko Stanislav Nikolayevich	Moscow	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
18	Timarev Valeriy Nikolayevich	Uren, Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
19	Tolstonogov Nikolay Ivanovich	Nizhniy Novgorod	01.07.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.238
20	Haywood Arthur Michael	USA, Arlington	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---

Deputy General Director
PJSC «Nizhegorodsvyazinform» L.I.Grigorieva

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ» НИЖЕГОРОДСКОЙ ОБЛАСТИ
ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ» Г. НИЖНИЙ НОВГОРОД

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: 603000,. ***N.Novgorod, Gorkiy sq., Post House***
Code of the issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***3.04.2000***
Code of the fact (event, operation): ***1500137A03042000***

Register closing date.

The Meeting of the Board of Directors of PJSC "Nizhegorodsvyazinform", minutes № 9 of 03.04.2000, approved the date of listing of shareholders having the right to participate in the general shareholder meeting - May 1, 2000.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" L.I. Grigorieva

1283-2(b)

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: 603000, N.Novgorod, Gorkiy sq., Post House
Code of the issuer: 00137-A

Date of appearance of the fact (event, operation): ***3.04.2000***
Code of the fact (event, operation): ***1300137A03042000***

Resolutions approved by the Board of Directors (supervisory council).

Date of meeting of the Board of Directors - 03.04.2000.
9 persons are elected in The Board of Directors.
9 persons have taken part in voting.

I. Approval of the annual shareholder meeting Agenda.
After discussion of the proposed annual general shareholder meeting Agenda , the Board of Directors decided: to approve the annual general shareholder meeting Agenda
Voting: "For" - 9; "Against" - none; "Abstention" - none
II. Approval of the order, text of notice and shareholder's memorandum .
After discussion of the notice, text of the notification message and shareholder's memorandum , the Board of Directors decided:
1. To approve the shareholder's notification according to the Charter
Voting: "For" - 9; "Against" - none; "Abstention" - none
2. To approve the text of the notice and shareholder's memorandum.
Voting: "For" - 9; "Against" - none; "Abstention" – none;
III. Approval of the form and text of the ballots
After discussion of the form and text of the ballots, the Board of Directors decided:
1. To approve the form and text of the ballots for voting at the annual general shareholder meeting № 1, 2, 3, 4, 5, 6, 7 taking remarks into account.
Voting: "For" - 9; "Against" - none; "Abstention" - none
IV. Approval of the list of the information given to the shareholders.
After discussion of the issue, the Board of Directors decided to approve:
1. The list of the information given to the shareholders, they can get acquainted with 30 days prior to the beginning of the meeting in "The First Independent Registrar LTD ".
Voting: "For" - 9; "Against" - none; "Abstention" - none
2. Information sent by mail.
Voting: "For" - 9; "Against" - none; "Abstention" - none
V. Definition of date, place and time of holding the annual general shareholder meeting .
The Board of Directors decided:
1. To define date of holding the annual general shareholder meeting - June 28, 2000.
Voting: "For" - 9; "Against" - none; "Abstention" - none
2. To hold the annual general shareholder meeting at the following address:
N. Novgorod, Gorkiy sq., Post House at 10:00.
Voting: "For" - 9; "Against" - none; "Abstention" - none
VI. Definition of date of listing of the shares giving the right to participate in the annual general shareholder meeting .
The Board of Directors decided:
1. To define the following date of listing of the shareholders giving the right to participate in the annual general shareholder meeting - May 1, 2000.
Voting: "For" - 9; "Against" - none; "Abstention" – none

Deputy General Director
of PJSC "Nizhegorodsvyazinform" ***L.I. Grigorieva.***

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: ***603000, N.Novgorod, Gorkiy sq., Post House***
Code of the issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***10.04.2000***
Code of the fact (event, operation): ***0900137A10042000***

The fact which caused a non-recurring increase of the issuer's profit by more than 10 %.

Value of the balance profit on the closing date of Quarter IV, 1999 - 216 158 thousand Rub.
Value of the balance profit for Quarter IV, 1999 - 58 916 thousand Rub.
Value of the balance profit for Quarter I, 2000 - 105 277 thousand Rub.

The absolute and percentage change of the issuer's balance profit in Quarter I, 2000 compared to Quarter IV, 1999 constitutes:

46 361 thousand Rub.
78.7 %.

Increase of the balance profit in Quarter I, 2000 due to:
Development of communication facilities, outgoing inter-city and international traffic;
Profit Growth from the tariffs increase.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" *L.I. Grigorieva*

Chief Accountant
of PJSC "Nizhegorodsvyazinform" *A.M. Kireyeva*

Information about the essential fact (event, operation), affecting financial and economic activity of the issuer

Open joint-stock company "Svyazinform" of Nizhniy Novgorod Region
Location: ***603000, N.Novgorod, Gorkiy sq., Post House***
Code of the issuer: ***00137-A***

Date of appearance of the fact (event, operation): ***15.05.2000***
Code of the fact (event, operation): ***1300137A15052000***

Resolutions approved by the Board of Directors (supervisory council)

Date of the meeting of the Board of Directors - 15.05.2000.
9 persons are elected to The Board of Directors.
7 persons were present at the meeting of the Board of Directors.

I. Recommendation for disbursement of dividends for 1999, size, terms, order and form of their disbursement for shares of any category. "
Having considered the recommendations, the Board of Directors decided:
To recommend to general annual shareholder meeting:

1. To assign for disbursement of dividends (according to item 7.4 and item 8.2.1 of the Charter of PJSC "Nizhegorodsvyazinform")the following part of the Company's net profit : 7 % for common shares and 10 % for preferred shares.

2. To approve:

2.1 The size of the dividend paid per one preferred share with 5 Rubles nominal value is 0.60 Rub.

2.2 The size of the dividend paid per one common share with 5 Rubles nominal value is 0.14 Rub.

2.3 Disbursement of dividends for each shares category is to be effected in mixed form.

2.4 Beginning of disbursement of dividends: July 28:

- The preferred share dividends are to be disbursed till 01.01.2001.
- The common share dividends are to be disbursed till 01.01.2001.

Voting: "For" - 7; "Against" - none; "Abstention" - none.

Deputy General Director
of PJSC "Nizhegorodsvyazinform" L.I. Grigorieva

1283-2(b)

MINUTES № 7
Annual General Shareholder Meeting of Open Joint-Stock Company «Svyazinform»
of Nizhniy Novgorod Region,
Held on June 28, 2000 at 10:00

Nizhniy Novgorod, July 13, 2000.
M.Gorkiy sq., Post House

Code of the fact (event, operation): 1200137A13072000

According to item 1 of Article 51 of the law " About joint-stock companies " of May 1, 2000, 4523 shareholders holding 87507160 voting shares are registered in the Shareholder Register.

According to item 17.18.3 of the Charter and resolution of the Board of Directors of April 3, 2000, minutes № 9 are confirmed by the chairman of the Annual General Shareholder Meeting - General Director of the Joint-Stock Company Lyulin V.F.

The following Members of the Board of Directors are in the presidium:

Bakhayev M.A.
Bessarab V.V.
Grigorieva A.B.
Grigorieva L.I.
Dyachenko S.A.
Lyulin V.F.
Tolstonogov N.I.
Ismailov N.I.

According to sub-item 17.18.5 of the Charter of the Joint-Stock Company and resolution of the Board of Directors of April 3, 2000, Minutes № 9, the Secretary of the Board of Directors Pokrovskaya N.I. is the Responsible Secretary of the Annual General Shareholder Meeting.

Terekhova L.I., the Chairman of the Returning Board is given the word to report about results of registration of the shareholders participating in the meeting, and registration of the ballots.

Terekhova L.I. reads Minutes № 1:

The annual General Shareholder Meeting is conducted in mixed form.

Date of holding of "in presentia" part of meeting: June 28, 2000.

Deadline for distribution of the ballots for absentee voting to the shareholders is May 28, 2000.

Deadline for reception of the ballots for absentee voting is June 26, 2000.

Registration of the shareholders participating in the meeting in person: 8:00.

End of registration of the shareholders participating in the meeting in person: 10:00.

Beginning of the meeting: 10:00.

On date of the shareholders (having the right to participation in annual General Shareholder Meeting) listing (01.05.2000), the Charter Capital of the Company is divided into 87 508 200 common shares and 29 169 300 preferred shares.

There are 1 040 placed common shares on the Company's balance.

Thus, 87 507 160 placed common shares of the Company giving the right to vote on all issues of the General Meeting competence are accepted for the definition of quorum (total: 87 507 160 shares).

Till May 28, 2000, 7 types of the ballot forms for voting on all issues of the Meeting Agenda were sent, 4 from which are accepted for participation in the absentee voting: № 1, 3, 5, 7.

On the ballot reception deadline, 149 shareholders were registered for the correspondence participation in the present meeting, entitled to vote with 1 483 617 voting shares of the Company and 0 plenipotentiaries of the shareholders acting on the basis of letters of attorney, granted for participation in the present meeting with the right to vote with 0 voting shares of the Company, on all issues of the Agenda of the present Meeting. The total of 149 shareholders entitled to 1 483 617 votes took part in the Meeting in absentia.

By the deadline of registration for personal participation in the present Meeting, 115 shareholders entitled to vote with 1 327 818 voting shares of the Company and 87 plenipotentiaries of the shareholders acting on the basis of letters of attorney granted for participation in the present Meeting with 70 943 832 voting shares of the Company on all issues of the Agenda of the present Meeting were registered, the total number amounting to 72 271 650 votes.

7 types of the ballot forms for voting on all issues of the Meeting Agenda were prepared.

351 shareholders and their authorized proxies having the total of 73 755 267 votes, which makes 84.28 % of the total number of votes represented by the placed voting shares of the Company approved for quorum definition, took part in the Meeting.

According to item 1 of article 58 of the Law « About joint-stock companies » and item 17.19 of the Charter of the Joint-Stock Company the General Shareholder Meeting is competent (has a necessary quorum), if the shareholders having in aggregate more than half of votes of the Company represented by voting shares have registered or have sent the ballots by the moment of the Meeting beginning.

The quorum for holding the Meeting is available.
The Meeting is considered competent.

AGENDA:

1. Modifications and additions to the Charter.
2. Approval of the Annual Report, Balance Sheet,
   The accounts of profit and losses of PJSC "Nizhegorodsvyazinform",
   Allocation of the profit and losses in reported 1999 year

and planned allocation of profit and losses for 2000.

3. Disbursement of dividends for 1999, size, terms, order and form of their disbursement according to shares of all categories.
4. Election of Members of the Board of Directors
5. Modifications and additions to the Provision about The Board of Directors
6. Approval of the Auditor of the Company
7. Approval of the Returning Board

I. We start the discussion of the first issue on the Agenda « Modifications and additions to the Charter ».

Deputy General Director Grigorieva L.I. is given the floor (the report is attached)

According to item 53 of the Law of Russian Federation " About joint-stock companies ", PJSC "Svyazinvest" and a group of shareholders - holding more than 2 % of voting shares (physical persons) made several proposals about modifications and additions to the Charter of the Joint-Stock Company to the Board of Directors.

All proposals on modifications and additions to the Charter of the Joint-Stock Company made by the shareholders, holding more than 2 % of voting shares were represented in terms, foreseen by the Charter of the Company (till February 14, 2000) and according to the federal Act « About joint-stock companies », are recognized qualified.

The Board of Directors of PJSC "«Nizhegorodsvyazinform" (February 28, 2000, minutes № 8), upon discussion of shareholders' proposals concerning modification and additions to the Charter, recommends to the Shareholder Meeting to approve the proposed changes and additions to the Charter of PJSC " Nizhegorodsvyazinform ".

- Are there any questions?

No questions.

The chairman of the Returning Board, Terekhova L.I. speaks about the voting

Terekhova L.I. told about the voting procedure for ballot № 1.

I ask to poll.

The voting begins.

II. the Meeting proceeds under presidency of Ismailov N.I.

We go over to the second issue of the Agenda « Approval of the Annual Report, Balance Sheet, Account of profit and losses of PJSC "Nizhegorodsvyazinform ", Allocation of profit and losses in reported 1999 year and planned allocation of profit and losses for 2000 »

The General Director, Lyulin V.F., informs the Meeting about the Annual Report of the Company (the report is attached).

The questions to the speaker are to be submitted in written form.

The word is given to the Chief Accountant of the Joint-Stock Company, Kireyeva A.M. on the Agenda item «Balance Sheet, Account of profits and losses of PJSC «Nizhegorodsvyazinform», Allocation of profit and losses in reported year 1999 and planned allocation of profit and losses for 2000» (the report is attached).
The Board of Directors recommends:

1. TO APPROVE:
The Annual Report, Balance Sheet, Account of profit and losses of PJSC "Nizhegorodsvyazinform", Allocation of profit and losses in reported year 1999 and planned allocation of profit and losses for 2000

2. To disburse rewards upon results of operation for 1999:
To the Members of the Board of Directors: 11 thousand Rub. each;
To the Members of the Auditing Committee: 7 thousand Rub. each;

- Are there any questions?

No questions.

The chairman of the Returning Board, Terekhova L.I. speaks about the voting

Terekhova L.I. told about the voting procedure for ballot № 2.

I ask to poll.

The voting begins.

Terekhova L.I. announced the Voting Results on the issue of «Modification and additions to the Charter of PJSC «Nizhegorodsvyazinform» - the voting was conducted article by article.

Minutes № 2/1 «To make changes and additionss to the Charter of PJSC «Nizhegorodsvyazinform»: -"to bring in conformity Subitem 5 of Item 18.1.2»
Voting Results:

FOR 73702926 99.929%
AGAINST 232 0.000 %
ABSTENTION 5242 0.007 %

THE RESOLUTION IS APPROVED
(Minutes № 2/1 attached)

Minutes № 2/2 « To make changes and additions to the Charter of PJSC «Nizhegorodsvyazinform»:-" the Subitem 15 of Item 18.1.2 to supplement by words »
Voting Results:

FOR	73703519	99.930 %
AGAINST	204	0.000 %
ABSTENTION	4396	0.006 %

THE RESOLUTION IS APPROVED

Minutes № 2/3 « To make changes and additionss to the Charter of PJSC «Nizhegorodsvyazinform»:-" the Subitem 16 of Item 18.1.2 other edition »
Voting Results:

FOR	70322866	95.346 %
AGAINST	3353682	4.547 %
ABSTENTION	32498	0.044 %

THE RESOLUTION IS APPROVED

Minutes № 2/4 « To make changes and additions to the Charter of PJSC «Nizhegorodsvyazinform»:-" Subitem 17 of Item 18.1.2 in a new wording »
Voting Results:
FOR 59873015 81.178 %
AGAINST 11140255 15.104 %
ABSTENTION 2687050 3.643 %
THE RESOLUTION IS APPROVED
(Minutes № 2/4 attached)

Minutes № 2/5 « To make changes and additionss to the Charter of PJSC «Nizhegorodsvyazinform»:-" in Subitem 25 of item 18.1.2. to substitute words and to consider it as subitem 31 of item 18.1.2. »
Voting Results:
FOR 71019194 96.290 %
AGAINST 736 0.001 %
ABSTENTION 2688216 3.645 %
THE RESOLUTION IS APPROVED
(Minutes № 2/5 attached)

Minutes № 2/6 « To make changes and additionss to the Charter of PJSC «Nizhegorodsvyazinform»:-" to supplement Item 18.1.2. by subitem 25 »
Voting Results:

FOR 73696015 99.920 %
AGAINST 259 0.000 %
ABSTENTION 4600 0.006 %
THE RESOLUTION IS APPROVED

Minutes № 2/7 « To make changes and additions to the Charter of PJSC «Nizhegorodsvyazinform»:-" to supplement Item 18.1.2. by subitem 26 »
Voting Results:
FOR 73703437 99.930 %
AGAINST 232 0.000 %
ABSTENTION 4477 0.006 %
THE RESOLUTION IS APPROVED

Minutes № 2/8 « To make changes and additions to the Charter of PJSC «Nizhegorodsvyazinform»:-" to supplement Item 18.1.2. by subitem 27 »

Voting Results:
FOR 73032137 99.020 %
AGAINST 671232 0.910 %
ABSTENTION 4627 0.006 %
THE RESOLUTION IS APPROVED

Minutes № 2/9 « To make changes and additions to the Charter of PJSC «Nizhegorodsvyazinform»:-" to supplement Item 18.1.2. by subitem 28 »

Voting Results:
FOR 73029413 99.016 %
AGAINST 673479 0.913 %
ABSTENTION 5281 0.007 %
THE RESOLUTION IS APPROVED

Minutes № 2/10 « To make changes and additions to the Charter of PJSC «Nizhegorodsvyazinform»:-" to supplement Item 18.1.2. by subitem 29 »

Voting Results:
FOR 73032164 99.020 %
AGAINST 671532 0.910 %
ABSTENTION 4327 0.006 %
THE RESOLUTION IS APPROVED

Minutes № 2/11 « To make changes and additions to the Charter of PJSC «Nizhegorodsvyazinform»:-" to supplement Item 18.1.2. by subitem 30 »

Voting Results:
FOR 73703287 99.930 %
AGAINST 409 0.001 %
ABSTENTION 4327 0.006 %
THE RESOLUTION IS APPROVED

Minutes № 2/12 « To make changes and additions to the Charter of PJSC «Nizhegorodsvyazinform»:-" to supplement Item 18.3.1. by words »

Voting Results:
FOR 73700356 99.926 %
AGAINST 259 0.000 %

ABSTENTION 7408 0.010 %
THE RESOLUTION IS APPROVED

Minutes № 2/13 « To make changes and additions to the Charter of PJSC «Nizhegorodsvyazinform»:-" to supplement Item 18.3.2. by words »

Voting Results:
FOR 73029179 99.016 %
AGAINST 671382 0.910 %
ABSTENTION 7462 0.010 %
THE RESOLUTION IS APPROVED

Minutes № 2/14 « To make changes and additions to the Charter of PJSC «Nizhegorodsvyazinform»:-" to supplement Item 18.3 by Item 18.3.4. »
Voting Results:
FOR 70318804 95.341 %
AGAINST 3381553 4.585 %
ABSTENTION 7666 0.010 %
THE RESOLUTION IS APPROVED

Minutes № 2/15 « To make changes and additions to the Charter of PJSC «Nizhegorodsvyazinform»:-" Item 19.1: to eliminate the second and third paragraphs »
Voting Results:
FOR 73026890 99.012 %
AGAINST 672567 0.912 %
ABSTENTION 8416 0.011 %
THE RESOLUTION IS APPROVED

Minutes № 2/16 « To make changes and additions to the Charter of PJSC «Nizhegorodsvyazinform»:-" Item 19.2 other edition »
Voting Results:
FOR 73698040 99.922 %
AGAINST 1498 0.002 %
ABSTENTION 8335 0.011 %
THE RESOLUTION IS APPROVED

By Voting Results the Annual General Shareholder Meeting of PJSC "Nizhegorodsvyazinform" DECIDED:

To bring in the following changes and additions to the Charter of the Joint-Stock Company:

Item 18 «The Board "of Directors" Item 18.1.2.
« The Competence of the Board of Directors »:

- The subitem 5: to bring in conformity with Item 17.10 of article 17 «General Shareholder Meeting»: «Proposal for resolution of the General Shareholder Meeting of the issues, foreseen by subitems 2,12,13,15,16,18, item 17.3 of the present Charter »

- Subitem 15: to supplement by words "approval of Internal documents of the Company, except for documents approved by General Shareholder Meeting »

- Subitem 16: to state in the following edition: «creation of affiliated companies, opening of agencies and their liquidation»

- Subitem 17: to state in the following edition: «decision about participation (termination of participation, change of participation share) of the company in other organizations, associations of commercial organizations, including by sale, purchase of shares, shares of other organizations, except for decision about participation of the company in holding companies, financial and industrial groups »

- Subitem 25: to consider as subitem 31 and to eliminate from the text the words «by internal documents of the Company»

- Item 18.1.2.: to supplement by subitems:

«25. Definition of the person authorized to sign the contract (agreement) with the General Director and the Members of the Board»

«26. Approval of conditions of the Agreement concluded with the General Director, Members of the Board of the Company»

«27. Definition of the person authorized to fulfill the duties of the General Director in case of impossibility of realization of these authorities by himself»

«28. Discussion of the issue of reward to the General Director according to financial and economic activity results»

« 29. Discussion of the Statements of the Auditing Committee and the Auditor of the Company »
«30. Prolongation of validity of the contract (agreement) with the General Director of the Company within term limits defined by the present Charter»

Item 18.3 « the Chairman of the Board of Directors of the Company »:

- 18.3.1. « The Chairman of the Board of Directors of the Company and his Deputy are elected by the Members of the Board of Directors of the Company from their number by the majority of votes from the total number of the selected members of the Board of Directors. »

18.3.2. « The Board of Directors has always the right to re-elect the chairman and his deputy by the majority of votes from the total number of the selected members of the Board of Directors. »

- To supplement by subitem 18.3.4 in the following edition:

« The Board of Directors has the right to appoint the vice-president of the Board of Directors. In case of absence of the Chairman of the Board of Directors of the Company, his functions (including his right to sign the documents) are realized by his Deputy, and in case of absence of the latter, by one of the members of the Board of Directors according to the resolution of the Board of Directors of the Company approved by majority of the votes of the members participating in the meeting.»

Item 19 « the Executive Bodies of the Company (sole and collegiate)
- Item 19.1. «*the Management of the current activity of the Company is carried out by the General Director (sole executive Body of the Company) and by the Management Board (collegiate executive Body of the Company), appointed for the term of 5 years only.*

The General Director is the Chairman of the Management Board.»

- The item 19.2 to state in edition: « *the Rights and duties, terms of office and the wage size of the General Director and Management Board are defined by the contract (agreement) concluded by each of them with the Company and Provision about the Executive Bodies of the Company. The contract (agreement) with the General Director and Members of the Board is signed on behalf of the Company only by a person authorized by the Board of Directors of the Company.*

The duration of the contract (agreement) with the General Director can not be less than 2 and more than 5 years.

The term of office of the General Director is calculated from the moment of appointment by the General Meeting.

In case of preschedule termination of authorities of the General Director, the authorities of the new nominated General Director are valid from the moment of his appointment by the General Meeting.

For preschedule termination of authorities of the General Director of the Company the Board of Directors is in due order obliged to approve a resolution about convocation of Extraordinary General Shareholder Meeting for approval of a resolution on preschedule termination of authorities of the General Director and appointment of the new General Director or inclusion of the above named issues in the Agenda of the Annual General Shareholder Meeting»

II. Lyulin V.F. continues the Meeting

The word on the issue «About disbursement of 1999 dividends, size, terms, order and form of disbursement according to shares of different categories» is given to the Deputy General Director of Joint-Stock Company Grigorieva L.I.

The Board of Directors recommends to the Shareholder Meeting:

1. To assign the following part of the net profit of the Company for disbursement of dividends, according to item 7.4 and item 8.2.1 of the Charter of PJSC "Nizhegorodsvyazinform": 7 % for common shares and 10 % for preferred shares.
2. To approve:
   1.1. The dividend size paid per one preferred share with 5 Rubles nominal value: 0.60 Rubles.
   1.2. The dividend size paid per one common share with 5 Rubles nominal value: 0.14 Rubles.
   1.3. The dividend payment for each category is to be carried out in mixed form.
   1.4. The dividend payment starts on July 28.
      - Preferred share dividends are to be paid till 01.01.2001.
      - Common share dividends are to be paid till 01.01.2001.

- Are there any questions ?
  No questions

The floor is given to the tellers Chairperson Terekhova L.I.

Terekhova L.I. explains the details of the voting procedure for Ballot 3

- You are asked to vote.
  Voting.

IV. Let's go over to item 4 of the Agenda «Election of the Board of Directors Members»

Shareholders holding over 2% of common shares proposed to include in the Ballot for election if the Board of Directors the following persons:

1. Arakcheyev Aleksandr Vasilievich - Chief Engineer of OJSC "Nizhegorodsvyazinform"
2. Bakhayev Mikhail Anatolievich - Director of NGTS
3. Boldin Valentin Nikolayevich - Deputy General Director of PJSC «Svyazinvest»
4. Volkov Vladimir Nikolayevich - Director of Dzerzhinsk Telecom Center
5. Gorskiy Denis Yurievich - "Baldwin Enterprises Inc." Representative
6. Grigorieva Alla Borisovna - Deputy Director of Corporate Management Department, PJSC "Svyazinvest" Representatives Department Chief
7. Grigorieva Lyubov Ivanovna - Deputy General Director of PJSC «Nizhegorodsvyazinform»
8. Dyachenko Sergey Aleksandrovich – Director of Transport, Roads and

Communications Department of Nizhniy Novgorod Region
9. Zabelin Vladislav Vladimirovich - Director of Legal Assistance Department of PJSC "Svyazinvest"
10.Ismailov Nail Ismailovich – President of Public Non-profit Organization "Telecommunications Facilities Producers and Consumers Union"
11.Lyulin Vladimir Fedorovich - General Director of PJSC «Nizhegorodsvyazinform»
12. Mikhailovskiy Aleksey Viktorovich – "Baldwin Enterprises Inc" Representative
13. Plakida Sergey Nikolayevich - "Baldwin Enterprises Inc" Representative
14. Yashin Anton Yevgenievich - "Baldwin Enterprises Inc" Representative
According to the Federal Act "About Joint-Stock Companies", each of the candidates gave a written consent to run for a post of the Board of Directors Member.

- Are there any questions to the candidates?

No questions.
The floor is given to Terekhova L.I., the Return Committee Chairperson.

Terekhova L.I. explained the voting procedure concerning Ballot № 4

- You are asked to vote.

Voting.

Terekhova L.I. announced the voting results upon the Item «Approval of the Annual Report, Balance Sheet, Account of Profit and losses of PJSC «Nizhegorodsvyazinform», Allocation of profit and losses of the Report Year 1999 and planned allocation of profit and losses for the year 2000»

Minutes № 3 «Approval of the Annual Report, Balance Sheet, Account of Profit and losses of PJSC «Nizhegorodsvyazinform», Allocation of profit and losses of the Report Year 1999 and planned allocation of profit and losses for the year 2000»
Voting Results:

FOR	72208493	99. 913 %
AGAINST	1	0. 000 %
ABSTENTION	3305	0.005 %
RESOLUTION PASSED		

According to voting results, the Annual General Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

1. TO APPROVE:

the Annual Report, Balance Sheet, Account of Profit and losses of PJSC «Nizhegorodsvyazinform», Allocation of profit and losses of the Report Year 1999 and planned allocation of profit and losses for the year 2000

2. To pay rewards according to results of 1999:

to the Members of the Board of Directors: 11 thousand Rub. each;
to the Members of the Audit Committee: 7 thousand Rub. each.

V. Let's go over to the 5th Agenda Item «Amendments and Additions to the Board of Directors Provision».

The floor is given to Grigorieva L.I., Deputy General Director of the PJSC.

According to General Meeting Resolution upon Item № 1 «Amendments and Additions to the Charter» and to Board of Directors proposal it is proposed to approve the Amendments and Additions to the Board of Directors Provision.

- Are there any questions to the candidates?

No questions.

The floor is given to Terekhova L.I., the Return Committee Chairperson.

Terekhova L.I. explained the voting procedure concerning Ballot № 5

- You are asked to vote.

Voting.

VI. The floor is given to Grigorieva L.I., Deputy General Director of the PJSC upon Item «Approval of the Company's Auditor».

It is proposed to the Shareholder Meeting to approve as the Russian Auditor one of the following Firms:

- «Pricewaterhouse-CooperAudit»

or

- «ASTREYA»

Are there any questions?

- Details of each Company's profile are asked.
- Which Firm has a lower service price level?
- The Firm «ASTREYA»

The floor is given to Terekhova L.I., the Return Committee Chairperson.

Terekhova L.I. explained the voting procedure concerning Ballot № 6

- You are asked to vote.

Voting.

VII. Let's go over to the last Agenda Item "Approval of Returning Board".

Allow me to thank the Return Board, headed by Terekhova L.I. for 5 years, on behalf of all present here, for their excellent job.

The floor is given to Grigorieva L.I., Deputy General Director of the PJSC upon Item "Approval of Returning Board".

According to subitem 17.18.4. of the Company's Charter, the Return Board of the Company functions as a standing working body of the Shareholder Meeting, formed by the Board of Directors and approved by the General Shareholder Meeting for a

period of 5 (five) years.

Year 2000 is the Return Board authorities expiry year.

The Board of Directors recommends to the Shareholder Meeting to approve a new formed Return Board consisting of 51 persons for a period of 5 years.

- Are there any questions?

The question is:
Why no shareholders not employed in the PJSC are included in the Return Board?
Answer:
There were no proposals concerning the composition of the Return Board and inclusion of shareholders not employed by the Company within the deadlines provided by Law.

The floor is given to Terekhova L.I., the Return Committee Chairperson.
Terekhova L.I. explained the voting procedure concerning Ballot № 7
- You are asked to vote.

Voting.

The floor is given to Terekhova L.I., the Return Committee Chairperson.
Terekhova L.I. announces the Return Committee minutes:

Minutes № 4/1 «To pay 1999 dividends, to approve the size, terms, order and form of their payment for preferred shares».
Voting Results:

FOR	72601228	98.435 %
AGAINST	1037	0.001 %
ABSTENTION	1143365	1.550 %
RESOLUTION PASSED		

Minutes № 4/2 upon Agenda Item 3: «To pay 1999 dividends, to approve the size, terms, order and form of their payment for common shares».
Voting Results:

FOR	72602651	98.437 %
AGAINST	351	0.000 %
ABSTENTION	1142571	1.549 %
RESOLUTION PASSED		

According to voting results, the General Annual Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

1. To assign the following part of the net profit of the Company for dividend

payments according to Items 7.4 and 8.2.1 of the PJSC « Nizhegorodsvyazinform» Charter, 7% for common and 10% for preferred shares.

2. To approve:
   4.1. The size of dividend paid per one preferred share with 5 Rubles nominal value: 0.60 Rub.
   4.2. The size of dividend paid per one preferred share with 5 Rubles nominal value: 0.14 Rub.
   4.3. The dividend payment for all categories is to be carried out in mixed form.
   4.4. The dividend payment starts on July 28.
      - Deadline of dividend payments for preferred shares: 01.01.2001.
      - Deadline of dividend payments for common shares: 01.01.2001.

Minutes № 5 «Election of the Boards of Directors Members»
Voting results:

Arakcheyev A.V.	55058920.0
Bakhayev M.A.	57625578.0
Boldin V.N.	20563.0
Volkov V.N.	52712157.0
Gorskiy D.Y.	2378.0
Grigorieva A.B.	79853384.0
Grigorieva L.I.	76110220.5
Dyachenko S.A.	79854859.0
Zabelin V.V.	79846216.0
Ismailov N.I.	79904551.0
Lyulin V.F.	78932231.5
Mikhailovskiy A.V.	300.0
Plakida S.N.	300.0
Yashin A.E.	10013.0

According to Item 17.7 of the Company's Charter, those candidates who obtained the majority of shareholders' votes with voting shares of the Company taken into account at the moment of quorum definition are considered elected.

According to voting results of the General Annual Shareholder Meeting of PJSC «Nizhegorodsvyazinform» the following persons are elected to the Board of Directors of the Company:

Arakcheyev A.V.
Bakhayev M.A.
Grigorieva A.B.
Grigorieva L.I.
Dyachenko S.A.
Ismailov N.I.
Lyulin V.F.

Volkov V.N.
Zabelin V.V.

Minutes № 6 «Amendments and Additions to the Board of Directors Provision»
Voting results:

FOR	70122151	95.074 %
AGAINST	2725581	3.695 %
ABSTENTION	7253	0.010 %
RESOLUTION PASSED		

According to voting results, the General Annual Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

To make amendments and additions to the Board of Directors Provision:

Art. 2 «Board of Directors Competence»

Item 2.2 «The following questions are in exclusive competence of the Company's Board of Directors:

- Sub-Item 15 «Approval of the Company's internal documents, *except for documents, approved by the General Shareholder Meeting».*

- Sub-Item 16 to be worded as follows: «*creation of affiliated companies, opening of representative Agencies and their liquidation*»

- Sub-Item 17 to be worded as follows: «*approval of the resolution about participation (participation termination, equity stake change) of the Company in other ventures, groups of commercial enterprises, including by sale, acquisition of shares, equities of other organizations, except approval of resolutions about the Company's participation in holdings, financial and industrial groups*»

- Sub-Item 35 to be worded as follows: «*Definition of a person authorized to sign a contract (agreement) with the General Director and the Board Members*»

- Item 2.2. to be supplemented by Sub-Items:

«36. Approval of terms of contracts (agreements) concluded with the General Director, Board Members»

«37. Definition of a person authorized to carry out the duties of the General Director in case of necessity»

«38. Discussion of the issue of the reward for the General Director according to results of financial and economic activities»

«39. Discussion of the statements of the Audit Committee and the Company's Auditor»

«40. Prolongation of validity term of the contract (agreement) with the General Director of the Company within terms defined by the present Charter»

- Sub-Item 37: eliminate the words «*internal documents of the Company*»

- Sub-Items 36 and 37 to be renamed *Sub-Items 41 and 42.*

Art. 3 «Composition of the Board of Directors»:
- Item 3.2: the last paragraph to be worded as follows: «The Board of Directors is entitled any time to re-elect the Chairperson *and the Deputy by a* majority of votes of Board Members elected».

- Item 3.4. to be worded as follows: *«In case of absence of the Board of Dorectors Chairman, his functions (including signature right) are carried out by his Deputy, and in case of absence of the latter by one of the Board Members according to a resolution approved majority of votes of the Members participating in the session»*

Ст. 4 «Board of Directors Members Election»
- Item 4.6: the 2 paragraph to be worded as follows: «According to a Resolution of the General Shareholder Meeting upon the year results, a reward ***in size up to 0,1** %* of the Company's net profit of the report year can be paid. In case of non-participation in the work of the Board of Directors during one Quarter the sum of the quaterly reward is not paid, and the sum of the yearly reward is diminished».

Art.6 «Minutes of the Board of Directors Sessions»:
- Item 6.4.: the 1st paragraph to be worded as follows: «Minutes is signed by the Chairperson of the Board of Directors *or by his(her) Deputy, which* are responsable for their correctness».

Minutes № 7 «Approval of the Company's Auditor»
Voting results:

Firm «Price Waterhouse-CoopersAudit»	50407982
Firm «Astreya»	12627243

According to voting results, the General Annual Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

To approve the Firm «Price Waterhouse-CoopersAudit» as the Company's Auditor in Russia.

Minutes № 8 «Return Board Approval»

Voting results:

FOR	72568024	98.390 %
AGAINST	1	0.000 %
ABSTENTION	2689	0.004 %
RESOLUTION PASSED		

According to voting results, the General Annual Shareholder Meeting of PJSC «Nizhegorodsvyazinform» DECIDED:

To approve the Return Board consisting of 51 persons for a 5 years term.

Lyulin V.F. thanked to Bessarab V.V. and Tolstonogov N.I. for their work with the Board of Directors during 4 years and handed them some souvenirs.

Thus, the Agenda of the Annual General Shareholder Meeting is covered.

Thank you very much for taking part in the meeting.

The Meeting is over !

Chairperson,
General Director — V.F. Lyulin

Secretary — N.I. Pokrovskaya

1283-2(b)

List of affiliates of Public Joint-Stock Company «Svyazinform» of Nizhniy Novgorod Region

as of 01.07.2001

Legal affiliates:

№	Long Title	Location and mail address	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share in charter capital of PJSC «Nizhegorodsvyaz inform», owned by affiliated persons
1	2	3	4	5	6
1	Public Joint-Stock Company «Telecom Investment Company »	RF, Moscow, Plushchikha str.,.55, suite.2; Mail address: 119121, Moscow, Plushchikha str.,.55, suite 2	10.10.1995	Persons, entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	38
2	CJSC «Nizhniy Novgorod cellular communication»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	30.03.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	02 APR -3 PM 8:12
3	CJSC «TeleRoss – Nizhniy Novgorod»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000,	12.07.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal	---

		M. Gorkiy sq., Post House			
4	CJSC «Nizhegorodteleservice»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603107, N.Novgorod, Zhukov sq., 3	26.02.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
5	Non-profit organization non-governmental pension fund «Doverie»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	24.10.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	0.06
6	CJSC «Transsvyaz»	RF, N.Novgorod, Chaadayev str., 2 Mail address: RF, 603950, N.Novgorod, GSP-1273, Gordeyevskaya str.5, r. 306	03.06.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
7	LLC «Radio-Resonance»	RF, N.Novgorod, Okskiy syezd, 8 Mail address: RF, 603022, N.Novgorod, Okskiy syezd, 8	08.12.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

8	CJSC «Ericsson – Svyaz»	RF, Nizhniy Novgorod, Gagarin ave., 37 Mail address: RF 603129, Nizhniy Novgorod, Yanka Kupala str., 10	25.05.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
9	CJSC «Nizhniy Novgorod Radiotelephone»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	26.08.1999	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
10	CJSC «Sotel – Nizhniy Novgorod»	RF, Nizhniy Novgorod, Sovietskaya sq., 2 Mail address: RF, 603600, Nizhniy Novgorod, Sovietskaya sq., 2	06.04.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

Personal affiliates:

№	Family, name, patronymic	Residence	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share of affiliated persons in charter capital of PJSC «Nizhegorodsvyazinform
1	2	3	4	5	6
1	Arakcheyev Aleksandr Vasilievich	Nizhniy Novgorod	22.06.1999	Deputy Chairman of Management Board Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.215
2	Abashin Vladimir Aleksandrovich	Arzamas Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.023
3	Bakhayev Mikhail Anatolievich	Nizhniy Novgorod	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.341
4	Volkov Vladimir Nikolayevich	Dzerzhinsk Nizhniy Novgorod Region	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.017
5	Vystorop Vasiliy Petrovich	Nizhniy Novgorod	01.09.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
6	Grigorieva Alla Borisovna	Moscow	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
7	Grigorieva Lyubov Ivanovna	Nizhniy Novgorod	22.06.1999 25.06.2001	Member of Management Board, Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.031
8	Dyakonov Mikhail Vasilievich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
9	Yeliseyeva Valentina Ivanovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.012
10	Ismailov Nail Ismailovich	Moscow	25.06.2001	Chairman of Board of Directors of	0.005

				PJSC «Nizhegorodsvyazinform»	
11	Kireyeva Anastasia Maksimovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.261
12	Kuranov Mikhail Andreyevich	Gorodets, Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.032
13	Lyulin Vladimir Fedorovich	Nizhniy Novgorod	22.06.1999 25.06.2001	General Director, Chairman of Management Board, Deputy Chairman of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.512
14	Lebedev Aleksandr Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	--
15	Osipova Lyudmila Petrovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.006
16	Osipchuk Anton Igorevich	Moscow	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	-
17	Panchenko Stanislav Nikolayevich	Moscow	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	-
18	Timarev Valeriy Nikolayevich	Uren, Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
19	Tolstonogov Nikolay Ivanovich	Nizhniy Novgorod	01.07.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.238
20	Haywood Michael Arthur	USA, Arlington, Virginia	25.06.2001	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	-

Deputy General Director
PJSC «Nizhegorodsvyazinform»

L.I.Grigorieva

ОАО «Нижегородсвязьинформ»
603000 г.Н.Новгород
пл.М. Горького, Дом Связи
Тел.:(7 8312) 33-20-47
Факс: (7 8312) 30-67-68
№ 25-8/62
Дата 18.03.2002г.

02 APR -3 AM 8:12

Комиссия по ценным бумагам и биржам США
Управление международного корпоративного финансирования
Отдел корпоративного финансирования
Почтовая остановка 3-2
450 Пятая улица, С. З.
Вашингтон, Округ Колумбия 20549

Касательно: АО «Нижегородсвязьинформ» - Освобождение №82-4642

Уважаемые господа!

В связи с освобождением АО «Нижегородсвязьинформ», согласно правилу 12g3-2(b), от требований Закона о ценных бумагах и биржах от 1934 г. по регистрации отчетности и согласно дальнейшим требованиям по правилу 12g3-2(b), направляем следующую информацию о деятельности Компании с 01 января 2000 года по настоящее время:

1. Сообщения о существенных фактах, затрагивающих финансово-хозяйственную деятельность Компании (39 документов на 87 листах).
2. Списки аффилированных лиц ОАО «Нижегородсвязьинформ» (8 документов на 40 листах).
3. Сообщения о соотношении стоимости чистых активов и размера уставного капитала Компании.
4. Решения, принятые общим собранием акционеров, а также итоги голосования.
5. Сообщения о держателе реестра Компании
   Информация, указанная в п.п.3-5, содержится в публикациях об итогах общих собраний акционеров Компании (2 документа на 6 листах).
6. Уведомление о замене держателя реестра Компании (1 документ на 1 листе).
7. Аудиторское заключение за 1999 год (1 документ на 1 листе).
8. Копии публикаций уведомлений о проведении общих собраний акционеров (3 документа на 3 листах). Уведомление о проведении общего годового собрания акционеров в 2000 году было опубликовано в газете «Нижегородские новости» №76 от 25 апреля 2000 года, о проведении общего годового собрания акционеров в 2001 году – в газете «Нижегородские новости» от 11 мая 2001 года, о проведении внеочередного общего собрания акционеров в 2001 году – в газете «Нижегородские новости» №173 (2389) от 20 сентября 2001 года.

Банк Нью-Йорка является банком-депозитарием для вышеназванной компании по форме F-6, регистрационный номер 333-7622 по программе АДР на обыкновенные акции, которая объявлена Комиссией по ценным бумагам и биржевой деятельности, вступившей в действие 31 октября 1997 г.

Если у Вас есть какие-либо вопросы, звоните непосредственно мне по тел. 7-8312-33-47-93 или Ирине Вахраневой, заместителю вице-президента Банка Нью-Йорка по тел. 7-095-967-3110 (Московское представительство) или Людмиле Лелявской, представителю Банка в Нью-Йорке по тел. (201)750-7759.

Искренне Ваша,

Л. И. Григорьева
Зам. Генерального директора

Открытое акционерное общество «Нижегородсвязьинформ» г. Нижний Новгород Нижегородской области

PJSC «Nizhegorodsvyazinform»
603000 Nizhniy Novgorod
M. Gorkiy sq., Dom Svyazi
Phone:(7 8312) 33-20-47
Fax: (7 8312) 30-67-68
№ 25-8/62
Date 18.03.2002г.

Securities and Exchange Commission
Office of International Corporate Finance
Department of Corporate Finance
Stop 3-2
450 Fifth Street, C. 3.
Washington, DC 20549

Re: AO «Nizhegorodsvyazinform» Exemption 82-4642

Dear Sir or Madam:
In connection with AO Nizhegorodsvyazinform's exemption, pursuant to the rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b), please find enclosed the information about the Company's performance from January 1, 2000 till the present time:

1. Information about essential facts concerning financial and economic activity of the Company (39 documents on 87 sheets).
2. Lists of affiliated persons of PJSC «Nizhegorodsvyazinform» (8 documents on 40 sheets).
3. Information about Net Assets Value / Charter Capital Ratio.
4. Resolutions passed by the General Shareholder Meeting and voting results.
5. Information about the Company's Register holder.
   Information contained in Items.3-5 is extracted from publications about results of the General Shareholder Meetings of the Company (2 documents on 6 sheets).
6. Notification about the Company's Register Holder substitution (1 document on 1 sheet).
7. The Auditor's Statement of 1999 (1 document on 1 sheet).
8. Copies of published notifications about General Shareholder Meetings (3 documents on 3 sheets). Notification about the General Shareholder Meeting of 2000 was published in the newspaper «Nizhegorodskiye novosti» № 76 of April 25, 2000, that about the Annual General Shareholder Meeting of 2001 published in the newspaper « Nizhegorodskiye novosti » of May 11, 2001, that about the Extraordinary General Shareholder Meeting of 2001 published in the newspaper « Nizhegorodskiye novosti » № 173 (2389) of September 20, 2001.

   The Bank of New York is the depositary bank for the above-named Company according to Form F-6, Registration Numbert 333-7622 for the ADR program for common stocks, declared by the Securities and Exchange Commission, effective from October 31, 1997.

If you have any questions, you can call me directly at the following phone number: 7-8312-33-47-93 or call Irina Vakhraneva, Deputy Vice-President of the Bank of New York at the following phone number: 7-095-967-3110 (Moscow Agency) or Lyudmila Leliavskaya, the Bank of New York Representative in New York at the following phone number: (201)750-7759.

Truly yours,

L. I. Grigorieva
Deputy General Director

12g3-2(b)

List of affiliates of Public Joint-Stock Company «Svyazinform» of Nizhniy Novgorod Region

as of 01.04.2000

Legal affiliates:

№	Long Title	Location and mail address	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share in charter capital of PJSC «Nizhegorodsvyaz inform», owned by affiliated persons
1	2	3	4	5	6
1	Public Joint-Stock Company «Telecom Investment Company Svyazinvest»	RF, Moscow, Tverskaya str.,.7, Mail address: 119121, Moscow, Plushchikha str.,.55, suite 2	10.10.1995	Persons, entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	38
2	CJSC «Nizhniy Novgorod cellular communication»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	30.03.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	02 APR -3 AM 8:12
3	CJSC «TeleRoss – Nizhniy Novgorod»	RF, N.Novgorod, M. Gorkiy sq., Post House	12.07.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares),	---

		Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House		assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
4	CJSC «Nizhegorodteleservice»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603107, N.Novgorod, Zhukov sq., 3	26.02.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
5	Non-profit organization non-governmental pension fund «Doverie»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	24.10.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
6	CJSC «Transsvyaz»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603035, N.Novgorod, Chaadayev str., 2	03.06.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
7	LLC «Radio-Resonance»	RF, N.Novgorod, Okskiy syezd, 8	08.12.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to	

		Mail address: RF, 603022, N.Novgorod, Okskiy syezd, 8		more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
8	CJSC «Ericsson – Svyaz»	RF, Nizhniy Novgorod, Gagarin ave., 37 Mail address: RF 603129, Nizhniy Novgorod, Yanka Kupala str., 10	25.05.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
9	CJSC «Nizhniy Novgorod Radiotelephone»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	26.08.1999	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
10	CJSC «Sotel – Nizhniy Novgorod»	RF, Nizhniy Novgorod, Sovietskaya sq., 2 Mail address: RF, 603136, Nizhniy Novgorod, Sovietskaya sq., 2	06.04.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

Personal affiliates:

№	Family, name, patronymic	Residence	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share of affiliated persons in charter capital of PJSC «Nizhegorodsvyazinform
1	2	3	4	5	6
1	Arakcheyev Aleksandr Vasilievich	Nizhniy Novgorod	22.06.1999	Deputy Chairman of Management Board of PJSC «Nizhegorodsvyazinform»	0.215
2	Bakhayev Mikhail Anatolievich	Nizhniy Novgorod	22.06.1999	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.341
3	Bessarab Vladimir Vladimirovich	Nizhniy Novgorod	22.06.1999	Chairman of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.005
4	Vilkov Nikolay Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Management Board of PJSC «Nizhegorodsvyazinform»	0.004
5	Volkov Vladimir Nikolayevich	Nizhniy Novgorod	22.06.1999	Member of Management Board of PJSC «Nizhegorodsvyazinform»	0.011
6	Grigorieva Alla Borisovna	Moscow	22.06.1999	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
7	Grigorieva Lyubov Ivanovna	Nizhniy Novgorod	22.06.1999	Member of Management Board, Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.021
8	Dyakonov Mikhail Vasilievich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
9	Dyachenko Sergey Aleksandrovich	Nizhniy Novgorod	22.06.1999	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
10	Yeliseyeva Valentina Ivanovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.012

11	Ismailov Nail Ismailovich	Moscow	22.06.1999	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.005
12	Karashtin Mikhail Pavlovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.012
13	Kireyeva Anastasia Maksimovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.259
14	Korshunov Sergey Maksimovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.04
15	Kuzmenko Yury Vasilievich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.024
16	Lyulin Vladimir Fedorovich	Nizhniy Novgorod	22.06.1999	General Director Chairman of Management Board Deputy Chairman of Board of Directors PJSC «Nizhegorodsvyazinform»	0.505
17	Lebedev Aleksandr Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	-
18	Mansurov Nariman Khafizovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.113
19	Osipova Lyudmila Petrovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.006
20	Romanov Yevgeniy Vladimirovich	Moscow	22.06.1999	Member of Board of Directors	-
21	Silenko Boris Anatolievich	Nizhniy Novgorod	22.06.1999	Member of Board of Directors	0.004
22	Tolstonogov Nikolay Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Board of Directors	0.238

Deputy General Director
PJSC «Nizhegorodsvyazinform» L.I.Grigorieva

12§3-2(b)

List of affiliates of Public Joint-Stock Company «Svyazinform» of Nizhniy Novgorod Region

as of 01.07.2000

Legal affiliates:

№	Long Title	Location and mail address	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share in charter capital of PJSC «Nizhegorodsvyazinform», owned by affiliated persons
1	2	3	4	5	6
1	Public Joint-Stock Company «Telecom Investment Company Svyazinvest»	RF, Moscow, Tverskaya str.,.7,; Mail address: 119121, Moscow, Plushchikha str.,.55, suite 2	10.10.1995	Persons, entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	38
2	CJSC «Nizhniy Novgorod cellular communication»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	30.03.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	02 APR -3 AM 8: 1[illegible]
3	CJSC «TeleRoss – Nizhniy Novgorod»	RF, N.Novgorod, M. Gorkiy sq., Post House	12.07.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares),	---

		Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House		assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
4	CJSC «Nizhegorodteleservice»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603107, N.Novgorod, Zhukov sq., 3	26.02.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
5	Non-profit organization non-governmental pension fund «Doverie»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	24.10.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
6	CJSC «Transsvyaz»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603035, N.Novgorod, Chaadayev str., 2	03.06.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
7	LLC «Radio-Resonance»	RF, N.Novgorod, Okskiy syezd, 8	08.12.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to	

		Mail address: RF, 603022, N.Novgorod, Okskiy syezd, 8		more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
8	CJSC «Ericsson – Svyaz»	RF, Nizhniy Novgorod, Gagarin ave., 37 Mail address: RF 603129, Nizhniy Novgorod, Yanka Kupala str., 10	25.05.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
9	CJSC «Nizhniy Novgorod Radiotelephone»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	26.08.1999	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
10	CJSC «Sotel – Nizhniy Novgorod»	RF, Nizhniy Novgorod, Sovietskaya sq., 2 Mail address: RF, 603136, Nizhniy Novgorod, Sovietskaya sq., 2	06.04.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

Personal affiliates:

№	Family, name, patronymic	Residence	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share of affiliated persons in charter capital of PJSC «Nizhegorodsvyazinform
1	2	3	4	5	6
1	Arakcheyev Aleksandr Vasilievich	Nizhniy Novgorod	22.06.1999 28.06.2000	Deputy Chairman of Management Board Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.215
2	Bakhayev Mikhail Anatolievich	Nizhniy Novgorod	22.06.1999	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.341
3	Vilkov Nikolay Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Management Board of PJSC «Nizhegorodsvyazinform»	0.004
4	Volkov Vladimir Nikolayevich	Nizhniy Novgorod	22.06.1999 28.06.2000	Member of Management Board Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.017
5	Grigorieva Alla Borisovna	Moscow	22.06.1999	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
6	Grigorieva Lyubov Ivanovna	Nizhniy Novgorod	22.06.1999	Member of Management Board, Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.021
7	Dyakonov Mikhail Vasilievich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
8	Dyachenko Sergey Aleksandrovich	Nizhniy Novgorod	22.06.1999	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---

9	Yeliseyeva Valentina Ivanovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.012
10	Zabelin Vladislav Vladimirovich	Moscow	28.06.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	-
11	Ismailov Nail Ismailovich	Moscow	22.06.1999	Chairman of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.005
12	Karashtin Mikhail Pavlovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.012
13	Kireyeva Anastasia Maksimovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.259
14	Kuzmenko Yury Vasilievich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.024
15	Lyulin Vladimir Fedorovich	Nizhniy Novgorod	22.06.1999	General Director Chairman of Management Board Deputy Chairman of Board of Directors PJSC «Nizhegorodsvyazinform»	0.505
16	Lebedev Aleksandr Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	-
17	Mansurov Nariman Khafizovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.108
18	Osipova Lyudmila Petrovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.006
19	Tolstonogov Nikolay Ivanovich	Nizhniy Novgorod	28.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.238

Deputy General Director
PJSC «Nizhegorodsvyazinform» L.I.Grigorieva

12$\frac{8}{5}$3-2(b)

List of affiliates of Public Joint-Stock Company «Svyazinform» of Nizhniy Novgorod Region

as of 01.10.2000

Legal affiliates:

№	Long Title	Location and mail address	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share in charter capital of PJSC «Nizhegorodsvyazinform», owned by affiliated persons
1	2	3	4	5	6
1	Public Joint-Stock Company «Telecom Investment Company Svyazinvest»	RF, Moscow, Tverskaya str.,.7, suite.2; Mail address: 119121, Moscow, Plushchikha str.,.55, suite 2	10.10.1995	Persons, entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	38
2	CJSC «Nizhniy Novgorod cellular communication»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	30.03.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
3	CJSC «TeleRoss – Nizhniy Novgorod»	RF, N.Novgorod, M. Gorkiy sq., Post House	12.07.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes,	

		Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House		assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
4	CJSC «Nizhegorodteleservice»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603107, N.Novgorod, Zhukov sq., 3	26.02.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
5	Non-profit organization non-governmental pension fund «Doverie»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	24.10.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
6	CJSC «Transsvyaz»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603035, N.Novgorod, Chaadayev str., 2	03.06.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
7	LLC «Radio-Resonance»	RF, N.Novgorod, Okskiy syezd, 8	08.12.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to	

		Mail address: RF, 603022, N.Novgorod, Okskiy syezd, 8		more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
8	CJSC «Ericsson – Svyaz»	RF, Nizhniy Novgorod, Gagarin ave., 37 Mail address: RF 603129, Nizhniy Novgorod, Yanka Kupala str., 10	25.05.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
9	CJSC «Nizhniy Novgorod Radiotelephone»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	26.08.1999	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
10	CJSC «Sotel – Nizhniy Novgorod»	RF, Nizhniy Novgorod, Sovietskaya sq., 2 Mail address: RF, 603136, Nizhniy Novgorod, Sovietskaya sq., 2	06.04.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

Personal affiliates:

№	Family, name, patronymic	Residence	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share of affiliated persons in charter capital of PJSC «Nizhegorodsvyazinform
1	2	3	4	5	6
1	Arakcheyev Aleksandr Vasilievich	Nizhniy Novgorod	22.06.1999 28.06.2000	Deputy Chairman of Management Board Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.215
2	Bakhayev Mikhail Anatolievich	Nizhniy Novgorod	22.06.1999	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.341
3	Vilkov Nikolay Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Management Board of PJSC «Nizhegorodsvyazinform»	0.004
4	Volkov Vladimir Nikolayevich	Nizhniy Novgorod	22.06.1999 28.06.2000	Member of Management Board Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.017
5	Grigorieva Alla Borisovna	Moscow	22.06.1999	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
6	Grigorieva Lyubov Ivanovna	Nizhniy Novgorod	22.06.1999	Member of Management Board, Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.021
7	Dyakonov Mikhail Vasilievich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
8	Dyachenko Sergey Aleksandrovich	Nizhniy Novgorod	22.06.1999	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---

9	Yeliseyeva Valentina Ivanovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.012
10	Zabelin Vladislav Vladimirovich	Moscow	28.06.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	-
11	Ismailov Nail Ismailovich	Moscow	22.06.1999	Chairman of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.005
12	Karashtin Mikhail Pavlovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.012
13	Kireyeva Anastasia Maksimovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.259
14	Kuzmenko Yury Vasilievich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.024
15	Lyulin Vladimir Fedorovich	Nizhniy Novgorod	22.06.1999	General Director Chairman of Management Board Deputy Chairman of Board of Directors PJSC «Nizhegorodsvyazinform»	0.505
16	Lebedev Aleksandr Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	-
17	Mansurov Nariman Khafizovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.108
18	Osipova Lyudmila Petrovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.006
19	Tolstonogov Nikolay Ivanovich	Nizhniy Novgorod	28.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.238

Deputy General Director
PJSC «Nizhegorodsvyazinform»

L.I.Grigorieva

1283-2(6)

List of affiliates of Public Joint-Stock Company «Svyazinform» of Nizhniy Novgorod Region

as of 01.01.2001

Legal affiliates:

№	Long Title	Location and mail address	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share in charter capital of PJSC «Nizhegorodsvyazinform», owned by affiliated persons
1	2	3	4	5	6
1	Public Joint-Stock Company «Telecom Investment Company »	RF, Moscow, Plushchikha str.,.55, suite.2; Mail address: 119121, Moscow, Plushchikha str.,.55, suite 2	10.10.1995	Persons, entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	38
2	CJSC «Nizhniy Novgorod cellular communication»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	30.03.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	--- 02 APR -3 AM 8:12
3	CJSC «TeleRoss – Nizhniy Novgorod»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000,	12.07.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal	---

		N.Novgorod, M. Gorkiy sq., Post House		entity	
4	CJSC «Nizhegorodteleservice»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603107, N.Novgorod, Zhukov sq., 3	26.02.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
5	Non-profit organization non-governmental pension fund «Doverie»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	24.10.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
6	CJSC «Transsvyaz»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603035, N.Novgorod, Chaadayev str., 2	03.06.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
7	LLC «Radio-Resonance»	RF, N.Novgorod, Okskiy syezd, 8 Mail address: RF, 603022, N.Novgorod, Okskiy -syezd, 8	08.12.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

8	CJSC «Ericsson – Svyaz»	RF, Nizhniy Novgorod, Gagarin ave., 37 Mail address: RF 603129, Nizhniy Novgorod, Yanka Kupala str., 10	25.05.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
9	CJSC «Nizhniy Novgorod Radiotelephone»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	26.08.1999	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
10	CJSC «Sotel – Nizhniy Novgorod»	RF, Nizhniy Novgorod, Sovietskaya sq., 2 Mail address: RF, 603136, Nizhniy Novgorod, Sovietskaya sq., 2	06.04.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

Personal affiliates:

№	Family, name, patronymic	Residence	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share of affiliated persons in charter capital of PJSC «Nizhegorodsvyazinform
1	2	3	4	5	6
1	Arakcheyev Aleksandr Vasilievich	Nizhniy Novgorod	22.06.1999 28.06.2000	Deputy Chairman of Management Board Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.215
2	Abashin Vladimir Aleksandrovich	Arzamas Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.023
3	Bakhayev Mikhail Anatolievich	Nizhniy Novgorod	28.06.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.341
4	Volkov Vladimir Nikolayevich	Dzerzhinsk Nizhniy Novgorod Region	28.06.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.017
5	Vystorop Vasiliy Petrovich	Nizhniy Novgorod	01.09.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
6	Grigorieva Alla Borisovna	Moscow	28.06.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
7	Grigorieva Lyubov Ivanovna	Nizhniy Novgorod	22.06.1999 28.06.2000	Member of Management Board, Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.026
8	Dyakonov Mikhail Vasilievich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
9	Dyachenko Sergey Aleksandrovich	Nizhniy Novgorod	28.06.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
10	Yeliseyeva Valentina Ivanovna	Nizhniy Novgorod	22.06.1999	Member of Management Board	0.012

				PJSC «Nizhegorodsvyazinform»	
11	Zabelin Vladislav Vladimirович	Moscow	28.06.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
12	Ismailov Nail Ismailovich	Moscow	28.06.2000	Chairman of Board of Directors PJSC «Nizhegorodsvyazinform»	0.005
13	Kireyeva Anastasia Maksimovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.261
14	Kuranov Mikhail Andreyevich	Gorodets, Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.032
15	Lyulin Vladimir Fedorovich	Nizhniy Novgorod	22.06.1999 28.06.2000	General Director, Chairman of Management Board, Deputy Chairman of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.512
16	Lebedev Aleksandr Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	--
17	Osipova Lyudmila Petrovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.006
18	Timarev Valeriy Nikolayevich	Uren, Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
19	Tolstonogov Nikolay Ivanovich	Nizhniy Novgorod	01.07.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.238

Deputy General Director
PJSC «Nizhegorodsvyazinform»

L.I.Grigorieva

1283-2(6)

List of affiliates of Public Joint-Stock Company «Svyazinform» of Nizhniy Novgorod Region

as of 01.04.2001

Legal affiliates:

№	Long Title	Location and mail address	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share in charter capital of PJSC «Nizhegorodsvyaz inform», owned by affiliated persons
1	2	3	4	5	6
1	Public Joint-Stock Company «Telecom Investment Company »	RF, Moscow, Plushchikha str.,.55, suite.2; Mail address: 119121, Moscow, Plushchikha str.,.55, suite 2	10.10.1995	Persons, entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	38
2	CJSC «Nizhniy Novgorod cellular communication»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	30.03.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	02 APR -3 AM 8:
3	CJSC «TeleRoss – Nizhniy Novgorod»	RF, N.Novgorod, M. Gorkiy sq., Post House	12.07.1995	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes,	

		Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House		assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
4	CJSC «Nizhegorodteleservice»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603107, N.Novgorod, Zhukov sq., 3	26.02.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
5	Non-profit organization non-governmental pension fund «Doverie»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	24.10.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
6	CJSC «Transsvyaz»	RF, N.Novgorod, Chaadayev str., 2 Mail address: RF, 603950, GSP-1273 N.Novgorod, Gordeyevskaya str.5, r.306	03.06.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

7	LLC «Radio-Resonance»	RF, N.Novgorod, Okskiy syezd, 8 Mail address: RF, 603022, N.Novgorod, Okskiy syezd, 8	08.12.1997	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
8	CJSC «Ericsson – Svyaz»	RF, Nizhniy Novgorod, Gagarin ave., 37 Mail address: RF 603129, Nizhniy Novgorod, Yanka Kupala str., 10	25.05.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
9	CJSC «Nizhniy Novgorod Radiotelephone»	RF, N.Novgorod, M. Gorkiy sq., Post House Mail address: RF, 603000, N.Novgorod, M. Gorkiy sq., Post House	26.08.1999	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---
10	CJSC «Sotel – Nizhniy Novgorod»	RF, Nizhniy Novgorod, Sovietskaya sq., 2 Mail address: RF, 603600, Nizhniy Novgorod, GSP-57, Sovietskaya sq., 2	06.04.1998	Legal entity, where PJSC «Nizhegorodsvyazinform» is entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of the legal entity	---

Personal affiliates:

№	Family, name, patronymic	Residence	Date of event, after which the person is affiliated according to RF legislation	The reason of being affiliated according to RF legislation	Share of affiliated persons in charter capital of PJSC «Nizhegorodsvyazinform
1	2	3	4	5	6
1	Arakcheyev Aleksandr Vasilievich	Nizhniy Novgorod	22.06.1999 28.06.2000	Deputy Chairman of Management Board Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.215
2	Abashin Vladimir Aleksandrovich	Arzamas Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.023
3	Bakhayev Mikhail Anatolievich	Nizhniy Novgorod	28.06.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.341
4	Volkov Vladimir Nikolayevich	Dzerzhinsk Nizhniy Novgorod Region	28.06.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.017
5	Vystorop Vasiliy Petrovich	Nizhniy Novgorod	01.09.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
6	Grigorieva Alla Borisovna	Moscow	28.06.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
7	Grigorieva Lyubov Ivanovna	Nizhniy Novgorod	22.06.1999 28.06.2000	Member of Management Board, Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.031

8	Dyakonov Mikhail Vasilievich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
9	Dyachenko Sergey Aleksandrovich	Nizhniy Novgorod	28.06.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
10	Yeliseyeva Valentina Ivanovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.012
11	Zabelin Vladislav Vladimirович	Moscow	28.06.2000	Member of Board of Directors of PJSC «Nizhegorodsvyazinform»	---
12	Ismailov Nail Ismailovich	Moscow	28.06.2000	Chairman of Board of Directors PJSC «Nizhegorodsvyazinform»	0.005
13	Kireyeva Anastasia Maksimovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.261
14	Kuranov Mikhail Andreyevich	Gorodets, Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.032
15	Lyulin Vladimir Fedorovich	Nizhniy Novgorod	22.06.1999 28.06.2000	General Director, Chairman of Management Board, Deputy Chairman of Board of Directors of PJSC «Nizhegorodsvyazinform»	0.512
16	Lebedev Aleksandr Ivanovich	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	--
17	Osipova Lyudmila Petrovna	Nizhniy Novgorod	22.06.1999	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.006
18	Timarev Valeriy Nikolayevich	Uren, Nizhniy Novgorod Region	01.12.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	---
19	Tolstonogov Nikolay Ivanovich	Nizhniy Novgorod	01.07.2000	Member of Management Board PJSC «Nizhegorodsvyazinform»	0.238

Deputy General Director
PJSC «Nizhegorodsvyazinform»

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СВЯЗЬИНФОРМ» НИЖЕГОРОДСКОЙ ОБЛАСТИ ОАО «НИЖЕГОРОДСВЯЗЬИНФОРМ» Г. НИЖНИЙ НОВГОРОД

L.I.Grigorieva